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REGISTRANT'S NAME China Strategic Holdings

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 3596 FISCAL YEAR 12-31-04

• Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 5/23/05



中策集團有限公司
China Strategic Holdings Limited

ARLS
12-31-04

Annual Report
二零零四年年報 2004

CONTENTS 目錄

CORPORATE INFORMATION 公司資料

BOARD OF DIRECTORS

Chan Kwok Keung, Charles	*(Chairman and Chief Executive Officer)*
Yap, Allan	*(Vice Chairman)*
Chau Mei Wah, Rosanna	*(Executive Director)*
Chan Ling, Eva	*(Executive Director)*
Li Bo	*(Executive Director)*
David Edwin Bussmann	*(Independent non-executive Director)*
Wong King Lam, Joseph	*(Independent non-executive Director)*
Sin Chi Fai	*(Independent non-executive Director)*
Chan Kwok Hung	*(Alternate Director to Chan Kwok Keung, Charles)*
Lui Siu Tsuen, Richard	*(Alternate Director to Yap, Allan)*

董事會

陳國強	*(主席兼行政總裁)*
Yap, Allan	*(副主席)*
周美華	*(執行董事)*
陳玲	*(執行董事)*
李波	*(執行董事)*
卜思問	*(獨立非執行董事)*
黃景霖	*(獨立非執行董事)*
冼志輝	*(獨立非執行董事)*
陳國鴻	*(陳國強之替任董事)*
呂兆泉	*(Yap, Allan 之替任董事)*

SECRETARY

Chan Yan Yan, Jenny

秘書

陳欣欣

QUALIFIED ACCOUNTANT

Cheung Sze Man

合資格會計師

張詩敏

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants

核數師

德勤•關黃陳方會計師行
執業會計師

REGISTERED OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

註冊辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
DBS Bank (Hong Kong) Limited

主要往來銀行

中國銀行(香港)有限公司
星展銀行(香港)有限公司

SOLICITORS

Richards Butler
Sidley Austin Brown & Wood

法律顧問

齊伯禮律師行
盛德律師事務所

REGISTRARS' OFFICE

Standard Registrars Limited
G/F, Bank of East Asia, Harbour View Centre,
56 Gloucester Road,
Hong Kong

股份過戶登記處

標準証券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

On behalf of the board of directors (the "Board"), I hereby present the annual results of China Strategic Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2004.

本人謹代表董事會(「董事會」)呈報中策集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零四年十二月三十一日止年度之年度業績。

A NEW AGE FOR HONG KONG

香港走進新紀元

When all unfavorable sentiment suddenly vanishes in thin air, markets on all sectors become absolutely positive and volume of business booms in amazing rate. Having recorded approximately 7.4% growth in Gross Domestic Product, value of total exports soared by approximately 15.9% and unemployment rate lowered to the 6.5% level, it is not difficult to explain why the government of Hong Kong gratefully awarded year 2004 as the best performing year among the past seven years [note 1]. New opportunities and new potentials that emerged, however, also give rise to more fruitful chances of divestment.

隨著所有不利因素突然消失，各行各業對前景絕對樂觀，業務量亦以令人振奮之速度迅速增長。本地生產總值錄得約7.4%之增長，出口總值急升約15.9%，而失業率亦下降至6.5%之水平，難怪香港政府將二零零四年評定為過往七年中表現最好之一年[附註1]。在新機會及新潛力出現之同時，亦為本集團提供大量商機將投資分拆出售。

During the year under review, the Group have successfully realized some of our investments in retail business and in construction material business and provided significant amount of cash flow for the Group to re-focus on some other more profitable ventures.

回顧年度內，本集團成功將若干於零售業務及建築材料業務之投資變現，為本集團帶來大量現金流，使本集團能重新專注於其他利潤更優厚之創投機會。

Foreseeing the fact that local consumer spending would keep on picking up visibly, amidst the gradually falling unemployment and the robust recovery in the property market, the Group has managed to maintain its exposure in the packaged tour business and in the hotel operator business.

預期本地消費者消費將顯著回升，加上失業率逐步下跌，物業市場迅速回復，本集團計劃繼續經營其旅行團業務及經營酒店業務。

A NEW ERA FOR CHINA

中國邁進新時代

Year 2004 has repeatedly affirmed the Group's consistent positive anticipation to the economy in China. The gross domestic product of the country for the year reached RMB13,651.5 billion, up by 9.5 percent real increase over the previous year while the annual per capita disposable income of urban households in China recorded RMB9,422, a real increase of 7.7% [Note 2].

本集團一向對中國經濟前景均表示樂觀，終於在二零零四年得到連番肯定。中國於年內之本地生產總值達人民幣13,651,500,000,000元，較去年實質增長9.5%；而中國城市家庭之年度人均可動用收入則為人民幣9,422元，實質增長7.7%[附註2]。

The expected macro-control measures by the central government were actually being launched during the year, fortunately, in a more refined manner and were no longer as eruptive as they once were. Seemingly, the central government has fulfilled the scientific concept of development strategy in full swing and carefully carried out various measures aiming at enhancing and improving macroeconomic regulation which led to remarkable achievements while with minimal side-effects on other developing sectors.

市場一直預期中央政府會實施宏觀調控政策，而最終亦於年內實行。幸運地，是次宏觀調控經過精心策劃，沒有如以往般對經濟造成重大損害。中央政府已明顯地貫徹發展策略之科學理念，並小心推行多項措施，以優化及改善宏觀經濟調控，從而在對其他行業發展造成最少負面影響下，取得顯著成就。

The on-going investment strategy in China has been maintained during the year while the Group ventured into the consumer product market in the country through a new investment in a battery manufacturing and trading business in China.

年內，本集團繼續維持其於中國之一貫投資策略，與此同時，本集團亦透過一項於中國電池製造及銷售業務之新投資進軍國內消費產品市場。

To further bolster its exposure in the tourist industry in China, the Group has entered into a very substantial acquisition and took up a property development project located in the high profile residential area of Jing An District in the metropolitan city of Shanghai. The project includes a parcel of land and a 24-storey building which will be developed into a service apartment. Besides, it is believed that the acquisition would broaden the source of income of the Group and strengthen its asset base.

為進一步提升本集團於中國旅遊業之知名度，本集團已訂立一項非常重大收購，並已購入一項位於大都市上海靜安區高尚住宅區之物業發展項目。該項目包括一塊土地，以及一幢將發展成服務式公寓之24層大廈。此外，本集團相信收購事項能擴闊本集團之收入來源，以及穩固其資產基礎。

PROSPECT

前景

As the country has already attained rich and fruitful development in 2004, the Group is confident to the further growth in the economy of China and Hong Kong in time to come. Having positioned itself as a conglomerate investor in various sectors in the country, the Group would, however, maintain its prevalent conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

國家在二零零四年取得了理想豐碩之發展，基於此，本集團對中國及香港經濟未來表現更上層樓充滿信心。本集團以投資國內不同行業之綜合企業投資者為本位，然而，未來一年，本集團將秉承一貫保守及謹慎投資態度，致力尋找新投資機會。

Despite any uncertainties, the Group will continue to strive to protect the long-term interests of our shareholders.

無論面對任何不明朗因素，本集團仍會繼續致力保障股東之長期利益。

APPRECIATION

致謝

On behalf of the Board, it is our great good fortune that in our time we have been given the opportunity to help recovering the Company and its subsidiaries and to work in harmony with our dedicated staff.

本人謹代表董事會致謝，董事會各成員對能有機會在任內協助本公司及其附屬公司回復，以及能有機會與本集團忠誠員工和睦合作深感光榮。

Dr. Chan Kwok Keung, Charles
Chairman

主席
陳國強博士

Hong Kong
26th April, 2005

香港
二零零五年四月二十六日

Note 1: Sourced from: the Monthly Report on the Hong Kong Economy December 2004 issued by the Economic Analysis and Business Facilitation Unit of the Financial Secretary's Office

附註1： 資料來源：財政司司長辦公室經濟分析及方便營商處出版之香港經濟月報（二零零四年十二月號）(Monthly Report on the Hong Kong Economy December 2004)

Note 2: Sourced from: The Statistical Communique 2004 issued by the National Bureau of Statistic of China

附註2： 資料來源：中國國家統計局出版之二零零四年統計公報

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the year ended 31st December, 2004 totaled approximately HK$123.4 million, representing a decrease of 95.7% from approximately HK$2.9 billion compared to the financial year 2003. There was no contribution to turnover in this current year from the segment relating to the manufacturing and trading of tire products following the group disposal of interests in subsidiaries engaged in this operation. The turnover for the year was mainly generated from manufacturing and trading of battery products and the pharmaceutical products operation, the business segment of pharmaceutical products operation was treated as discontinuing operations during the year following the disposal of this operation in May 2004.

The Group's audited consolidated loss for the year ended 31st December, 2004 reduced by HK$13.4 million to approximately HK$176.1 million as compared to approximately HK$189.5 million in last financial year. The net loss for the year was mainly attributable to the allowance for the loans and interest receivables and provision for unrealized loss in investments in securities.

During the year, the management continued to maintain a sharp focus in the monitoring of its investment portfolios to better restructure and rationalize its existing investments to the best interests of the shareholders. At the same time, stringent cost control measures continued to be in place in its manufacturing operations to ensure maximum returns to the Group.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

During the financial year 2004, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments.

本集團業務分析

本集團截至二零零四年十二月三十一日止年度之營業額合共約123,400,000港元，較二零零三財政年度約2,900,000,000港元下降95.7%。繼本集團出售從事製造及銷售輪胎產品業務之附屬公司之權益後，該業務分部於本年度並無營業額貢獻。本年度營業額主要來自電池產品及藥品之製造。於二零零四年五月出售藥品業務後，該業務分部於本年度已被視作為正終止經營業務。

本集團於截至二零零四年十二月三十一日止年度之經審核綜合虧損由對上財政年度約189,500,000港元減少約13,400,000港元至約176,100,000港元。本年度之虧損淨額主要由於就貸款及應收利息作出撥備及就投資證券未變現虧損作出撥備。

年內，管理層繼續密監控其投資組合，以更有效地重組及優化現有投資，為股東帶來最佳利益。與此同時，本集團繼續對其製造業務實行嚴謹之成本控制措施，以確保為本集團帶來最大回報。

資本架構、流動資金及財務資源

於二零零四財政年度，本集團主要以業務所得現金、主要往來銀行提供之信貸及出售投資所得款項作為營運資金。

For the year under review, the Group's short-term bank loans and other borrowings increased from approximately HK$38.3 million as at 31st December, 2003 to approximately HK$42.6 million as at 31st December, 2004. Long-term bank loans and other borrowings reduced from approximately HK$144,000 as at 31st December, 2003 to approximately HK$3,000 as at 31st December, 2004. As a result, the Group's total bank loans and other borrowings increased from approximately HK$38.4 million as at 31st December, 2003 to approximately HK$42.6 million as at 31st December, 2004 representing an increase of 10.9%. The gearing ratio, calculated to the total long-term borrowing bank loans and other borrowing divided by total shareholders funds reduced from 0.00009 to 0.000002. The Group's total borrowings of approximately HK$42.6 million were mainly denominated in HK dollars, and the maturity profile spread over a period of five years with HK$42.6 million repayable within one year, HK$3,000 repayable two to five years.

於回顧年度，本集團之短期銀行貸款及其他借貸由二零零三年十二月三十一日約38,300,000港元增加至二零零四年十二月三十一日約42,600,000港元。長期銀行貸款及其他借貸由二零零三年十二月三十一日約144,000港元減至二零零四年十二月三十一日約3,000港元。因此，本集團之銀行貸款及其他借貸總額由二零零三年十二月三十一日約38,400,000港元增至二零零四年十二月三十一日約42,600,000港元，升幅達10.9%。資本負債比率(即長期銀行貸款及其他借貸總額除以股東資金總額)由0.00009下降至0.000002。本集團之總借貸約42,600,000港元主要以港元計算，還款期均屬五年以內，其中約42,600,000港元須於一年內償還，約3,000港元則須於二至五年內償還。

As at 31st December, 2004, total bank borrowings of the Group amounted to approximately HK$9 million and most of the Group's bank borrowings bear interest at floating rates.

於二零零四年十二月三十一日，本集團之總銀行借貸約為9,000,000港元，本集團大部分銀行借貸以浮動息率計息。

Capital expenditure aggregated to approximately HK$149.2 million for the year was used primarily for purchasing of property, plant and equipment. The Group's capital expenditures will continue to be funded primarily by internal resources or external borrowings or a combination of both as required.

年內資本開支合計約149,200,000港元，主要用於購置物業、廠房及設備。本集團之資本開支將主要仍以內部資源或外來借貸或於需要時結合兩者而撥付。

Cash and bank balances amounted to approximately HK$119.4 million, and is mainly denominated in Hong Kong dollars and Australian dollars. During the year, the company did not experience significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any material foreign exchange contracts, currency swaps or other financial derivatives.

現金及銀行結餘約達119,400,000港元並主要以港元及澳元計算。年內，本公司並無遇到重大匯率及利率波動風險。因此，本集團並無訂立任何重大外匯合約、貨幣掉期或其他金融衍生工具。

SIGNIFICANT INVESTMENTS

China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited)

For the year under review, China Enterprises Limited ("China Enterprises") continued to look at strategic investment opportunities with a view to expanding business portfolios. Wing On Travel Holdings Limited is a travel business related affiliate which continues to benefit from the upward rebound to the travel business of Hong Kong after the negative impacts brought by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") subsided over the corresponding period. After disposing of its investment in Yinchuan C.S.I. (Greatwall) Rubber Company Limited, Double Happiness Tire Industries Corporation Limited and 25% interest in Hangzhou Zhongce Rubber Company Limited ("Hangzhou Zhongce") which are principally engaged in the manufacturing and trading of tires products in the PRC and other countries aboard in 2003, China Enterprises maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce.

During 2004, China Enterprises entered into a conditional agreement for the proposed acquisition of a property situation in Shanghai, the PRC and the property being erected thereon which comprises two levels of underground carparks and a 24-storey building for a consideration of RMB450 million. Under the result of the Closer Economic Partnership Arrangement would have largely considerable potential on economic cooperation and integration between Hong Kong and the PRC, and with the gradual easing of restrictions on the individual mainland visitors traveling to Hong Kong, we expect a great increase in arrivals once more parts of the PRC are opened up to individual travelers. It is the intention of the management of China Enterprises to continue seeking appropriate investment opportunities in the hotel and travel related businesses in the PRC in view of the positive outlooks in the coming future so as to further expand.

MRI Holdings Limited

MRI Holdings Limited ("MRI") (ASX code: MRI) continues as an investment company under the ASX guidelines.

Throughout 2004, MRI continued to actively seek suitable investment opportunities to meet the strategic goals of MRI.

A number of possible investment opportunities were considered during the year, however none were considered suitable to meeting MRI's objectives, and the directors continue to seek appropriate potential investment opportunities.

重要投資

China Enterprises Limited（在香港以China Tire Holdings Limited之名義經營業務）

於回顧年度，China Enterprises Limited（「China Enterprises」）繼續尋求策略投資機會，以增加業務範疇。永安旅遊（控股）有限公司為一家從事旅遊業務之聯營公司，自相應期間爆發嚴重急性呼吸道綜合症（「沙士」）帶來之負面影響減退後，持續於香港正在復甦之旅遊業中得益。二零零三年，China Enterprises於出售其於銀川中策（長城）橡膠有限公司及雙喜輪胎工業股份有限公司之投資及於杭州中策橡膠有限公司（「杭州中策」）之25%權益後，僅透過其於杭州中策餘下之26%權益在製造及銷售輪胎業作最低限度之參與。上述各公司主要於國內及海外其他國家從事製造及銷售輪胎之業務。

於二零零四年，China Enterprises訂立了一份有條件協議，以建議收購位於中國上海之物業及建於其上之物業，包括一個兩層地下停車場及一座24層樓高之大廈，代價為人民幣450,000,000元。在更緊密經貿關係安排之帶動下，中港兩地於經濟合作及交流分面具有極大潛力，加上逐步放寬內地個人旅客訪港旅遊之限制，本集團預期在中國更多地區實行自由行後，訪港人數將大幅上升。鑑於中國酒店及旅遊相關行業於未來數年之前景樂觀，以及讓本集團能進一步擴展，China Enterprises管理層現擬持續於此行業物色適當之投資機會。

MRI Holdings Limited

MRI Holdings Limited（「MRI」）（ASX編號：MRI）根據ASX指引繼續為投資公司。

於二零零四年整個年度內，MRI一直積極物色合適之投資機會，以達致MRI之策略目標。

MRI於年內已考慮若干有可能之投資機會，然而當中並無符合MRI目標之投資，而董事將繼續積極物色合適之潛在投資機會。

Super Energy Group Limited

Super Energy Group Limited ("Super Energy") is a manufacturing company engaged principally in the production and sales of batteries and related accessories. Its major products are the primary battery and the re-chargeable battery. Benefited from the worldwide economic growth, demand for battery products has substantially increased. Having conducting research and development on many new products, some of them have already been produced, used and accepted in the market.

The invention of "No Mercury Button Cell Battery" has obtained the patent in Beijing, the PRC. With the concept of "Friendly Environment" being widely pursued in the USA and many European countries, Super Energy believes that this product will be widely accepted worldwide. Super Energy has also cooperated with sizeable Korean battery manufacturing companies to produce the "Lithium-Ion battery". Application for patent is being sought for this product in the USA, UK, Korea and the PRC, etc., and is commonly used in digital camera. Super Energy believes that "Lithium-Ion battery" is an invention representing high quality, high capacity and advance technology. Super Energy has confidence that this battery can become one of the leading battery products in the market.

Meanwhile, Super Energy is concentrating to enlarge its market share and it believes it will generate ample returns to the Group in the near future.

超量集團有限公司

超量集團有限公司(「超量」)為一間主要從事生產及銷售電池和相關配件之製造業公司，其主要產品為原電池及可充電池。受惠於全球經濟增長，電池之需求亦大幅上升。超量已研發多種新產品，當中部分已進行生產及應用，並成功打入市場。

新開發之「環保鈕扣電池」已於中國北京市獲取專利。由於「環保」概念正在美國及許多歐洲國家大行其道，超量相信該產品將於全世界廣受歡迎。超量亦與一家甚具規模的韓國電池製造企業合作生產「鋰離子電池」，並正為該產品在美、英、韓及中國等地申請專利。其為數碼相機普遍採用之電池。超量相信，「鋰離子電池」為一項優質、高用量及先進技術之發明品，並有信心此種電池將成為市場上之主要電池產品之一。

與此同時，超量正全力擴大市場佔有率，並相信能於不久將來為集團帶來豐碩回報。

CORPORATE DEVELOPMENTS

On 13th January, 2004, the Group entered into an agreement ("CN Agreement") (as subsequently amended on 17th March, 2004 and further amended by the supplement agreement dated 4th May, 2004) with Wing On Travel (Holdings) Limited ("Wing On Travel") for the issue of convertible note by Wing On Travel to the Group for a consideration of HK$155,000,000. Completion of the CN Agreement had taken place on 14th June, 2004.

In March 2004, the Company entered into the conditional sale and purchase agreement Cheung Tai Hong (B.V.I.) Limited ("Cheung Tai Hong"), a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited, in relation to the disposal of the entire issued equity interests in Tung Fong Hung Investment Limited to Cheung Tai Hong for a total consideration of HK$42,000,000. The transaction was completed in May, 2004.

公司發展

二零零四年一月十三日，本集團與永安旅遊(控股)有限公司(「永安旅遊」)訂立了一份協議(「可換股票據協議」)(稍後於二零零四年三月十七日修訂及經二零零四年五月四日之補充協議修訂)，內容有關由永安旅遊向本集團發行可換股票據，代價為155,000,000港元。可換股票據協議已於二零零四年六月十四日完成。

二零零四年三月，本公司與Cheung Tai Hong (B.V.I.) Limited(「Cheung Tai Hong」，其為祥泰行集團有限公司之全資附屬公司)訂立一份有條件買賣協議，內容有關向Cheung Tai Hong出售Tung Fong Hung Investment Limited全部已發行股本權益，總代價為42,000,000港元。該宗交易已於二零零四年五月完成。

As stated in the joint announcement dated 8th March, 2004 of Pacific Century Premium Developments Limited ("PCPD" formerly known as Dong Fang Gas Holdings Limited an associated company of the Company at that time), and PCCW Limited ("PCCW"), PCPD conditionally agreed to purchase (i) the entire issued share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW and its subsidiaries and (ii) the loans of approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans and (iii) certain property interests. The consideration for the above transaction amounting to HK$6,557 million will be satisfied by (a) as to HK$2,967 million by the allotment and issue of approximately 1,648 million new shares of PCPD to PCCW credited as fully paid at an issue price of HK$1.80 per share; and (b) as to the remaining HK$3,590 million by the issue of the convertible note by PCPD to PCCW or as it may direct. The above transaction was completed in May, 2004. PCPD then became the flagship of PCCW for property development business in Hong Kong and the People's Republic of China (the "PRC") and thereafter PCPD ceased to be an associated company of the Company.

誠如於二零零四年三月八日，盈科大衍地產發展有限公司(「盈大地產」，前稱東方燃氣集團有限公司，為本公司當時之聯營公司)及電訊盈科有限公司(「電訊盈科」)發表之聯合公佈所載，盈大地產有條件同意購買(i) Ipswich Holdings Limited及其附屬公司(「物業集團」)之全部已發行股本，而物業集團乃持有北京盈科中心、電訊盈科中心及電訊盈科及其附屬公司旗下其他投資物業及相關物業及設施管理公司之集團公司；及(ii)物業集團有關成員公司欠負電訊盈科之總額約3,529,000,000港元之計息貸款(包括2,359,000,000港元及150,000,000美元之貸款)；及(iii)若干物業權益。上述交易之代價達6,557,000,000港元，而其支付方式為(a)其中2,967,000,000港元以盈大地產向電訊盈科配發及發行約1,648,000,000股入賬列作繳足股本之盈大地產新股的方式支付，發行價為每股1.80港元；及(b)餘額3,590,000,000港元以盈大地產向電訊盈科(或按其指示)發行可換股票據的方式支付。上述交易已於二零零四年五月完成。盈大地產其後成為電訊盈科於香港及中華人民共和國(「中國」)物業發展業務之旗艦，此後盈大地產不再為本公司之聯營公司。

On 18th March, 2004, the Company entered into a sale and purchase agreement in respect of the disposal of 12.88% interests in the share capital of Apex Quality Group Limited at the consideration of HK$10,722,600. On 5th August, 2004, the Company entered into a supplemental Agreement to extend the completion date of the transaction. The above transaction was completed in September, 2004.

二零零四年三月十八日，本公司訂立一份買賣協議，內容有關以10,722,600港元之代價出售Apex Quality Group Limited股本中12.88%權益。二零零四年八月五日，本公司訂立補充協議延展該宗交易之完成日期。上述交易已於二零零四年九月完成。

On 31st March 2004, the Group entered into a conditional agreement to acquire 80% interests of the issued share capital of and the shareholder's loan to Talent Cosmos Limited for a consideration of HK$30 million. Talent Cosmos Limited is an investment holding company and its subsidiaries are principally engaged in the manufacturing and trading of battery products.

二零零四年三月三十一日，本集團訂立有條件協議收購才宇有限公司80%已發行股本之權益及其股東貸款，代價為30,000,000港元。才宇有限公司為投資控股公司，其附屬公司主要從事產銷電池產品。

The sale and purchase agreement dated 16th June, 2004 has been entered into between the Group and Shanghai Jiu Sheng Investment Company Limited in relation to the acquisition of the interest in a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC and the building being erected thereon which comprises two levels of underground carparks and a 24-storey building for the total consideration of RMB450,000,000.

本集團與上海久盛投資有限公司於二零零四年六月十六日訂立買賣協議，內容有關收購位於中國上海市靜安區江寧路219號及229號之一幅土地及建於其上之大廈之權益，包括一個兩層地下停車場及一座24層樓高之大廈，總代價為人民幣450,000,000元。

The Company had been notified on 15th October, 2004 that Hanny Holdings Limited ("Hanny") and Paul Y. – ITC Construction Holdings Limited ("Paul Y.") had been approached by a third party (the "First Potential Purchaser") in connection with the possible acquisition by the third party of interests in the shares of the Company from Hanny and/or Paul Y., which might or might not result in a general offer for all the shares of the Company (other than those already owned or purchased) (the "Possible Acquisition").

As stated in the announcement of the Company dated 4th November, 2004, the Group entered a memorandum of undertaking (the "MOU") regarding the intension of the acquisition of the entire issued share capital of Asso Limited ("Asso") or such assets owned by Asso and/or its subsidiaries (including Boading Yimian Group Co., Ltd.) for a consideration of HK$200,000,000. Since the formal agreement was not signed on or before the expiry date, the MOU was terminated and had no further effect.

In October and November, 2004, the Group converted approximately HK$100 million convertible note of Wing On Travel into ordinary shares of HK$0.01 each of Wing On Travel at conversion price of HK$0.020 per share. The interest of Wing On Travel held by the Group was accordingly interested from approximately 32.2% to approximately 38.6% upon conversion of the convertible notes into shares of HK$0.01 each in Wing On Travel by the Group and other convertible note holder. The Group also disposed of approximately 7.9% interest in Wing On Travel on market for a consideration of approximately HK$45 million and the interest in Wing On Travel held by the Group was decreased to approximately 30.3%

On 30th November, 2004, the Group entered into two placing and subscription agreements with Wing On Travel and the placing agent pursuant to which the placing agent agreed to place 6,000 million shares of Wing On Travel at the price of HK$0.028 per share and the Group would subscribe for up to 6,000 million new shares of Wing On Travel at the same price of HK$0.028 per share. The placing of 6,000 million shares of Wing On Travel and subscription 3,660 million new shares of Wing On Travel issued to the Group under the general mandate of Wing On Travel were completed in December, 2004. The subscription of 2,340 million new shares of Wing On Travel issued to the Group pursuant to the approval of independent shareholders of Wing On Travel were completed in January, 2005. Upon completion of the above transactions, the Group held approximately 25.0% interest in Wing On Travel.

本公司在二零零四年十月十五日獲知會，一名第三方人士(「首名準買家」)接觸錦興集團有限公司(「錦興」)及保華德祥建築集團有限公司(「保華」)，涉及該第三方可能向錦興及／或保華收購本公司之股份權益，其將可能或可能不導致就本公司所有股份(該第三方已擁有或購買之股份除外)作出全面收購(「可能收購事項」)。

誠如於二零零四年十一月四日本公司發表之公佈所載，本集團已訂立諒解備忘錄(「諒解備忘錄」)，內容關於以代價200,000,000港元收購亞紡企業有限公司(Asso Limited)(「亞紡」)全部已發行股本或亞紡及／或其附屬公司(包括保定依棉集團有限公司)之資產之意向。因未有在限期或之前簽訂正式協議，諒解備忘錄已撤銷及不再具有效力。

二零零四年十月及十一月，本集團將約100,000,000港元之永安旅遊可換股票據按換股價每股0.020港元兌換為永安旅遊每股面值0.01港元之普通股。據此，在本集團及其他可換股票據持有人將可換股票據兌換為永安旅遊每股面值0.01港元之股份後，本公司於永安旅遊所持權益由約32.2%增至約38.6%。本集團亦已於市場上出售約7.9%永安旅遊權益，代價約45,000,000港元，而本集團於永安旅遊所持權益已減至約30.3%。

二零零四年十一月三十日，本集團與永安旅遊及配售代理訂立兩份配售及認購協議，據此，配售代理同意配售6,000,000,000股永安旅遊股份，每股作價0.028港元；而本集團將按每股0.028港元之相同價格認購最多6,000,000,000股永安旅遊新股。配售6,000,000,000股永安旅遊股份及認購3,660,000,000股永安旅遊新股並根據永安旅遊之一般授權發行予本集團，已於二零零四年十二月完成。認購2,340,000,000股永安旅遊新股並根據永安旅遊獨立股東之批准發行予本集團，已於二零零五年一月完成。完成上述交易後，本集團持有永安旅遊約25.0%權益。

On 4th February, 2005, the Group further entered into a placing and subscription agreement with Wing On Travel and the place agent pursuant to which the placing agent agreed to place, on a best efforts basis, up to 6,400 million shares of Wing On Travel at a price of HK$0.022 per Wing On Travel share and the Group would subscribe for up to 6,400 million new shares of Wing On Travel at the price of HK$0.022 per share. The above transactions were completed in February, 2005. The Group's interest in Wing On Travel was decreased to 21.1%.

二零零五年二月四日，本集團與永安旅遊及配售代理再訂立一份配售及認購協議，據此，配售代理同意按盡力基準配售最多6,400,000,000股永安旅遊股份，每股永安旅遊股份作價0.022港元；而本集團將按每股0.022港元之價格認購最多6,400,000,000股永安旅遊新股。上述交易已於二零零五年二月完成。本集團於永安旅遊之權益減至21.1%。

On 3rd March, 2005, the Company had been informed by each of Hanny and Paul Y. that its negotiation with the First Potential Purchaser regarding the Possible Acquisition was terminated on 2nd March, 2005. However, Hanny and Paul Y. had commenced negotiation with another interest party (the "Second Potential Purchaser") on a possible acquisition of a controlling stake in the Company by the Second Potential Purchaser.

二零零五年三月三日，本公司分別獲錦興及保華知會，其與首名準買家關於可能收購事項之磋商已於二零零五年三月二日終止。然而，錦興及保華已與另一名有興趣人士(「第二名準買家」)展開磋商，內容有關第二名準買家就可能收購本公司之控制性權益。

On 10th March, 2005, the Company had been informed by Paul Y. and Hanny that they have entered into the share sale agreement pursuant to which and subject to, inter alia, the implementation of the Group Reorganisation as stated below in full each of Paul Y. and Hanny agreed to dispose 135,000,000 shares (equivalent to 67,500,000 consolidated shares of the Company upon the Capital Reorganisation as stated below having become effective) which shares represent approximately an aggregate of 30.6% of the issued share capital of the Company, for an aggregate consideration of HK$52,110,000, equivalent to about HK$0.193 per share (or HK$0.386 per consolidated share).

於二零零五年三月十日，本公司獲保華及錦興知會，彼等已訂立股份出售協議，據此並待(其中包括)本集團重組(見下文)全面付諸實行後，保華及錦興同意各自出售135,000,000股股份(相當於股本重組生效(見下文)後67,500,000股本公司合併股份)，該等股份共佔本公司已發行股本約30.6%，合共作價52,110,000港元(約相當於每股股份0.193港元(或每股合併股份0.386港元))。

As stated in the joint announcement of the Company dated 19th April, 2005, the Company announced the following proposals, if approved and implemented, would result in below:

誠如本公司於二零零五年四月十九日發表之聯合公佈所載，本公司宣佈下列各項建議，若該等建議獲批准及進行，將引致如下結果：

(a) Group Reorganisation

(i) the Company continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(ii) all other subsidiaries of the Company carrying on property development and investment holding business, and all other associates of the Company carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of the Company, and its subsidiaries; and

(a) 集團重組

(i) 本公司繼續保持公眾上市公司之地位，其附屬公司專注於電池產品製造及銷售、證券及物業投資，以及投資非上市投資項目；

(ii) 本公司旗下經營物業發展及投資控股業務之所有其他附屬公司，以及本公司旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務之所有其他聯營公司將收歸群龍投資有限公司(「群龍」，本公司之全資附屬公司)及其附屬公司旗下；及

(iii) the distribution in specie of the GDI share to the shareholders of the Company whose names appear on the register of members of the Company on the record date on the basis of one GDI share for one consolidated share of the Company.

(iii) 於記錄日期名列本公司股東名冊之本公司股東透過實物分派方式獲派群龍股份，基準為每持有一股本公司合併股份收取一股群龍股份。

(b) Capital Reorganisation

(b) 股本重組

(i) the cancellation of the paid-up capital of HK$0.05 on each issued share of the Company and reduction in the nominal value of each issued share of the Company from HK$0.10 to HK$0.05;

(i) 註銷每股本公司已發行股份之繳足股本0.05港元，將每股本公司已發行股份之面值由0.10港元削減至0.05港元；

(ii) the cancellation of the entire share premium account of the Company;

(ii) 註銷本公司之全部股份溢價賬；

(iii) the subdivision of each authorised but unissued share of the Company into two reduced shares of the Company of HK$0.05 each; and

(iii) 將每股本公司法定但未發行股份拆細成為兩股每股面值0.05港元之本公司削減股份；及

(iv) consolidate every two reduced shares of the Company of HK$0.05 each into one consolidated share of the Company of HK$0.10.

(iv) 將每兩股每股面值0.05港元之本公司削減股份合併成為一股面值0.10港元之本公司合併股份。

The directors present their annual report and the audited financial statements of the Company for the year ended 31st December, 2004.

董事會提呈本公司截至二零零四年十二月三十一日止年度之週年報告及經審核財務報表。

PRINCIPAL ACTIVITIES

主要業務

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 17 and 18 to the financial statements respectively.

本公司為一間投資控股公司，各主要附屬公司及聯營公司之業務分別載於財務報表附註17及18。

RESULTS

業績

Details of the Group's results for the year ended 31st December, 2004 are set out in the consolidated income statement on page 30.

本集團截至二零零四年十二月三十一日止年度之業績詳情載於第30頁綜合收益表。

MAJOR CUSTOMERS AND SUPPLIERS

主要客戶及供應商

The aggregate sales attributable to the Group's five largest customers were less than 30% of the total sales. The aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases.

本集團五大客戶之銷售總額佔總銷售額少於30%，而本集團五大供應商之購買總額亦佔總購買額少於30%。

SHARE CAPITAL

股本

Details of movements of share capital of the Company during the year are set out in note 28 to the financial statements.

本年內本公司股本之變動之相關資料載於財務報表附註28。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

購買、出售或贖回上市證券

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

年內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

PROPERTY, PLANT AND EQUIPMENT

物業、廠房及設備

During the year, property, plant and equipment with an aggregate net book value of approximately HK$27 million were acquired as a result of acquisition of subsidiaries and approximately HK$35 million were disposed of as a result of the disposal of interest in subsidiaries.

年內，本集團因收購附屬公司及出售附屬公司權益而分別收購及出售賬面總值約27,000,000港元及約35,000,000港元之物業、廠房及設備。

The Group incurred expenditure of approximately HK$4 million on acquisition of property, plant and equipment.

本集團就收購物業、廠房及設備錄得支出約4,000,000港元。

Details of these and other changes in the property, plant and equipment of the Group and the Company during the year are set out in note 13 to the financial statements.

上述詳情及本集團與本公司之物業、廠房及設備於年內之其他變動詳情載於財務報表附註13。

SUBSIDIARIES AND ASSOCIATES

In March 2004, the Group entered into a conditional agreement to acquire 80% interest of the issued share capital of and the shareholder's loan to Talent Cosmos Limited for the consideration of HK$30 million. Talent Cosmos Limited is an investment holding company and its subsidiaries are principally engaged in the manufacturing and trading of batteries products.

In March 2004, the Company and Cheung Tai Hong (B.V.I.) Limited ("CTH"), a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited ("CTHH") whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), entered into a conditional sale and purchase agreement pursuant to which CTH agreed to acquire from the Group the entire equity interest in Tung Fong Hung Investment Limited for a consideration of HK$42 million. The consideration were settled as to HK$6.5 million by the issue of the promissory note by CTHH and as to HK$35.5 million in cash.

In March 2004, Pacific Century Premium Development Limited ("PCPD", formerly known as Dong Fang Gas Holdings Limited whose shares are listed on the Hong Kong Stock Exchange), a then 43.06% owned associate of the Group, entered into agreements with PCCW Limited ("PCCW", a company whose shares are listed on the Hong Kong Stock Exchange) to acquire various property interests from PCCW for a consideration of approximately HK$6,557 million which was satisfied by the issue of new shares and convertible notes by PCPD to PCCW or as it may direct. The above transaction was completed in May 2004 and the Group's interest in PCPD was decreased from 43.06% to 2.83% and PCPD ceased to be an associate of the Group accordingly. The Group further disposed of all its 2.83% interest in PCPD and no interest in PCPD was held by the Group as at 31st December, 2004.

In September 2004, the Group disposed of approximately 12.88% interest in Apex Quality Group Limited ("Apex"), a then 22.65% owned associate of the Group, for a consideration of approximately HK$10 million. The Group's interest in Apex was decreased from 22.65% to 9.77% and Apex ceased to be an associate of the Group accordingly.

附屬公司及聯營公司

於二零零四年三月，本集團訂立一項有條件協議，以30,000,000港元代價收購才宇有限公司80%已發行股本及其借入之股東貸款。才宇有限公司為一家投資控股公司，其附屬公司主要從事電池產品製造及銷售業務。

於二零零四年三月，本公司與Cheung Tai Hong (B.V.I.) Limited（「CTH」，於英屬處女群島註冊成立之公司兼為香港聯合交易所有限公司（「香港聯交所」）上市公司祥泰行集團有限公司（「祥泰行」）之全資附屬公司）訂立一項有條件買賣協議，據此，CTH同意向本集團收購Tung Fong Hung Investment Limited全部股本權益，代價為42,000,000港元。代價中之6,500,000港元由祥泰行發行承付票之方式結付，另35,500,000港元則以現金結付。

於二零零四年三月，本集團當時持有43.06%之聯營公司盈科大衍地產發展有限公司（「盈大地產」，前稱東方燃氣集團有限公司，其股份於香港聯交所上市）與電訊盈科有限公司（「電訊盈科」，其股份於香港聯交所上市）訂立多份協議，以向電訊盈科收購若干物業權益，代價約6,557,000,000港元，其支付方式為盈大地產向電訊盈科（或按其指示）發行新股份及可換股票據。上述交易於二零零四年五月完成，而本集團於盈大地產之權益由43.06%減至2.83%，因此盈大地產不再為本集團聯營公司。本集團進一步出售其全部2.83%盈大地產權益，於二零零四年十二月三十一日，本集團並無持有盈大地產任何權益。

於二零零四年九月，本集團出售本集團當時持有22.65%之聯營公司Apex Quality Group Limited（「Apex」）約12.88%之權益，代價約10,000,000港元。本集團於Apex之權益由22.65%減至9.77%，因此Apex不再為本集團之聯營公司。

In October and November, 2004, the Group converted approximately HK$100 million convertible notes of Wing On Travel (Holdings) Limited ("Wing On Travel") into ordinary shares of HK$0.01 each of Wing On Travel at conversion price of HK$0.020 per share. Certain convertible notes holders also converted their convertible notes of Wing On Travel into ordinary shares of HK$0.01 each of Wing On Travel at conversion price of HK$0.020 per share. The interest in Wing On Travel held by the Group was accordingly increased from approximately 32.21% to approximately 38.16% upon the conversion of the convertible notes into shares of HK$0.01 each in Wing On Travel by the Group and other convertible note holders. The Group also disposed of approximately 7.88% interest in Wing On Travel for a consideration of approximately HK$45 million and the interest in Wing On Travel held by the Group was decreased to approximately 30.28%.

於二零零四年十月及十一月，本集團將約100,000,000港元之永安旅遊(控股)有限公司(「永安旅遊」)可換股票據按換股價每股0.020港元兌換為永安旅遊每股面值0.01港元之普通股。部分可換股票據持有人亦將彼等之永安旅遊可換股票據按換股價每股0.020港元兌換為永安旅遊每股面值0.01港元之普通股。據此，在本集團及其他可換股票據持有人將可換股票據兌換為永安旅遊每股面值0.01港元之股份後，本公司於永安旅遊所持權益由約32.21%增至約38.16%。本集團亦已出售約7.88%永安旅遊權益，代價約45,000,000港元，而本集團於永安旅遊所持權益已減至約30.28%。

On 30th November, 2004, the Group entered into two placing and subscription agreements with Wing On Travel and placing agent pursuant to which the placing agent agreed to place 6,000 million ordinary shares of HK$0.01 each of Wing On Travel on behalf of the Group at the price of HK$0.028 per share and the Group would subscribe up to 6,000 million new ordinary shares of Wing On Travel at HK$0.028 per share. The placing of 6,000 million ordinary shares of HK$0.01 each of Wing On Travel and subscription of 3,660 million new ordinary shares of HK$0.01 each of Wing On Travel were completed in December, 2004 and the Group's interest in Wing On Travel was decreased to approximately 19.58% as at 31st December, 2004. The Group further subscribed 2,340 million new ordinary shares of Wing On Travel in January, 2005 and the Group's interest in Wing On Travel was increased to 25.02% subsequent to 31st December, 2004.

於二零零四年十一月三十日，本集團與永安旅遊及配售代理訂立兩份配售及認購協議，據此，配售代理同意代表本集團配售6,000,000,000股每股面值0.01港元之永安旅遊普通股，每股作價0.028港元；而本集團將按每股0.028港元之價格認購最多6,000,000,000股永安旅遊新普通股。配售6,000,000,000股每股面值0.01港元之永安旅遊普通股及認購3,660,000,000股每股面值0.01港元之永安旅遊新普通股已於二零零四年十二月完成。於二零零四年十二月三十一日，本集團於永安旅遊之權益減至約19.58%。本集團於二零零五年一月另外認購2,340,000,000股永安旅遊新普通股，而本集團於永安旅遊之權益在二零零四年十二月三十一日後增至25.02%。

Details of principal subsidiaries and associates of the Company at 31st December, 2004 are set out in notes 17 and 18 to the financial statements respectively.

本公司主要附屬公司及聯營公司於二零零四年十二月三十一日之詳情分別載於財務報表附註17及18。

DIRECTORS' REPORT 董事會報告書

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Dr. Chan Kwok Keung, Charles
Chairman and Chief Executive Officer
Dr. Yap, Allan
Vice-Chairman
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
(appointed on 7th January, 2005)
Mr. Li Wa Kin
Deputy Managing Director
(resigned on 23rd December, 2004)

Alternate director to Dr. Chan Kwok Keung, Charles:

Mr. Chan Kwok Hung

Alternate director to Dr. Yap, Allan:

Mr. Lui Siu Tsuen, Richard

Independent non-executive directors:

Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
(appointed on 30th September, 2004)
Mr. Sin Chi Fai
(appointed on 19th January, 2005)
Ms. Fung Wan Yiu, Agnes
(resigned on 19th January, 2005)

In accordance with Article 116 of the Company's Articles of Association, Ms. Chau Mei Wah, Rosanna and Mr. David Edwin Bussmann retire at the forthcoming annual general meeting by rotation. In addition, in accordance with Article 99 of the Company's Articles of Association, Mr. Li Bo, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai who were appointed during the period from the last annual general meeting to the date of this report, retires at the forthcoming Annual General Meeting. All retiring directors, being eligible, offer themselves for re-election.

董事會

年內及直至本報告編製日期為止之本公司董事會成員為：

執行董事：

陳國強博士
主席兼行政總裁
Yap, Allan博士
副主席
周美華女士
陳玲女士
李波先生
（於二零零五年一月七日獲委任）
李華健先生
副董事總經理
（於二零零四年十二月二十三日辭任）

陳國強博士之替任董事：

陳國鴻先生

Yap, Allan博士之替任董事：

呂兆泉先生

獨立非執行董事：

卜思問先生
黃景霖先生
（於二零零四年九月三十日獲委任）
冼志輝先生
（於二零零五年一月十九日獲委任）
馮蘊瑤女士
（於二零零五年一月十九日辭任）

根據本公司之公司章程細則第116條，周美華女士及卜思問先生須於應屆股東週年大會輪值告退。此外，根據本公司之公司章程細則第99條，由上屆股東週年大會至本報告日期止期間獲委任之李波先生、黃景霖先生及冼志輝先生於應屆股東週年大會告退。所有退任董事均合資格並願意膺選連任。

The directors proposed for re-election at the forthcoming Annual General Meeting do not have any service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

擬於應屆股東週年大會上膺選連任之董事概無與本集團訂立本集團不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

The term of office of each non-executive director is the period up to the retirement by rotation in accordance with the Company's Articles of Association.

各非執行董事之任期為截至根據本公司之公司章程細則須輪值退任止期間。

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF

董事及高級管理層之資料簡介

Dr. Chan Kwok Keung, Charles, aged 50, is the chairman and chief executive officer of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 25 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Company in 2000. Dr. Chan is also the chairman of ITC Corporation Limited, Paul Y. – ITC Construction Holdings Limited, Hanny Holdings Limited, companies whose shares are listed on the Hong Kong Stock Exchange.

陳國強博士,現年50歲,為本公司主席兼行政總裁。陳博士持有法律榮譽博士學位及土木工程學士學位,在建築業、地產業及策略投資方面積逾25年國際企業管理經驗。彼於二零零零年加入本公司。陳博士亦為德祥企業集團有限公司、保華德祥建築集團有限公司及錦興集團有限公司(該等公司之股份均在香港聯交所上市)之主席。

Dr. Yap, Allan, aged 49, is the vice chairman of the Company. He obtained the honorary degree of Doctor of Laws and has over 23 years' experience in finance, investment and banking. Dr. Yap joined the Company in 2000. He is the managing director of Hanny Holdings Limited and the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Bulletin Board in the United States of America and Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. He is an executive director of Wing On Travel (Holdings) Limited, a company whose shares are listed on the Hong Kong Stock Exchange. Dr. Yap is also an executive chairman of PSC Corporation Ltd. and Intraco Limited, both public listed companies in Singapore and the chairman of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange.

Yap, Allan博士,現年49歲,為本公司副主席。彼持有法律榮譽博士學位,並於金融、投資及銀行方面積逾23年經驗。Yap博士於二零零零年加入本公司。彼為錦興集團有限公司之董事總經理及China Enterprises Limited(其股份於美國場外交易議價板買賣)及Burcon NutraScience Corporation(其股份在TSX Venture Exchange及法蘭克福證券交易所上市)之主席兼行政總裁。彼為永安旅遊(控股)有限公司(其股份於香港聯交所上市之公司)之執行董事。Yap博士亦為新加坡上市公司普威集團有限公司及新加坡國際貿易有限公司之執行主席,並為MRI Holdings Limited(其股份於澳洲證券交易所上市)之主席。

Ms. Chau Mei Wah, Rosanna, aged 50, is an executive director of the Company. She has over 25 years' experience in international corporate management and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Institute of Certified Public Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Company in 2000. Ms. Chau is the managing director of ITC Corporation Limited and an executive director of Paul Y. – ITC Construction Holdings Limited. She is also a director of Burcon NutraScience Corporation.

周美華女士,現年50歲,為本公司執行董事。彼於國際企業管理及財務方面積逾25年經驗。周女士持有商業學士及碩士學位,並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於二零零零年加入本公司。周女士為德祥企業集團有限公司之董事總經理及保華德祥建築集團有限公司之執行董事。彼亦為Burcon NutraScience Corporation之董事。

Ms. Chan Ling, Eva, aged 39, is an executive director of the Company. Ms. Chan has 17 years' experience in auditing, accounting and finance in both international accounting firms and listed companies. She is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a member of the Hong Kong Institute of Certified Public Accountants. Ms. Chan joined the Company in 1996. She is the deputy chairman of China Enterprises Limited and a director of MRI Holdings Limited. Ms. Chan is also a director of major subsidiaries of Wing On Travel (Holdings) Limited.

陳玲女士，現年39歲，為本公司執行董事。陳女士於國際會計師行及上市公司具17年核數、會計及財務之經驗。彼為澳洲特許會計師公會會員、英國特許公認會計師公會資深會員及香港會計師公會會員。陳女士於一九九六年加入本公司。彼為China Enterprises Limited之副主席及MRI Holdings Limited之董事。陳女士亦為永安旅遊（控股）有限公司旗下主要附屬公司之董事。

Mr. Li Bo, aged 33, an executive director of the Company since January 2005. He graduated from Beijing Foreign Studies University with bachelor's degree. Mr. Li has financial management experience in a textile company, management experience in public company and experience in the field of M&A business. Mr. Li has served a Hi-tech company in the PRC, meanwhile involved in managing a subsidiary listed as an A-share company, and preparing listing procedure of that Hi-tech company on Hong Kong stock market. Mr. Li had served governmental departments with experience of dealing with diplomatic affairs. Mr. Li had engaged in the research of capital markets and privatisation of countries in transition. Mr. Li had also worked at the representative office in Beijing for an US securities company, providing consulting advisory services for Chinese clients intending to go public in the USA.

李波先生，現年33歲，自二零零五年一月起出任本公司執行董事。彼畢業於北京外國語大學，持有學士學位。李先生具有紡織公司財務管理經驗、上市公司管理經驗以及兼併及收購業務範疇之經驗。李先生曾於中國高科技公司任職，其間參與管理一間上市作為A股公司之附屬公司，並籌備該高科技公司在香港上市工作。李先生曾在政府部門任職，具有處理外交事務的經驗。李先生曾從事研究轉型國家之資本市場和企業私有化過程。李先生亦曾在美國証券公司設於北京之代表辦事處工作，負責為擬於美國上市的中國客戶提供顧問咨詢服務。

Mr. David Edwin Bussmann, aged 51, has been appointed an independent non-executive director of the Company since February 2000. Mr. Bussmann has more than 20 years experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia. Mr. Bussmann is also an independent non-executive director of China Enterprises Limited.

卜思問先生，現年51歲，自二零零零年二月出任為本公司獨立非執行董事。卜先生於投資及金融界擁有逾20年經驗，非常熟悉有關中國之投資事宜，尤其對科技、房地產及直接投資等行業亦有深入了解。彼曾於所羅門兄弟、花旗銀行、美國亞洲銀行及Prudential Asia工作。卜先生亦為China Enterprises Limited之獨立非執行董事。

Mr. Sin Chi Fai, aged 45, is an independent non-executive director of the Company since January 2005. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 10 years' experience in banking field and has 10 years' sales and marketing experience in information technology industries. Mr. Sin is a director and a shareholder of a Singapore company engaged in the distribution of data storage media and computer related products in Asian countries. Mr. Sin is also an independent non-executive director of Wing On Travel (Holdings) Limited and Capital Estate Limited.

冼志輝先生，現年45歲，自二零零五年一月起出任為本公司獨立非執行董事。冼先生於香港理工學院（現稱為香港理工大學）獲取銀行系之文憑。彼於銀行業積逾10年經驗及於資訊科技業擁有10年銷售及市場推廣之經驗。冼先生為一間於亞洲國家從事分銷數據儲存媒體及與電腦相關產品之新加坡公司之董事及股東。冼先生亦為永安旅遊（控股）有限公司及冠中地產有限公司之獨立非執行董事。

Mr. Wong King Lam, Joseph, aged 52, is an independent non-executive director of the Company since September 2004. He is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He has more than 24 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company. Mr. Wong is currently the chief executive officer of a renowned automobile services company in Hong Kong. Mr. Wong is also an independent non-executive director of Hanny Holdings Limited, Tungtex (Holdings) Company Limited and Wing On Travel (Holdings) Limited.

黃景霖先生，現年52歲，自二零零四年九月起出任為本公司獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會之資深會員。彼於多間不同業務範籌之公司，其中包括一間國際會計師行及一間本港上市公司，積逾24年審計、企業及財務管理之豐富經驗。黃先生現為一間香港著名汽車服務公司之行政總裁。黃先生亦為錦興集團有限公司、同得仕(集團)有限公司及永安旅遊(控股)有限公司之獨立非執行董事。

Mr. Chan Kwok Hung, aged 46, has been appointed an alternate director to Dr. Chan Kwok Kueng, Charles of the Company since July 2001. He holds a diploma in arts and has over 21 years' experience in trading business in the People's Republic of China. Mr. Chan is an executive director of ITC Corporation Limited and Hanny Holdings Limited. He is the younger brother of Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company.

陳國鴻先生，現年46歲，自二零零一年七月獲委任為陳國強博士之替任董事。陳先生持有文學文憑，在中華人民共和國貿易經營方面積逾21年經驗。陳先生為德祥企業集團有限公司及錦興集團有限公司之執行董事。彼為本公司主席兼行政總裁陳國強博士之胞弟。

Mr. Lui Siu Tsuen, Richard, aged 49, has been appointed an alternate director to Dr. Yap, Allan of the Company since July 2001. He is a qualified accountant and has over 25 years of accounting, financial and corporate management experience. He has held senior positions in an international accounting firm and various private and public listed companies. Mr. Lui is the deputy managing director of Hanny Holdings Limited. He is also an executive director of Wing On Travel (Holdings) Limited and PSC Corporation Ltd.

呂兆泉先生，現年49歲，自二零零一年七月獲委任為Yap博士之替任董事。彼為專業會計師，以及於會計、財務及企業管理方面積逾25年經驗。彼曾在一家國際會計師行及多間私人機構及上市公司擔任高職。呂先生為錦興集團有限公司之副董事總經理，彼亦為永安旅遊(控股)有限公司及普威集團有限公司之執行董事。

Ms. Law, Dorothy, aged 35, is a director of China Enterprises Limited. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon NutraScience Corporation and corporate counsel of Hanny Holdings Limited.

Law, Dorothy女士，現年35歲，為China Enterprises Limited之董事。彼持有加拿大英屬哥倫比亞大學商業學士學位及法律學士學位。彼為英屬哥倫比亞省之執業大律師及律師，亦為香港高等法院之認可律師。彼亦為Burcon NutraScience Corporation之董事及錦興集團有限公司之公司律師。

Ms. Cheung Sze Man, Sharen, aged 34, joined the group as Financial Controller in September 2002. She holds a Bachelor of Commerce degree and Bachelor of Arts degree from the University of Auckland in New Zealand, and is a member of both the Hong Kong Institute of Certified Public Accountants and CPA Australia. Prior to joining the group, Ms Cheung has worked in Hong Kong and overseas, and has accumulated diversified experience in audit and financial management in both private and public companies. She is also a director of MRI Holdings Limited.

張詩敏女士，現年34歲，於二零零二年九月加入本集團擔任財務總監。彼持有紐西蘭University of Auckland 商業學士學位及文學士學位，且為香港會計師公會會員及澳洲執業會計師。加入本集團前，張女士曾於本港及海外工作，並於私人公司及上市公司累積核數及財務管理等方面經驗。彼亦為MRI Holdings Limited之董事。

DIRECTOR'S INTERESTS IN SHARES

As at 31st December, 2004, the interests of the directors of the Company and their associates in the share, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Future Ordinance) as recorded in the register required to be kept by the Company pursuant to section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

董事於股份之權益

於二零零四年十二月三十一日，按本公司根據證券及期貨條例第352條存置之登記冊所示或根據上市公司董事進行證券交易的標準守則本公司及香港聯交所所獲知會，本公司董事及彼等之聯繫人士於本公司及其相關法團(按證券及期貨條例第十五部之涵義)之股份、相關股份及債券中擁有之權益如下：

Long positions *好倉*

(i) The Company (i) 本公司

Name of director 董事姓名	Capacity 性質	Number of ordinary shares held *(Note 1)* 所持普通股數目 *(附註1)*	Approximate shareholding percentage 概約持股百分比
Dr. Chan Kwok Keung, Charles *(Note 2)* 陳國強博士 *(附註2)*	Interest held by controlled corporation 持有控股公司權益	258,819,795	29.36%

(ii) Associated corporation (ii) 相關法團

Name of director 董事姓名	Name of associated corporation 相關法團名稱	Capacity 性質	Number of ordinary shares held 所持普通股數目	Approximate shareholding percentage 概約持股百分比
Dr. Chan Kwok Keung, Charles 陳國強博士	Wing On Travel 永安旅遊	Beneficial owner 實益擁有人	17,280,000 *(Note 3)* *(附註3)*	0.05%

Notes:

1. Share(s) of HK$0.10 each in the capital of the Company.
2. Dr. Chan Kwok Keung, Charles is deemed to be interested in 258,819,795 shares of the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview") which has a controlling interest in Calisan. Details of which are disclosed under the heading "Substantial Shareholders".
3. Share(s) of HK$0.01 each in the capital of Wing On Travel.

附註：

1. 本公司股本中每股面值0.10港元之股份。
2. 陳國強博士由於擁有Chinaview International Limited（「Chinaview」）而擁有Calisan Developments Limited（「Calisan」）之控股權益，故被視為擁有由Calisan所持有之258,819,795股本公司股份。有關詳情載於「主要股東」一節。
3. 永安旅遊股本中每股面值0.01港元之股份。

Save as disclosed above, as at 31st December, 2004, none of the Company's directors or their associates had any interests or short positions in the shares, underlying shares of the Company or any of its associated corporations.

除上文披露者外，於二零零四年十二月三十一日，本公司董事或彼等之聯繫人士於本公司或其任何相關法團之股份及相關股份中，概無擁有任何權益或短倉。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

董事購買股份或債券之權利

The Company

A summary of the movements of share options under the 2002 Scheme during the year ended 31st December, 2004 were as follows:

本公司

二零零二年計劃項下之購股權於截至二零零四年十二月三十一日止年度內之變動概述如下：

			Number of shares under option 購股權涉及之股份數目			
Date of grant 授出日期	Exercisable period 行使期	Exercise price 行使價 HK$ 港幣元	Outstanding at 1.1.2004 於二零零四年一月一日尚未行使	Granted during the year 年內授出	Exercised during the year 年內獲行使	Outstanding at 31.12.2004 於二零零四年十二月三十一日尚未行使
Employees 僱員						
8.1.2004 二零零四年一月八日	8.1.2004 to 7.1.2009 二零零四年一月八日至二零零九年一月七日	0.1776	-	25,000,000	(25,000,000)	-

Consideration was received by the Company in respect of the options granted during the year was insignificant.

本公司就年內所授出購股權收取之代價低微。

The closing price of the Company's shares immediately before the options granted on 8th January, 2004 was HK$0.178.

緊接購股權於二零零四年一月八日授出前，本公司股份之收市價為0.178港元。

The weighted average closing prices of the Company's shares immediately before dates of exercise by the employees were HK$0.3940, HK$0.4003, HK$0.4505, HK$0.4698 and HK$0.4753 respectively.

緊接僱員行使前各日，本公司股份之加權平均收市價分別為0.3940港元、0.4003港元、0.4505港元、0.4698港元及0.4753港元。

The directors are of the view that the value of the theoretical value of the options granted during the year depends on a number of variables which are either difficult to ascertain or can only be ascertained on a number of theoretical basis and speculative assumptions. Accordingly, the directors of the Company believed that any calculation of the value of the options will not be meaningful and may be misleading to shareholders in the circumstances.

董事認為年內授出之購股權之理論價值乃視乎多項變數而定，而該等變數乃難以確定或只能在多項理論基準及推斷式假設下確定。有鑑於此，本公司董事相信任何購股權價值之計算均無意義，甚至可能誤導股東。

Particulars of the Company's share option schemes are set out in note 30 to the financial statements.

本公司購股權計劃之詳情載於財務報表附註30。

As at 31st December, 2004, there were no shares available for issue under the Company's share option schemes.

於二零零四年十二月三十一日，概無根據本公司購股權計劃可予發行之股份。

China Enterprises Limited

China Enterprises Limited

Details of the share option scheme of China Enterprises Limited are set out in note 30 to the financial statements.

China Enterprises Limited之購股權計劃之詳情載於財務報表附註30。

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt debentures (including debentures), of the Company or any other body corporate and neither the directors nor their chief executors, nor any of their spouses or children under the age of 18, had any rights to subscribe for the equity or debt debentures of the Company, or had exercised any such rights.

年內任何時間，本公司及其任何附屬公司均概無訂立任何安排，致使本公司董事可藉因收購本公司或任何其他法團之股份或債券（包括債權證）而取得利益，而董事或彼等之首席遺囑執行人或任何配偶或18歲以下子女亦概無權利認購本公司股本或債券或行使該等權利。

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

董事之重大合約權益

No contract of significance, to which the Company, its holding company, fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

本公司、其控股公司、同系附屬公司或附屬公司並無訂立與本公司董事於當中直接或間接擁有重大利益且於年結日或年內任何時間仍然生效之重大合約。

DIRECTORS' INTERESTS IN COMPETING BUSINESSES 董事於競爭業務之權益

The interests of Directors in competing businesses during the year required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

年內，董事於競爭業務中擁有須根據上市規則第8.10條予以披露之權益如下：

Name of Director 董事姓名	Name of Company 公司名稱	Nature of competing business 競爭業務性質	Nature of interest 權益性質
Dr. Chan Kwok Keung, Charles 陳國強博士	Paul Y. – ITC Construction Holdings Limited ("Paul Y. ITC") and its subsidiaries	Property development and investment in the PRC	Substantial shareholder and chairman of Paul Y. – ITC
	保華德祥建築集團有限公司(「保華德祥」)及其附屬公司	於中國之物業發展及投資	保華德祥之主要股東及主席
	Hanny Holdings Limited ("Hanny") and its subsidiaries		Substantial shareholder, chairman and executive director of Hanny
	錦興集團有限公司(「錦興」)及其附屬公司		錦興之主要股東、主席及執行董事
Dr. Yap, Allan Yap, Allan博士	Hanny and its subsidiaries	Property development and investment in the PRC	Managing director of Hanny
	錦興及其附屬公司	於中國之物業發展及投資	錦興之董事總經理
	Wing On Travel and its subsidiaries	Property Investment in the PRC	Executive director of Wing On Travel
	永安旅遊及其附屬公司	於中國之物業投資	永安旅遊之執行董事
Ms. Chau Mei Wah, Rosanna 周美華女士	Paul Y. – ITC and its subsidiaries	Property development and investment in the PRC	Director of Paul Y. – ITC
	保華德祥及其附屬公司	於中國之物業發展及投資	保華德祥之董事
Ms. Chan Ling, Eva 陳玲女士	Wing On Travel and its subsidiaries	Property investment in the PRC	Director of subsidiaries of Wing On Travel
	永安旅遊及其附屬公司	於中國之物業投資	永安旅遊附屬公司之董事
Mr. Chan Kwok Hung 陳國鴻先生	Hanny and its subsidiaries	Property development and investment in the PRC	Executive director of Hanny
	錦興及其附屬公司	於中國之物業發展及投資	錦興之執行董事
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	Wing On Travel and its subsidiaries	Property investment in the PRC	Executive director of Wing On Travel
	永安旅遊及其附屬公司	於中國之物業投資	永安旅遊之執行董事
	Hanny and its subsidiaries	Property investment and development in the PRC	Deputy managing director of Hanny
	錦興及其附屬公司	於中國之物業投資及發展	錦興之副董事總經理

SUBSTANTIAL SHAREHOLDERS

主要股東

The register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Future Ordinance shows that as at 31st December, 2004 the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

按照本公司根據證券及期貨條例第336條規定須予保存之主要股東登記冊所載，於二零零四年十二月三十一日，下列股東知會本公司其擁有本公司已發行股本有關權益：

Long positions

好倉

Name 名稱	Capacity 性質	*Notes* *附註*	Number of shares 股份數目	Approximate shareholding percentage 概約持股百分比
Calisan	Beneficial owner 實益擁有人	*1*	258,819,795	29.36%
Great Decision Limited	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Paul Y. – ITC Investments Group Limited	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Paul Y. – ITC 保華德祥	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Hollyfield Group Limited	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
ITC Investment Holdings Limited	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
ITC Corporation Limited 德祥企業集團有限公司	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Galaxyway Investments Limited	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Chinaview	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Dr. Chan Kwok Keung, Charles 陳國強博士	Interests held by controlled corporation 持有控股公司權益	*1*	258,819,795	29.36%
Ms. Ng Yuen Lan, Macy 伍婉蘭女士	Interests held by family 持有家族權益	*2*	258,819,795	29.36%
Well Orient Limited 威倫有限公司	Beneficial owner 實益擁有人	*3*	258,819,794	29.36%
Powervote Technology Limited	Interests held by controlled corporation 持有控股公司權益	*3*	258,819,794	29.36%
Hanny Magnetics (B.V.I.) Limited	Interests held by controlled corporation 持有控股公司權益	*3*	258,819,794	29.36%
Hanny 錦興	Interests held by controlled corporation 持有控股公司權益	*3*	258,819,794	29.36%

Note:

1. Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment") which owns the entire interest of Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC. Paul Y. – ITC owns the entire interest of Paul Y. – ITC Investments Group Limited ("PYITCIG"), PYITCIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, Paul Y. – ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles were deemed to be interested in 258,819,795 shares of the Company which are held by Calisan.

2. Ms. Ng Yuen Lan, Macy is a spouse of Dr. Chan Kwok Keung, Charles and deemed to be interest in 258,819,795 shares of the Company held by Calisan.

3. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny. PTL, Hanny Magnetics, Hanny were deemed to be interested in 258,819,794 shares of the Company which are held by WOL.

附註：

1. 陳國強博士擁有Chinaview全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)全部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一已發行普通股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益，而ITC Investment則擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥超過三分之一已發行股本。保華德祥擁有Paul Y.－ITC Investments Group Limited(「PYITCIG」)之全部權益。PYITCIG擁有Great Decision Limited(「GDL」)全部權益，GDL則擁有Calisan之全部權益。因此，GDL、PYITCIG、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士被視為於Calisan所持有之258,819,795股本公司股份中擁有權益。

2. 伍婉蘭女士為陳國強博士之配偶，被視作於Calisan持有之258,819,795股由本公司股份中擁有權益。

3. 威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有，而PTL由Hanny Magnetics (B.V.I.)Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之258,819,794股本公司股份中擁有權益。

Save as disclosed above, the Company had not been notified of any other interests or short position in shares and underlying shares of the Company pursuant to section 336 of the Securities and Future Ordinance which representing 5 percent or more in the issued share capital of the Company as at 31st December, 2004.

除上文披露者外，於二零零四年十二月三十一日，根據證券及期貨條例第336條，本公司並不知悉有任何人士於本公司之股份及相關股份中擁有佔本公司已發行股本5%或以上之任何其他權益或短倉。

THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

During the year, the Company adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 to the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as its own code of conduct regarding directors; securities transactions. Based on specific enquiry of all the directors of the Company, the directors complied throughout the year in review with the required standards as set out in the Model Code.

董事進行證券交易之標準守則

年內，本集團採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄10所載上市公司董事進行證券交易之標準守則(「標準守則」)作為其本身有關董事進行證券交易之標準守則。根據向本公司全體董事作出之特訂查詢所示，董事於回顧年度內均一直遵守標準守則內所載之標準。

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year, except that the non-executive directors of the Company are not appointed for specific terms as required by the Code but they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

最佳應用守則

本公司於年內一直遵守上市規則附錄14所載之最佳應用守則(「守則」),惟本公司非執行董事並非根據守則之規定以指定任期委任,而須根據本公司之章程細則在股東週年大會上輪值告退及膺選連任。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of the subsidiaries purchased, sold or redeemed any of the Company's listed securities.

購買、出售或贖回股份

本公司及其附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

POST BALANCE SHEET EVENT

Details of the significant post balance sheet events are set out in note 41 to the financial statements.

結算日後事項

於結算日後之重大事項詳情載於財務報表附註41。

CONTINUING DISCLOSURE OBLIGATION

(1) As at 31st December, 2004, the financial assistance given to the Company's affiliated companies by the Group to Wing On Travel and its subsidiaries ("Wing On Group") aggregated to approximately HK$165.97 million, representing more than 8% of the Company's market capitalization of approximately HK$477.82 million as at 31st December, 2004 (the "Market Capitalization").

持續披露責任

(1) 於二零零四年十二月三十一日,本集團給予本公司聯屬公司永安旅遊及其附屬公司(「永安集團」)之財務資助合共約為165,970,000港元,佔本公司於二零零四年十二月三十一日之市值約477,820,000港元(「市值」)超過8%。

Details of financial assistance given to the Company's affiliated companies as at 31st December, 2004:

於二零零四年十二月三十一日，給予本公司聯屬公司之財務資助詳情如下：

Affiliated company 聯屬公司	Group's interest (%) 本集團所佔權益 (%)	Principal Advances (million) 所墊付之本金額 (百萬)	Interest Rate Per annum 年息率	Note 附註
Wing On Group 永安集團	19.58	HK$32.20 港幣32.20元	Prime + 2% 最優惠利率加兩厘	1
		HK$53.10 港幣53.10元	Prime 最優惠利率	2
		HK$74.70 港幣74.70元	Prime 最優惠利率	3
		Rmb5.54 人民幣5.54元	6% 六厘	1
		Rmb0.59 人民幣0.59元	Nil 無	4

Notes:

1. The advances are unsecured and repayable on 2nd January, 2006.
2. The advance is unsecured and repayable on 29th January, 2005.
3. The advance is unsecured and matured on 9th June, 2005.
4. The advance is unsecured, interest free and has no fixed term of repayment.

附註：

1. 墊款乃無抵押及須於二零零六年一月二日償還。
2. 墊款乃無抵押及須於二零零五年一月二十九日償還。
3. 墊款乃無抵押及於二零零五年六月九日到期。
4. 墊款乃無抵押、免息及無固定還款期。

(2) As at 31st December, 2004, the guarantee of HK$30 million were given for banking facilities granted by the Company to Jean-Marie Pharmacal Co., Limited, an affiliated company of Tung Fong Hung Investment Limited, a former wholly-owned subsidiary of the Company.

(2) 於二零零四年十二月三十一日，本集團就授予Tung Fong Hung Investment Limited (本公司之前度全資附屬公司)之聯屬公司正美藥品有限公司之銀行信貸提供30,000,000港元之擔保。

(3) Pursuant to Rule 13.22 of the Listing Rule, the financial information of the affiliated companies and the Group's attributable interest in these affiliated companies based on their financial position as at 31st December, 2004 are present below:

(3) 根據上市規則第13.22條，於二零零四年十二月三十一日，聯屬公司之財務資料，以及按彼等之財務狀況，本集團於該等聯屬公司之應佔權益呈列如下：

		Consolidated financial position as at 31st December, 2004 **於二零零四年十二月三十一日之綜合財務狀況** *(HK$'000)* *(港幣千元)*	**The Group's attributable interest** **本集團之應佔權益** *(HK$'000)* *(港幣千元)*
Non-current assets	非流動資產	2,037,951	399,030
Current assets	流動資產	564,490	110,527
Current liabilities	流動負債	(581,588)	(113,875)
Non-Current Liabilities	非流動負債	(1,075,940)	(210,669)
Minority interests	少數股東權益	(312,171)	(61,123)
Net assets	資產淨值	632,742	123,890

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
CHAIRMAN

Hong Kong
26th April, 2005

核數師

有關重新委聘德勤•關黃陳方會計師行連任本公司核數師之決議案將在本公司之股東週年大會上提呈。

代表董事會

主席
陳國強博士

香港
二零零五年四月二十六日

Deloitte.
德勤

TO THE SHAREHOLDERS OF CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(incorporated in Hong Kong with limited liability)

致中策集團有限公司股東
(於香港註冊成立之有限公司)

We have audited the financial statements on pages 30 to 102 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核載於第30頁至第102頁按照香港普遍採納之會計原則編製的財務報表。

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須選取並貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並根據香港公司條例第141 條僅向身為法人團體之 閣下報告，惟不會作為其他用途。本行不會就本報告之內容向任何其他人士承擔或接受責任。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷，所釐定的會計政策是否適合貴公司及 貴集團的具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st December, 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

意見

本行認為財務報表均真實與公平地反映貴公司及 貴集團於二零零四年十二月三十一日的財政狀況及 貴集團截至該日止年度的虧損和現金流量，並已按照公司條例之規定妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26th April, 2005

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零五年四月二十六日

CONSOLIDATED INCOME STATEMENT 綜合收益表

For year ended 31 December 2004 截至二零零四年十二月三十一日止年度

		Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Turnover	營業額	4	**123,403**	2,884,493
Cost of sales	銷售成本		**(81,455)**	(2,520,175)
Gross profit	毛利		**41,948**	364,318
Other operating income	其他經營收入	6	**60,181**	145,731
Distribution costs	分派成本		**(21,906)**	(174,955)
Administrative expenses	行政支出		**(44,984)**	(122,587)
Other expenses	其他支出	7(a)	**(40,479)**	(74,586)
Allowances for loans and interest receivable	貸款及應收利息撥備	7(b)	**(140,889)**	(43,810)
(Loss) profit from operations	經營(虧損)溢利	8	**(146,129)**	94,111
Finance costs	融資成本	10	**(17,434)**	(50,712)
Gain (loss) on disposal/dilution of interests in associates	出售/攤薄聯營公司權益之收益(虧損)		**81,631**	(36,481)
Share of results of associates	所佔聯營公司之業績		**(37,375)**	(175,734)
Allowance on receivables advanced to an associate	墊付予一家聯營公司之應收賬撥備		**–**	(12,712)
(Loss) gain on disposal of interests in subsidiaries	出售附屬公司權益之(虧損)收益	32	**(5,257)**	12,344
Loss before taxation	税前虧損		**(124,564)**	(169,184)
Taxation	税項	11	**(6,464)**	(10,935)
Loss before minority interests	未計少數股東權益之虧損		**(131,028)**	(180,119)
Minority interests	少數股東權益		**(45,024)**	(9,409)
Net loss for the year	年度虧損淨額		**(176,052)**	(189,528)
Loss per share	每股虧損			
Basic	基本	12	**HK$(0.20)**	HK$(0.23)

CONSOLIDATED BALANCE SHEET 綜合資產負債表

At 31 December 2004 於二零零四年十二月三十一日

		Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Non-Current Assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	13	**35,238**	43,156
Deposit paid for acquisition of interest in properties	收購物業權益所付按金	14	**47,012**	–
Payment for acquisition of subsidiaries	收購附屬公司所付款項	15	**40,000**	–
Goodwill	商譽	16	**25,807**	9,325
Interests in associates	於聯營公司之權益	18	**429,000**	823,147
Receivables – due after one year	應收款項－一年後到期	19	**37,044**	31,286
Investments in securities	證券投資	20	**194,050**	217,683
			808,151	1,124,597
Current Assets	**流動資產**			
Other asset	其他資產	22	**227,167**	226,718
Inventories	存貨	23	**13,708**	66,976
Trade debtors	應收貿易賬款	24	**6,980**	13,718
Receivables due from associates	應收聯營公司款項	18	**57,163**	6,294
Receivables – due within one year	應收款項－一年內到期	19	**563,666**	370,459
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		**86,464**	57,677
Investments in securities	證券投資	20	**19,849**	2,930
Pledged bank deposits	已抵押銀行存款	38	**1,012**	–
Bank balances and cash	銀行結餘及現金		**118,388**	319,875
			1,094,397	1,064,647
Current Liabilities	**流動負債**			
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用	25	**46,075**	84,946
Payables – due within one year	應付款項－一年內到期	26	**8,637**	34,611
Payables due to associates	應付聯營公司款項	18	**3,737**	185
Income and other tax payable	應付所得稅及其他應付稅項		**9,185**	3,064
Bank loans and other borrowings – due within one year	銀行貸款及其他借款－一年內到期	27	**42,622**	38,284
			110,256	161,090
Net Current Assets	**流動資產淨值**		**984,141**	903,557
			1,792,292	2,028,154

CONSOLIDATED BALANCE SHEET 綜合資產負債表

At 31 December 2004 於二零零四年十二月三十一日

		Notes 附註	**2004** **二零零四年** ***HK$'000*** ***港幣千元***	2003 二零零三年 *HK$'000* *港幣千元*
Capital and Reserves	**資本及儲備**			
Share capital	股本	*28*	**88,160**	85,660
Reserves	儲備		**1,223,577**	1,447,720
			1,311,737	1,533,380
Minority Interests	**少數股東權益**		**295,609**	250,160
Non-Current Liabilities	**非流動負債**			
Bank loans and other borrowings – due after one year	銀行貸款及其他借款 — 一年後到期	*27*	**3**	144
Payables – due after one year	應付款項 — 一年後到期	*26*	**184,943**	244,470
			184,946	244,614
			1,792,292	2,028,154

The financial statements on pages 30 to 102 were approved and authorised for issue by the Board of Directors on 26th April, 2005 and are signed on its behalf by:

刊於第30頁至第102頁之財務報表已於二零零五年四月二十六日獲董事會批准及授權刊行，並由下列董事代表簽署：

Dr. Chan Kwok Keung, Charles
陳國強博士
DIRECTOR
董事

Dr. Yap, Allan
Yap, Allan博士
DIRECTOR
董事

BALANCE SHEET 資產負債表

At 31 December 2004 於二零零四年十二月三十一日

		Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Non-Current Assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	13	**6,382**	7,082
Investments in subsidiaries	於附屬公司之投資	17	**224,740**	224,740
Receivables due from subsidiaries	應收附屬公司款項	17	**1,755,873**	1,857,976
Interests in associates	於聯營公司之權益	18	**2**	2
Receivables – due after one year	應收款項 – 一年後到期	19	**–**	19,139
Investments in securities	證券投資	20	**825**	825
			1,987,822	2,109,764
Current Assets	**流動資產**			
Receivables due from associates	應收聯營公司款項	18	**563**	719
Receivables – due within one year	應收款項 – 一年內到期	19	**6,735**	14,586
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		**3,122**	15,846
Bank balances and cash	銀行結餘及現金		**43,550**	8,915
			53,970	40,066
Current Liabilities	**流動負債**			
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用		**8,013**	3,875
Payables – due within one year	應付款項 – 一年內到期	26	**275**	5,430
Payables due to associates	應付聯營公司款項	18	**–**	185
Bank loans and other borrowings – due within one year	銀行貸款及其他借款 – 一年內到期	27	**10**	5,142
			8,298	14,632
Net Current Assets	**流動資產淨值**		**45,672**	25,434
			2,033,494	2,135,198
Capital and Reserves	**資本及儲備**			
Share capital	股本	28	**88,160**	85,660
Reserves	儲備	31	**920,163**	1,062,276
			1,008,323	1,147,936
Non-Current Liabilities	**非流動負債**			
Bank loans and other borrowings – due after one year	銀行貸款及其他借款 – 一年後到期	27	**3**	13
Payables due to subsidiaries	應付附屬公司款項	17	**840,225**	743,971
Payables – due after one year	應付款項 – 一年後到期	26	**184,943**	243,278
			2,033,494	2,135,198

Dr. Chan Kwok Keung, Charles	**Dr. Yap, Allan**
陳國強博士	**Yap, Allan博士**
DIRECTOR	*DIRECTOR*
董事	*董事*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 綜合權益變動報表

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

		Share capital 股本 HK$'000 港幣千元	Share premium 股份溢價 HK$'000 港幣千元	Special capital reserve 特別資本儲備 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Goodwill on consolidation 綜合賬目產生之商譽 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Other non-distributable reserves 其他非供分派儲備 HK$'000 港幣千元	Deficit 虧絀 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1st January, 2003	於二零零三年一月一日	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(814,275)	1,734,053
Exchange adjustment	匯兌調整	-	-	-	-	-	291	-	-	291
Share of net reserves movement of associates	應佔聯營公司儲備變動淨額	-	-	-	-	-	2,090	(172)	-	1,918
Net gain not recognised in the consolidated income statement	未於綜合收益表確認之收益淨額	-	-	-	-	-	2,381	(172)	-	2,209
Exercise of warrants *(note 29)*	行使認股權證 *(附註29)*	2,713	1,628	-	-	-	-	-	-	4,341
Realised on disposal/dilution of interests in associates	出售/攤薄聯營公司權益時變現	-	-	-	-	(20,333)	(128)	(238)	-	(20,699)
Realised on disposal/dilution of interests in subsidiaries	出售/攤薄附屬公司權益時變現	-	-	-	-	6,852	(3,848)	(17,863)	17,863	3,004
Appropriated from retained profits	調撥自保留溢利	-	-	-	-	-	-	1,339	(1,339)	-
Net loss for the year	本年度虧損淨額	-	-	-	-	-	-	-	(189,528)	(189,528)
At 31st December, 2003	於二零零三年十二月三十一日	85,660	1,898,976	414,881	233	110,472	(8,468)	18,905	(987,279)	1,533,380
Exchange adjustment	匯兌調整	-	-	-	-	-	(588)	-	-	(588)
Share of net reserves movement of associates	應佔聯營公司儲備變動淨額	-	-	-	-	-	(99)	(307)	-	(406)
Net loss not recognised in the consolidated income statement	未於綜合收益表確認之虧損淨額	-	-	-	-	-	(687)	(307)	-	(994)
Exercise of share options *(note 28)*	行使購股權 *(附註28)*	2,500	1,940	-	-	-	-	-	-	4,440
Realised on disposal/dilution of interests in associates	出售/攤薄聯營公司權益時變現	-	-	-	-	(48,225)	(825)	-	-	(49,050)
Realised on disposal/dilution of interests in subsidiaries	出售/攤薄附屬公司權益時變現	-	-	-	-	-	13	-	-	13
Net loss for the year	本年度虧損淨額	-	-	-	-	-	-	-	(176,052)	(176,052)
At 31st December, 2004	於二零零四年十二月三十一日	88,160	1,900,916	414,881	233	62,247	(9,967)	18,598	(1,163,331)	1,311,737
Attributable to:	歸屬於：									
The Company and its subsidiaries	本公司及其附屬公司	88,160	1,900,916	414,881	233	62,247	(10,586)	19,476	(963,195)	1,512,132
Associates	聯營公司	-	-	-	-	-	619	(878)	(200,136)	(200,395)
At 31st December, 2004	於二零零四年十二月三十一日	88,160	1,900,916	414,881	233	62,247	(9,967)	18,598	(1,163,331)	1,311,737
The Company and its subsidiaries	本公司及其附屬公司	85,660	1,898,976	414,881	233	62,247	(10,011)	19,476	(647,283)	1,824,179
Associates	聯營公司	-	-	-	-	48,225	1,543	(571)	(339,996)	(290,799)
At 31st December, 2003	於二零零三年十二月三十一日	85,660	1,898,976	414,881	233	110,472	(8,468)	18,905	(987,279)	1,533,380

The special capital reserve of the Group represents the amount arising from the capital reduction carried by the Company during the year ended 31st December, 2001.

本集團之特別資本儲備代表本公司於截至二零零一年十二月三十一日止年度削減股本產生之金額。

Goodwill on consolidation as at 31st December, 2004, represented goodwill arising on acquisition of subsidiaries of approximately HK$9,492,000 (2003: HK$9,492,000) and negative goodwill arising on acquisition of subsidiaries of approximately HK$71,739,000 (2003: HK$71,739,000) respectively.

於二零零四年十二月三十一日綜合賬目產生之商譽分別代表收購附屬公司產生之商譽約9,492,000港元(二零零三年：9,492,000港元)及收購附屬公司產生之負商譽約71,739,000港元(二零零三年：71,739,000港元)。

As at 31st December, 2004, no negative goodwill attributable to associates (2003: HK$48,225,000).

於二零零四年十二月三十一日，聯營公司並無應佔之負商譽(二零零三年：48,225,000港元)。

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

本集團其他非供分派之儲備包括根據中國法規須自本公司之中國附屬公司之除稅後溢利中調撥之法定儲備。所調撥之金額由中國附屬公司董事會酌情釐訂。

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量報表

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

		Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
OPERATING ACTIVITIES	**經營業務**			
(Loss) profit from operations	經營(虧損)溢利		**(146,129)**	94,111
Adjustments for:	就以下項目作出調整：			
Dividend income	股息收入		**(1,542)**	(2,832)
Interest income	利息收入		**(54,591)**	(48,416)
Depreciation of property, plant and equipment	物業、廠房及設備折舊		**3,915**	58,346
Amortisation of goodwill	攤銷商譽		**1,160**	1,628
Unrealised holding loss on investments in securities	持有證券投資之未變現虧損		**12,549**	37,604
Loss (gain) on disposal of investments in securities	出售證券投資之虧損(收益)		**5,478**	(46,368)
Allowances for bad and doubtful debts	呆壞賬撥備		**17,286**	10,728
Allowances for amounts due from associates	應收聯營公司款項撥備		**4,989**	2,458
Impairment loss of goodwill on acquisition of subsidiaries	收購附屬公司商譽之減值虧損		**-**	20,387
Allowances for inventories	存貨撥備		**-**	4
Allowances for loan and interest receivables	貸款及應收利息撥備		**140,889**	43,810
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益		**(17)**	(15,995)
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量		**(16,013)**	155,465
Decrease in inventories	存貨減少		**14,028**	22,997
Decrease (increase) in trade debtors	應收貿易賬款減少(增加)		**3,386**	(10,287)
Increase in other receivables, deposits and prepayments	其他應收款項、按金及預付款項增加		**(43,778)**	(9,143)
Decrease in creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用減少		**(32,641)**	(49,808)
Increase in amounts due from associates	應收聯營公司款項增加		**(1,611)**	(29,768)
(Decrease) increase in payables	應付款項(減少)增加		**(7,919)**	6,496
Increase in other asset	其他資產增加		**(449)**	(226,718)
Decrease in income and other tax payable	應付所得稅及其他應付稅項減少		**-**	(20,350)
Net cash outflow from operations	經營現金流出淨額		**(84,997)**	(161,116)
Tax paid in other jurisdictions	於其他司法權區已繳付稅款		**(313)**	(6,650)
NET CASH USED IN OPERATING ACTIVITIES	**經營業務所用現金淨額**		**(85,310)**	(167,766)
INVESTING ACTIVITIES	**投資業務**			
Repayment from third parties	第三方償還款項		**204,919**	774,202
Repayment from associates	聯營公司償還款項		**140,182**	92,124
Proceeds from disposal of investments in securities	出售證券投資所得款項		**204,740**	219,777
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項		**569**	25,994
Increase in pledged bank deposits	已抵押銀行存款增加		**(1,012)**	(45,259)
Interest received	已收利息		**3,478**	8,793
Proceeds from disposal/dilution of interests in associates	出售／攤薄聯營公司權益所得款項		**110,341**	23,887
Proceeds from disposal/dilution of subsidiaries (net of cash and cash equivalents disposed of)	出售／攤薄附屬公司所得款項(已扣除出售之現金及現金等額)	32	**13,324**	(64,295)
Dividend received from investments in securities	證券投資所得股息		**1,542**	2,832
Amount advanced to third parties	墊付予第三方之款項		**(519,573)**	(558,363)
Amount advanced to associates	墊付予聯營公司之款項		**(163,828)**	(260,373)
Purchase of investments in securities	購入證券投資		**(43,304)**	(73,368)
Purchase of property, plant and equipment	購置物業、廠房及設備		**(4,000)**	(268,704)
Deposit paid for acquisition of a property	就收購物業之已付按金		**(326)**	-
Purchase of subsidiaries (net of cash and cash equivalents acquired)	購入附屬公司(已扣除購入之現金及現金等額)	33	**(26,744)**	(785)
Refund of payment for acquisition of land development rights	收購土地發展權所付款項之退款		**-**	16,965
Payment for acquisition of land development rights	收購土地發展權所付款項		**-**	(13,310)
NET CASH USED IN INVESTING ACTIVITIES	**投資業務所用現金淨額**		**(79,692)**	(119,883)

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量報表

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

		2004 二零零四年 *HK$'000* *港幣千元*	2003 二零零三年 *HK$'000* *港幣千元*
FINANCING ACTIVITIES	**融資活動**		
Advance from third parties/related parties	預收第三方／有關連人士款項	**18,979**	151,329
New bank loans and other borrowings raised	新籌集之銀行貸款及其他借貸	**57,257**	994,271
Proceeds from issue of shares	發行股份所得款項	**4,440**	1,866
Repayment of bank loans and other borrowings	償還銀行貸款及其他借貸	**(4,827)**	(747,264)
Repayment to third parties/related parties	償還第三方／有關連人士款項	**(111,713)**	(165,514)
Advance from (repayment to) associates	預收(償還)聯營公司款項	**1,354**	(4)
Repayment of obligations under finance leases	融資租約債項之償還款項	**(9)**	(168)
Interest paid	已付利息	**(2,282)**	(36,126)
Dividends paid to minority shareholders of subsidiaries	已付附屬公司少數股東股息	**-**	(1,432)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**融資活動(所用)所得現金淨額**	**(36,801)**	196,958
NET DECREASE IN CASH AND CASH EQUIVALENTS	**現金及現金等額減少淨額**	**(201,803)**	(90,691)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**年初之現金及現金等額**	**314,744**	401,935
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**	**(1,353)**	3,500
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**年終之現金及現金等額**	**111,588**	314,744
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及現金等額結餘分析**		
Bank balances and cash	銀行結餘及現金	**118,388**	319,875
Bank overdrafts	銀行透支	**(6,800)**	(5,131)
		111,588	314,744

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares listed on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The principal activities of its subsidiaries and associates are set out in notes 17 and 18.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其附屬公司及聯營公司之主要業務載於附註17及18。

2. 近期頒佈之會計準則所產生之潛在影響

於二零零四年，香港會計師公會(「香港會計師公會」)頒佈了若干新訂及經修訂之香港會計準則(「香港會計準則」)及香港財務報告準則(「香港財務報告準則」)(統稱「新香港財務報告準則」)，新香港財務報告準則於二零零五年一月一日或以後開展之會計時期生效。本集團並無於截至二零零四年十二月三十一日止年度之財務報表提早採納該等新香港財務報告準則。

本集團已開始考慮該等新香港財務報告準則之潛在影響，但現時仍未能評定該等新香港財務報告準則對其營運業績及財務狀況之編製及呈列方式是否有重大影響。此等新香港財務報告準則可能使業績及財務狀況之編製及呈列方式於未來出現變動。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就證券投資之估值作出修訂。

財務報表已遵照香港普遍採納之會計準則編製。所採納之主要會計政策如下：

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intra-group transactions and balances have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

3. 主要會計政策 *(續)*

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

所有集團內公司間之交易及結餘已於綜合賬內對銷。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司當日應佔有關公司可辨識資產與負債之公平值之數。

二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

3. 主要會計政策 *(續)*

負商譽

負商譽指本集團於收購附屬公司或聯營公司當日應佔有關公司可辨識資產與負債之公平值高於收購代價。

二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收益。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收益。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments in associates *(continued)*

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has passed to the customers.

Dividend income from investments in securities is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. 主要會計政策 *(續)*

於聯營公司之投資 *(續)*

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

證券投資所得股息收入乃在本集團收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值虧損。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超出假設有關資產未有於過往年度確認減值虧損時所釐定之賬面值。減值虧損之撥回即時確認為收益。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Construction in progress

Construction in progress are stated at cost, which includes land cost and the related construction cost in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction and construction in progress until the construction is completed and the properties and assets are ready for use.

Other property, plant and equipment

Property, plant and equipment, other than construction in progress, is stated at cost less deprecation, amortisation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation and amortisation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% – 25%
Machinery and equipment	10% – 20%
Motor vehicles	12.5% – 25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

3. 主要會計政策 *(續)*

物業、廠房及設備

在建工程

在建工程按成本列賬，包括根據本集團之會計政策計算之土地成本及相關建築成本減去累計減值虧損。在建物業及在建工程均不予折舊或攤銷，直至有關物業或資產落成及投入使用為止。

其他物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本減折舊、攤銷及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

其他物業、廠房及設備項目之折舊及攤銷乃在考慮到其估計剩餘價值後按其估計可使用年期以直線基準法攤銷計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期(以較短者為準)
傢俬及裝置	10% – 25%
機器及設備	10% – 20%
汽車	12.5% – 25%

根據融資租賃持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Leased assets

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the original principal at the inception of the respective leases, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting year.

All other leases are classified as operating leases and the rentals payables are charged to the income statement on a straight-line basis over the relevant lease term.

Other asset

Other asset are stated at the lower of cost and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method.

3. 主要會計政策 *(續)*

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

持有至到期日債務證券以外之投資列作投資證券及其他投資。

投資證券(為持作明確長期投資目的之證券)乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

租賃資產

凡根據租約條款，資產擁有權之絕大部份風險與回報轉歸本集團所有之租約，均列作融資租約。根據融資租約持有之資產按收購當日之公平值撥充資本。出租人之相應債務(扣除利息開支)乃計入資產負債表作融資租賃承擔。融資成本(指總租賃承擔與相關租約開始當日原本金之差額)於有關租約期間在收益表扣除，以此得出各會計年度有關承擔餘額之定期固定支出率。

所有其他租約皆列作經營租約，應付租金以直線法按相關租約年期在收益表扣除。

其他資產

其他資產乃按成本及可變現淨值兩者中之較低者列值。

存貨

存貨乃按成本及可變現淨值兩者中之較低值列值。成本乃按加權平均法計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to pension schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策 *(續)*

外幣

外幣交易初步均按交易當日之匯率折算。以外幣為單位之貨幣資產及負債則按結算日之滙率再行折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時，本集團香港以外業務之資產及負債按結算日之通行匯率換算。收支項目按年內平均匯率換算。由此產生之匯兑差額(如有)列作權益並轉入本集團之匯兑儲備。該等匯兑差額於出售業務期間確認作收入或開支。

退休金／退休福利計劃

在收益表中扣除有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款指本集團按該等計劃之規則所訂明之比率應就該等計劃支付之供款。就香港以外之司法權區之退休金計劃支付之供款額乃在收益表中扣除。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅盈利計算。應課稅盈利與收入表中所報盈利淨額不同，乃由於前者不包括在其他期間應課稅或可扣稅收入及開支，並且不包括收入表內從未課稅及扣稅之項目。本集團本期稅項乃按現行稅率或結算日時實際確立之稅率計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation *(continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項為就財務報表資產及負債賬面值及計算應課稅盈利相應稅基差額而預期須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅盈利時提撥。若於一項交易中，因商譽(或負商譽)或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利、亦不影響會計盈利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差異而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於沒可能會有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收入表中扣除或計入收入表。惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況(在此情況下遞延稅項亦會於股本權益中處理)除外。

4. TURNOVER 4. 營業額

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Sales of goods, net of returns and sales taxes	貨品銷售，扣除退貨及銷售稅	**123,403**	2,884,493

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

本集團主要在中華人民共和國(「中國」)及香港經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. SEGMENT INFORMATION 5. 分部資料

Business segments 業務分部

During the year, the Group acquired a 80% interest in Talent Cosmos Limited for consideration of HK$30 million. Talent Cosmos Limited and its subsiciaries are engaged in manufacturing and trading of battery products and related accessories. The segment of manufacturing and trading of battery products and related accessories are regarded as a new business segment of the Group upon the completion of acquisition.

年內，本集團以30,000,000港元之代價收購才宇有限公司之80%權益。才宇有限公司及其附屬公司主要從事製造及銷售電池產品及相關配件。於收購事項完成後，製造及銷售電池產品及相關配件分部將被視作為本集團之新業務分部。

For management purposes, the Group is currently organised into the following three major divisions-pharmaceutical products, battery products and investment in securities and advance divisions. These divisions are the basis on which the Group reports its primary segment information.

就管理而言，本集團現時之部門架構為三個主要分部—藥品、電池產品及證券投資與墊款。該等部門乃本集團呈報其首要分部資料之基準。

Pharmaceutical products	– Manufacturing and trading of Chinese and western medicine products	藥品	— 生產及銷售中西藥產品
Battery products	– Manufacturing and trading of battery products and related accessories	電池產品	— 製造及銷售電池產品及相關配件
Investments in securities and advance	– Investments in securities holding and advance of receivables	證券投資與墊款	— 證券投資及墊付應收款項
Others	– Corporate and investment holding	其他	— 公司及投資控股

5. SEGMENT INFORMATION *(continued)* 5. 分部資料 *(續)*

Business segments *(continued)* 業務分部 *(續)*

An analysis of the Group's turnover and contribution to operating results and segment assets and liabilities by business segments is as follows:

本集團按業務分部劃分之營業額及經營業績貢獻分析如下：

		Discontinuing operation 正終止經營業務	Continuing operation 持續經營業務					
		Pharmaceutical products 藥品 HK$'000 港幣千元 (Note b) (附註b)	Investments in securities and advance 證券投資與墊款 HK$'000 港幣千元	Battery products 電池產品 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Elimination 對銷 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
For the year ended 31st December, 2004	*截至二零零四年十二月三十一日止年度*							
TURNOVER	營業額							
External	對外	96,262	-	27,141	-	27,141	-	123,403
Inter-segment	分部間	-	-	-	2,184	2,184	(2,184)	-
		96,262	-	27,141	2,184	29,325	(2,184)	123,403
RESULT	業績							
Segment result	分部業績	6,778	(160,712)	(2,005)	(16,870)	(179,587)	(2,184)	(174,993)
Unallocated corporate expenses	未分攤企業支出							(27,269)
Interest income	利息收入							54,591
Dividend income	股息收入							1,542
Loss from operations	經營虧損							(146,129)
Finance costs	融資成本							(17,434)
Loss on disposal/dilution of interests in subsidiaries	出售/攤薄附屬公司權益之虧損	(5,257)	-	-	-	-	-	(5,257)
Gain on disposal/liquidation of interests in associates	出售/清盤聯營公司權益之收益	-	-	-	81,631	81,631	-	81,631
Share of results of associates	所佔聯營公司之業績	(618)	-	(147)	(36,610)	(36,757)	-	(37,375)
Loss before taxation	稅前虧損							(124,564)
Taxation	稅項							(6,464)
Loss before minority interests	未計少數股東權益之虧損							(131,028)
Minority interests	少數股東權益							(45,024)
Net loss for the year	年度虧損淨額							(176,052)

Inter-segment sales are charged at terms determined and agreed between the group companies.

分部間收益乃按集團公司所決定及協定之條款收取。

5. SEGMENT INFORMATION *(continued)* 5. 分部資料 *(續)*

Business segments *(continued)* 業務分部 *(續)*

		Discontinuing operation 正終止經營業務	Continuing operation 持續經營業務				
		Pharmaceutical products 藥品 港幣千元 HK$'000 (Note a) (附註a)	Investments in securities and advance 證券投資與墊款 港幣千元 HK$'000	Battery products 電池產品 港幣千元 HK$'000	Others 其他 港幣千元 HK$'000	Sub-total 小計 港幣千元 HK$'000	Consolidated 綜合 港幣千元 HK$'000
Assets and liabilities at 31st December, 2004	*於二零零四年十二月三十一日之資產與負債*						
ASSETS	資產						
Segment assets	分部資產	–	1,095,673	79,226	62,187	1,237,086	1,237,086
Interests in associates	於聯營公司之權益	–	–	–	429,000	429,000	429,000
Unallocated total assets	未分攤總資產						236,462
Consolidated total assets	綜合總資產						1,902,548
LIABILITIES	負債						
Segment liabilities	分部負債	–	(4,258)	(10,738)	(34,816)	(49,812)	(49,812)
Unallocated corporate liabilities	未分攤企業負債						(245,390)
Consolidated total liabilities	綜合總負債						(295,202)
Other information for the year ended 31st December, 2004	截至二零零四年十二月三十一日止年度之其他資料						
Capital expenditure	資本支出						
– Property, plant and equipment	–物業、廠房及設備	1,370	–	29,844	251	30,095	31,465
– Deposit paid for acquisition of interest in properties	–收購物業權益支付之按金	–	–	–	47,012	47,012	47,012
– Goodwill arising on acquisition of interests in subsidiaries	–收購附屬公司權益產生之商譽	–	–	26,812	–	26,812	26,812
– Goodwill arising on acquisition of interests in associates	–收購聯營公司權益產生之商譽	–	3,931	–	-	3,931	3,931
– Payment for acquisition of subsidiaries	–收購附屬公司付款	–	–	–	40,000	40,000	40,000
Depreciation and amortisation	折舊及攤銷	2,000	–	1,183	1,892	3,075	5,075
Other non-cash expenses	其他非現金支出	–	153,438	–	22,275	175,713	175,713
Loss on disposal of investments in securities	出售證券投資虧損	–	5,478	–	–	5,478	5,478
Loss on disposal of interests in subsidiaries	出售附屬公司權益之虧損	5,257	–	–	–	–	5,257

5. SEGMENT INFORMATION *(continued)* 5. 分部資料 *(續)*

Business segments *(continued)* 業務分部 *(續)*

		Discontinuing operation 正終止經營業務			Continuing operation 持續經營業務				
		Tires 輪胎 HK$'000 港幣千元 (Note b) (附註b)	Pharmaceutical products 藥品 HK$'000 港幣千元 (Note a) (附註a)	Sub-total 小計 HK$'000 港幣千元	Investments in securities and advance 證券投資與墊款 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Elimination 對銷 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
For the year ended 31st December, 2003	*截至二零零三年十二月三十一日止年度*								
TURNOVER	營業額								
External	對外	2,635,235	249,258	2,884,493	-	-	-	-	2,884,493
Inter-segment	分部間	-	-	-	-	984	984	(984)	-
		2,635,235	249,258	2,884,493	-	984	984	(984)	2,884,493
RESULT	業績								
Segment result	分部業績	95,847	154	96,001	(17,615)	(19,032)	(36,647)	(984)	58,370
Unallocated corporate expenses	未分攤企業支出								(15,507)
Interest income	利息收入								48,416
Dividend income	股息收入								2,832
Profit from operation	經營溢利								94,111
Finance costs	融資成本								(50,712)
Gain on disposal/dilution of interests in subsidiaries	出售／攤薄附屬公司權益之收益	3,711	8,587	12,298	-	46	46	-	12,344
Loss on disposal/liquidation of interests in associates	出售／清盤聯營公司權益之虧損	-	-	-	-	(36,481)	(36,481)	-	(36,481)
Share of results of associates	所佔聯營公司之業績	14,188	2	14,190	-	(189,924)	(189,924)	-	(175,734)
Allowance on receivables advanced to an associate	墊付予一家聯營公司之應收賬撥備	-	-	-	-	(12,712)	(12,712)	-	(12,712)
Loss before taxation	税前虧損								(169,184)
Taxation	税項								(10,935)
Loss before minority interests	未計少數股東權益之虧損								(180,119)
Minority interests	少數股東權益								(9,409)
Net loss for the year	年度虧損淨額								(189,528)

Inter-segment sales are charged at terms determined and agreed between the group companies.

分部間收益乃按集團公司所決定及協定之條款收取。

5. SEGMENT INFORMATION *(continued)* 5. 分部資料 *(續)*

Business segments *(continued)* 業務分部 *(續)*

		Discontinuing operation 正終止經營業務			Continuing operation 持續經營業務			
		Tires 輪胎	Pharmaceutical products 藥品	Sub-total 小計	Investments in securities and advance 證券投資與墊款	Others 其他	Sub-total 小計	Consolidated 綜合
		HK$'000 港幣千元	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*
		(Note b) (附註b)	*(Note a) (附註a)*					
Assets and liabilities at 31st December, 2003	*於二零零三年十二月三十一日之資產與負債*							
ASSETS	資產							
Segment assets	分部資產	-	88,395	88,395	953,060	88,670	1,041,730	1,130,125
Interests in associates	於聯營公司之權益	-	15,416	15,416	-	807,731	807,731	823,147
Unallocated total assets	未分攤總資產							235,972
Consolidated total assets	綜合總資產							2,189,244
LIABILITIES	負債							
Segment liabilities	分部負債	-	(56,505)	(56,505)	(4,110)	(24,516)	(28,626)	(85,131)
Unallocated corporate liabilities	未分攤企業負債	-	-	-	-	-	-	(320,573)
Consolidated total liabilities	綜合總負債							(405,704)
Other information for the year ended 31st December, 2003	截至二零零三年十二月三十一日止年度之其他資料							
Capital expenditure	資本支出							
- Property, plant and equipment	- 物業、廠房及設備	260,872	7,978	268,850	-	22	22	268,872
Depreciation and amortisation	折舊及攤銷	47,750	11,454	59,204	-	770	770	59,974
Impairment loss of goodwill	商譽減值虧損	-	-	-	-	20,387	20,387	20,387
Other non-cash expenses	其他非現金支出	-	4	4	107,312	-	107,312	107,316
Gain on disposal of investments in securities	出售證券投資收益	-	-	-	46,368	-	46,368	46,368
Gain (loss) on disposal of property, plant and equipment	出售物業、廠房及設備之收益(虧損)	- 16,122	(127)	15,995	-	-	-	15,995

5. SEGMENT INFORMATION *(continued)*

5. 分部資料 *(續)*

Business segments *(continued)*

Note:

(a) Following the disposal of Tung Fong Hung Investment Limited and its subsidiaries which are engaged in the manufacturing and trading of pharmaceutical products in May 2004, the business segment of manufacturing and trading of pharmaceutical products was regarded as discontinuing operations during the year ended 31st December, 2004.

(b) Following the disposal of interest in subsidiaries which are engaged in the business of manufacturing and trading of tire products in September, 2003, the tire operation was regarded as discontinuing operation during the year ended 31st December, 2003.

業務分部 *(續)*

附註：

(a) 於二零零四年五月出售從事藥品製造及銷售之Tong Fong Hung Investment Limited及其附屬公司後，藥品製造及銷售業務分部於截至二零零四年十二月三十一日止年度內被視為正終止經營業務。

(b) 於二零零三年九月出售從事輪胎製造及銷售業務之附屬公司權益後，輪胎業務於截至二零零三年十二月三十一日止年度被視為正終止經營業務。

The aggregate carrying amounts of the assets and liabilities of the discontinuing operations at the date of discontinuance were as follows:

正終止經營業務之資產及負債合計賬面值如下：

		2004 二零零四年 Pharmaceutical products 藥品 *HK$'000* *港幣千元*
Total assets	總資產	141,747
Total liabilities	總負債	(103,673)

The condensed cash flow information of the discontinuing operations during the year ended 31st December, 2004 were as follows:

截至二零零四年十二月三十一日止年度正終止經營業務之簡明現金流量資料如下：

		HK$'000 *港幣千元*
Operating cash inflow	經營現金流入	13,601
Cash outflow in respect of investing activities	投資活動之現金流出	(1,209)
Cash outflow in respect of financing activities	融資活動之現金流出	(21,545)
Net operating cash outflow	經營現金流出淨額	9,153

5. SEGMENT INFORMATION *(continued)* 5. 分部資料 *(續)*

Business segments *(continued)* 業務分部 *(續)*

Geographical segments 地區分部

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

		Turnover 營業額	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
PRC, other than Hong Kong	中國(不包括香港)	**27,141**	2,683,004
Hong Kong	香港	**96,262**	172,080
Overseas	海外	**–**	29,409
		123,403	2,884,493

The following is an analysis of the carrying amount of segment assets and capital additions analysed by the geographical area in which the assets are located:

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

		Carrying amount of segment assets 分部資產之賬面值 At 31st December, 於十二月三十一日		Capital additions 資本添置 For the year ended 31st December, 截至十二月三十一日止年度	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
PRC	中國	**29,012**	752,431	**147,599**	260,872
Hong Kong	香港	**1,707,734**	1,263,279	**1,621**	8,000
Overseas	海外	**165,802**	173,534	**–**	–
		1,902,548	2,189,244	**149,220**	268,872

6. OTHER OPERATING INCOME 6. 其他經營收入

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Interest income from loan receivables	應收貸款之利息收入	**47,119**	39,628
Interest income from banks	銀行利息收入	**3,478**	4,091
Interest income from unlisted convertible bonds	非上市可換股債券利息收入	**3,994**	4,697
Net exchange gain	滙兑收益淨額	**3,151**	23,108
Gain on disposal of investments in securities	出售證券投資收益	**–**	46,368
Dividend income from listed investments	上市投資之股息收入	**1,542**	2,832
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**17**	15,995
Others	其他	**880**	9,012
		60,181	145,731

7. (a) OTHER EXPENSES 7. (a) 其他支出

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Allowances for bad and doubtful debts	呆壞賬撥備	**17,286**	10,728
Unrealised holding loss on investments in securities	持有證券投資之未變賣虧損	**12,549**	37,604
Loss on disposal of investment in securities	出售證券投資之虧損	**5,478**	–
Allowances for amounts due from associates	應收聯營公司款項撥備	**4,989**	2,458
Impairment loss on goodwill on acquisition of subsidiaries	收購附屬公司之商譽減值虧損	**–**	20,387
Allowances for inventories	存貨撥備	**–**	4
Staff redundancy cost	冗員成本	**–**	1,938
Others	其他	**177**	1,467
		40,479	74,586

7. (b) ALLOWANCES FOR LOANS AND INTEREST RECEIVABLE

The amount represents allowance made on loans and interest receivable with reference to the (i) market value of the collateral secured to the Group and (ii) difference between the repayment amount received by the Group and the overdue amount of loans receivable and interest receivables subsequent to balance sheet date.

7. (b)貸款及應收利息撥備

該金額指就貸款及應收利息作出之撥備，並已參考(i)提供予本集團之抵押品之市值及(ii)於結算日後本集團所收取之還款與到期應收貸款及應收利息間之差額。

8. (LOSS) PROFIT FROM OPERATIONS

8. 經營(虧損)溢利

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
(Loss) profit from operations has been arrived at after charging:	經營(虧損)溢利已扣除下列各項：		
Staff costs	員工成本		
– directors remuneration *(note 9(a))*	一 董事酬金 *(附註9(a))*	**3,413**	3,217
– other staff costs *(note 9(b))*	一 其他員工成本 *(附註9(b))*	**22,418**	150,543
– retirement benefits scheme contributions, excluding directors	一 退休福利計劃供款(不包括董事)	**851**	27,196
– redundancy payment	一 冗員支出	**–**	1,938
Total staff costs	總員工成本	**26,682**	182,894
Auditors' remuneration	核數師酬金		
Current year	本年度	**5,181**	5,427
Under(over)provision in prior years	過往年度撥備不足(超額)	**392**	(381)
Depreciation and amortisation of property, plant and equipment	物業、廠房及設備之折舊及攤銷	**3,915**	58,346
Amortisation of goodwill included in administrative expenses	計算入行政支出之商譽攤銷	**1,160**	1,628

9. DIRECTORS' AND EMPLOYEE REMUNERATION 9. 董事及僱員酬金

(a) DIRECTORS' REMUNERATION (a) 董事酬金

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Fees	袍金		
– Executive directors	一執行董事	–	–
– Non-executive directors	一非執行董事	–	–
– Independent non-executive directors	一獨立非執行董事	317	228
		317	228
Other emoluments	其他酬金		
– Executive directors	一執行董事		
Salaries and other benefits	薪酬及其他福利	3,071	2,965
Retirement benefits scheme contributions	退休福利計劃供款	25	24
		3,096	2,989
		3,413	3,217

The number of directors (including independent non-executive directors) whose remuneration falls within the bands set out below is as follows:

屬於下文所載酬金範圍內之董事(包括獨立非執行董事)人數如下:

HK$ 港幣		2004 二零零四年 Number of directors 董事人數	2003 二零零三年 Number of directors 董事人數
Nil to 1,000,000	零至1,000,000	8	9
1,000,001 to 1,500,000	1,000,001至1,500,000	1	1
1,500,001 to 2,000,000	1,500,001至2,000,000	1	1
		10	11

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

本年度內,本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職補償。

9. DIRECTORS' AND EMPLOYEE REMUNERATION *(continued)* 9. 董事及僱員酬金 *(續)*

(b) EMPLOYEES' REMUNERATION (b) 僱員酬金

The five highest paid individuals in the Group included two (2003: two) directors of the Company, details of whose salaries and other benefits are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

本集團五名最高薪酬人士包括本公司兩名(二零零三年：兩名)董事，彼等之酬金及其他福利詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Salaries and other benefits	薪金及其他福利	**1,482**	1,515
Retirement benefit scheme	退休福利計劃	**36**	36
		1,518	1,551

HK$ 港幣		2004 二零零四年 Number of employees 僱員人數	2003 二零零三年 Number of employees 僱員人數
Nil to 1,000,000	零至1,000,000	**3**	3

10. FINANCE COSTS 10. 融資成本

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Interest on borrowings wholly repayable within five years:	須於五年內悉數償還之借貸利息：		
Bank borrowings	銀行借貸	**943**	34,455
Other borrowings and payables	其他借貸及應付款項	**16,488**	16,246
Obligations under finance leases	融資租約債項	**3**	11
		17,434	50,712

11. TAXATION 11. 稅項

		2004 **二零零四年** ***HK$'000*** ***港幣千元***	2003 二零零三年 *HK$'000* *港幣千元*
The charge (credit) comprises:	稅項支出(抵免)包括：		
Taxation in other jurisdictions	其他司法權區之稅項		
– Current year	— 本年度	**1,340**	11,467
– Underprovision in prior years	— 過往年度之撥備不足	**–**	238
Hong Kong Profits Tax	香港利得稅	**5,124**	–
		6,464	11,705
Deferred tax credit *(note 21)*	遞延稅項抵免 *(附註21)*	**–**	(770)
Taxation attributable to the Company and its subsidiaries	本公司及其附屬公司應佔稅項	**6,464**	10,935

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended 31st December, 2003 as the subsidiaries operated in Hong Kong has no assessable profit for that year.

香港利得稅乃按年內估計應課稅溢利之17.5%(二零零三年：17.5%)計算。由於本公司與其附屬公司在截至二零零三年十二月三十一日止年度內並無應課稅溢利，故並無在該年度之財務報表作出香港利得稅撥備。

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Pursuant to the relevant laws and regulations in the PRC, certain PRC subsidiaries of the Group are exempted from PRC income tax for two years starting from their first profit-making year, followed by a 50% reduction for the next three years ("Tax Reduction"). Since these PRC subsidiaries were disposed of during the year ended 31st December, 2003, no PRC subsidiaries of the Group were exempted from Tax Reduction.

其他司法權區之稅項乃按個別司法權區之適用稅率計算。根據有關中國法律及法規，若干本集團中國附屬公司由首個獲利年度起獲豁免中國所得稅兩年，其後三年則獲稅項減半(「稅項寬減」)。由於此等中國附屬公司已於截至二零零三年十二月三十一日止年度內出售，因此並無本集團中國附屬公司享有稅項寬減。

11. TAXATION *(continued)* 11.稅項 *(續)*

The tax charge for the year can be reconciled to the loss before taxation as per the consolidated income statement as follows:

本年度稅項支出可與綜合收益表內所列之稅前虧損反映如下：

		2004 **二零零四年** ***HK$'000*** ***港幣千元***	2003 二零零三年 *HK$'000* *港幣千元*
Loss before taxation	稅前虧損	**(124,564)**	(169,184)
Tax at the average income tax rate *(Note a)*	按平均所得稅率計算之稅款 *(附註a)*	**(23,455)**	(51,297)
Tax effect of share of results of associates	分佔聯營公司業績之稅務影響	**6,540**	30,753
Tax effect of income not taxable in determining taxable profit	釐定應課稅溢利時不可課稅收入之稅務影響	**(34,334)**	(28,399)
Tax effect of expenses not deductible for tax purpose	計稅用不可扣減開支之稅務影響	**25,679**	44,503
Tax effect of deductible temporary differences not recognised	未確認可扣減暫時性差異之稅務影響	**23,849**	11,769
Underprovision in respect of prior year	去年撥備不足	**–**	238
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**6,280**	2,209
Utilisation of tax losses previously not recognised	動用先前未確認稅務虧損	**–**	(3,084)
Effect of tax exemption granted to PRC subsidiaries	授予中國附屬公司稅務減免之影響	**(485)**	(13,104)
Effect of different tax rates of subsidiaries operating in other jurisdictions	在不同司法權區經營之附屬公司稅率各異之影響	**2,139**	16,570
Others	其他	**251**	777
Tax expense for the year	本年度內的稅務支出	**6,464**	10,935

11. TAXATION *(continued)*

Notes:

(a) The average income tax rate for both years represents the weighted average income tax rate of the operations in different jurisdictions on the basis of the relative amounts of net profits before taxation and the related statutory rates.

(b) As at 31st December, 2004, the Group had unused tax loss of approximately HK$29,682,000 (2003: HK$231,337,000) available to offset against future profits. No deferred tax asset has been recognised in respect of the unused tax losses due to the unpredictability of future profits streams.

(c) As at 31st December, 2004, the Group had deductible temporary differences in respect of allowances on doubtful debts of approximately HK$308,765,000 (2003: HK$172,483,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

11. 稅項 *(續)*

附註：

(a) 兩個年度內平均所得稅率即不同司法權區營運之加權平均所得稅率，計算基準為稅前純利及相關法定稅率之有關款額。

(b) 於二零零四年十二月三十一日，本集團有未使用稅務虧損約29,682,000港元（二零零三年：231,337,000港元）可用以抵銷未來溢利。鑒於未來溢利來源之不明朗性，故未有就未使用稅務虧損確認遞延稅項資產。

(c) 於二零零四年十二月三十一日，本集團就呆賬撥備有約308,765,000港元（二零零三年：172,483,000港元）之可扣減暫時性差異。由於並未能確定是否有應課稅溢利供可扣減暫時性差異抵銷，因此並無就該可扣減暫時性差異確認遞延稅項資產。

12. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of approximately HK$176,052,000 (2003: HK$189,528,000) and on the weighted average of 877,471,799 (2003: 829,734,016) ordinary shares in issue during the year.

No disclosure of the diluted loss per share has been shown for the year ended 31st December, 2004 and 2003 as the exercise of the share options and warrants would result in a decrease in loss per share.

12. 每股虧損

每股基本虧損乃根據年度之虧損淨額約176,052,000港元（二零零三年：189,528,000港元）及年內已發行普通股之加權平均數877,471,799股（二零零三年：829,734,016）計算。

由於行使購股權及認股權證會導致截至二零零四年及二零零三年十二月三十一日止年度每股虧損減少，故此並無披露該兩個年度之每股攤薄虧損。

13. PROPERTY, PLANT AND EQUIPMENT 13.物業、廠房及設備

		Land and buildings 土地及樓宇 HK$'000 港幣千元	Furniture and fixtures 傢俬及裝置 HK$'000 港幣千元	Machinery and equipment 機器及設備 HK$'000 港幣千元	Motor vehicles 汽車 HK$'000 港幣千元	Construction in progress 在建工程 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
THE GROUP	本集團						
COST	成本值						
At 1st January, 2004	於二零零四年一月一日	67,944	33,096	158,767	3,605	760	264,172
Currency realignment	幣值重估	–	8	–	–	–	8
Reclassification	重新分類	–	205	–	–	(205)	–
Arising from acquisition of subsidiaries	收購附屬公司產生	–	614	9,800	551	16,500	27,465
Additions	添置	–	1,011	2,206	596	187	4,000
Disposals	出售	–	(1,263)	(26)	–	–	(1,289)
Disposal of subsidiaries	出售附屬公司	(4,590)	(31,389)	(1,526)	(3,191)	(742)	(41,438)
At 31st December, 2004	於二零零四年十二月三十一日	63,354	2,282	169,221	1,561	16,500	252,918
DEPRECIATION, AMORTISATION AND IMPAIRMENT LOSS	折舊、攤銷及減值虧損						
At 1st January, 2004	於二零零四年一月一日	57,611	3,615	157,533	2,257	–	221,016
Provided for the year	年內撥備	195	2,257	1,100	363	–	3,915
Eliminated on disposals	出售後撇除	–	(732)	(5)	–	–	(737)
Eliminated on disposal of subsidiaries	出售附屬公司後撇除	(402)	(4,061)	(483)	(1,568)	–	(6,514)
At 31st December, 2004	於二零零四年十二月三十一日	57,404	1,079	158,145	1,052	–	217,680
NET BOOK VALUES	賬面淨值						
At 31st December, 2004	於二零零四年十二月三十一日	5,950	1,203	11,076	509	16,500	35,238
At 31st December, 2003	於二零零三年十二月三十一日	10,333	29,481	1,234	1,348	760	43,156
THE COMPANY	本公司						
COST	成本值						
At 1st January, 2004 and 31st December, 2004	於二零零四年一月一日及二零零四年十二月三十一日	6,824	1,488	1,338	541	–	10,191
DEPRECIATION	折舊						
At 1st January, 2004	於二零零四年一月一日	703	888	1,181	337	–	3,109
Provided for the year	年內撥備	171	285	109	135	–	700
At 31st December, 2004	於二零零四年十二月三十一日	874	1,173	1,290	472	–	3,809
NET BOOK VALUES	賬面淨值						
At 31st December, 2004	於二零零四年十二月三十一日	5,950	315	48	69	–	6,382
At 31st December, 2003	於二零零三年十二月三十一日	6,121	600	157	204	–	7,082

13. PROPERTY, PLANT AND EQUIPMENT *(continued)* 13.物業、廠房及設備 *(續)*

At the balance sheet dates, the land and buildings of the Group and the Company are held under medium-term land use rights in the PRC.

於結算日，本集團及本公司之土地及樓宇均於中國以中期土地使用權持有。

The carrying value of construction in progress as at 31st December, 2004 represented the amount paid to acquire a land use right with medium lease term relating to the land located in Zhuhai, the PRC for a consideration of HK$16,500,000 for the construction of a factory. The land use right has not yet been obtained by the Group as at 31st December, 2004. The directors are of the opinion that the land use right will be obtained in due course.

於二零零四年十二月三十一日，在建工程之賬面值指就以16,500,000港元之代價，按中期租約收購位於中國珠海之土地之土地使用權興建工廠所支付之款項。於二零零四年十二月三十一日，本集團仍未取得土地使用權。董事認為，土地使用權將可於適當時候取得。

The net book value of motor vehicles and furniture and fixtures as at 31st December, 2004 included an amount of approximately HK$3,000 (2003: HK$173,000) in respect of assets held under finance leases.

汽車與傢俬及裝置於二零零四年十二月三十一日之賬面淨值包括關於根據融資租約持有之資產約3,000港元(二零零三年：173,000港元)之款項。

14. DEPOSIT PAID FOR ACQUISITION OF INTEREST IN PROPERTIES 14.就收購物業權益支付之按金

During the year, the Group entered into a conditional agreement with a third party ("Vendor") to acquire the properties interest in a parcel of land situated in Shanghai, the PRC (the "Land") and the 24-storey building being erected upon the land together with 2 levels of underground carparks (the "Building") (collectively referred to as to the "Properties") for a consideration of RMB450,000,000 (approximately HK$424,528,000). A deposit of RMB50,000,000 (HK$47,012,000) was paid upon the entering into the conditional agreement.

年內，本集團與第三方(「賣方」)訂立一項有條件協議，以收購一塊位於中國上海市之土地(「土地」)及一幢建於土地上樓高24層之樓宇，連同兩層地庫停車場(「樓宇」)(統稱「該等物業」)之物業權益，代價為人民幣450,000,000元(約424,528,000港元)。於訂立有條件協議時已支付人民幣50,000,000元(47,012,000港元)之按金。

According to the conditional agreement, prior to the completion of acquisition, the Vendor should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from 上海市計劃委員會 that the use of the Properties be changed from office to both commercial and residential and that all relevant fee and charges arising from the sale of the Land payable to the relevant authorities including 上海市國土局 having been settled in full; (iii) agree with the Group on the specification of installation, fixtures and furniture and other internal decoration of the Properties; (iv) procure all the contractors engaged in the development/construction of the Properties to enter into agreements with the Group to bind these contractors with obligations to the Group to rectify all defects of the Properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan ("Loan") to be granted by PRC banks to the Group to finance the remaining consideration.

根據有條件協議，於收購事項完成前，賣方須(i)取得土地之土地使用權及樓宇之擁有權證明；(ii)取得上海市計劃委員會之批文，當中訂明該等物業之用途由辦公室改為商住用途，及一切就出售土地所產生而應付有關機構(包括上海市國土局)之有關費用已悉數繳付；(iii)與本集團議定該等物業之安裝、裝置及傢俬之規格及其他內部裝修事宜；(iv)促使所有於有關發展／工程中受聘之承建商與本集團訂立協議，約束各承建商有責任為本集團補救該等物業於完成有關發展／工程後可能出現之一切缺陷；及(v)促使國內銀行向本集團授出貸款(「貸款」)，以支付餘下之代價。

14. DEPOSIT PAID FOR ACQUISITION OF INTEREST IN PROPERTIES *(continued)*

Provided that if the conditions are not fulfilled on or before 1st June, 2005, the Group shall agree to a further extension of not less than 60 days without imposing any fine on the Vendor. If the conditions are not fulfilled within the extended period, the Group shall be entitled to terminate the agreement and the Vendor shall refund the deposit to the Group together with interests accrued during the period from the date of the agreement to the date the deposit is refunded and calculated on the relevant prevailing market interest rate.

It is one of the conditions for completion of the acquisition that the Vendor should obtain approval for the change of use of the Properties from office to both commercial and residential. Should the Vendor fail to obtain such approval within 150 days from the date of the agreement, the Group is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the Properties together with the two levels underground carparks for a consideration of RMB70,000,000 approximately (HK$65,817,000).

The remaining consideration will be settled upon the grant of the Loan and the transfer of the ownership of the Land and Buildings to the Group.

Although the conditions stated above for the change of the use of the Properties has not yet fulfilled within the said period and as at the date of this report, the directors has decided to proceed with the agreement in accordance with the existing terms and conditions.

14. 就收購物業權益支付之按金 *(續)*

倘上述條件未能於二零零五年六月一日或之前達成，本集團須同意給予不少於六十日之順延日期而不得向賣方加收罰款。若上述條件於順延期間內仍未達成，本集團有權終止協議，而賣方須向本集團退還按金，連同由訂立協議日期起至退還按金當日止期間之應計利息。利息乃按有關之當前市場息率計算。

完成收購事項之其中一項條件為賣方應取得將該等物業之用途由辦公室更改為商住用途之批文。倘賣方未能於協議訂立日期後150日內取得有關批文，本集團有權(i)按照現有之條款及條件履行協議；或(ii)以代價人民幣70,000,000元(約65,817,000港元)收購該等物業之第1至第7層、第23層，以及兩層地下停車場。

餘下之代價將於貸款授出及土地及樓宇之擁有權轉讓至本集團後支付。

儘管上述更改該等物業之用途之條件仍未能於所述期間及本報告日期達成，但董事決定按照現有之條款及條件履行協議。

15. PAYMENT FOR ACQUISITION OF SUBSIDIARIES

During the year, the Group entered into conditional agreements with third parties ("Vendor Parties") to acquire the entire interest in 廣州耀陽實業有限公司 ("廣州耀陽") and 88% interest in 東莞市江海貿易有限公司 ("東莞市江海") for consideration of approximately RMB27,300,000 (approximately HK$25,756,000) and RMB25,700,000 (approximately HK$24,244,000) respectively. 廣州耀陽 and 東莞市江海 are companies incorporated in the PRC and engaged in the business of sand mining. As one of the conditions according to the conditional agreements, the Vendor Parties should procure the Group to obtain all necessary approval from relevant government authorities for the proper transfer of ownership in 廣州耀陽 and 東莞市江海. Deposits of RMB21,200,000 (approximately HK$20,000,000) and RMB21,200,000 (approximately HK$20,000,000) were paid upon entering into the conditional agreements. If the conditions are not fulfilled, the Group shall be entitled to terminate the agreements and the Vendor Parties shall refund the deposit to the Group. As at the date of this report, the conditions has not yet been fulfilled and the transaction has not yet been completed.

15. 收購附屬公司付款

年內，本集團與第三方(「賣方」)訂立多項有條件協議，以收購廣州耀陽實業有限公司(「廣州耀陽」)之全部權益及東莞市江海貿易有限公司(「東莞市江海」)之88%權益，所涉及之代價分別約為人民幣27,300,000元(約25,756,000港元)及人民幣25,700,000元(約24,244,000港元)。廣州耀陽及東莞市江海均為於中國註冊成立之公司，主要從事採沙業務。根據有條件協議，其中一項條件為賣方應促使本集團向有關政府當局取得一切必要之批文，以按適當程序轉讓廣州耀陽及東莞市江海之所有權。為數約人民幣21,200,000元(約20,000,000港元)及人民幣21,200,000元(約20,000,000港元)之按金已於有條件協議訂立時支付。如未能達成有關條件，則本集團有權終止該等協議，而賣方亦須向本集團退還按金。截至本報告日期，有關條件仍未達成，而有關交易亦未完成。

16. GOODWILL 16. 商譽

		THE GROUP 本集團	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
COST	**成本值**		
At 1st January	於一月一日	**33,469**	33,082
Arising from acquisition of subsidiaries	收購附屬公司所產生	**26,812**	387
Eliminated on disposal of subsidiaries	出售附屬公司時對銷	**(33,469)**	–
At 31st December	於十二月三十一日	**26,812**	33,469
AMORTISATION AND IMPAIRMENT	**攤銷及減值**		
At 1st January	於一月一日	**24,144**	2,129
Provided for the year	年內撥備	**1,160**	1,628
Impairment loss recognised	已確認減值虧損	**–**	20,387
Eliminated on disposal of subsidiaries	出售附屬公司時對銷	**(24,299)**	–
At 31st December	於十二月三十一日	**1,005**	24,144
NET BOOK VALUES	**賬面淨值**		
At 31st December	於十二月三十一日	**25,807**	9,325

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 20 years.

商譽按直線基準攤銷，而商譽之攤銷期為二十年。

17. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES

17.於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Investments in subsidiaries	*於附屬公司之投資*		
Shares listed overseas, at cost	海外上市股份，按成本值	**139,703**	139,703
Unlisted shares, at cost	非上市股份，按成本值	**85,037**	85,037
		224,740	224,740
Market value of listed shares	上市股份之市值	**37,344**	69,885
Receivables due from subsidiaries	*應收附屬公司之款項*		
Amounts due from subsidiaries	附屬公司之欠款	**3,779,832**	3,801,035
Less: Allowances	減：撥備	**(2,023,959)**	(1,943,059)
		1,755,873	1,857,976
Payables due to subsidiaries	*應付附屬公司之款項*		
Amounts due to subsidiaries	虧欠附屬公司之款項	**840,225**	743,971

The receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment. The amounts are not repayable within one year and are therefore shown as non-current.

應收及應付附屬公司之款項均為無抵押、免息及無固定還款期。該等款項毋須於一年內償還，故列作非流動項目。

17. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES *(continued)*

17. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項 *(續)*

Particulars of the principal subsidiaries at 31st December, 2004 are as follows:

於二零零四年十二月三十一日，各主要附屬公司之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration and operation 成立／註冊及經營業務之地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足之普通股股本／註冊資本	Proportion of nominal value of issued share capital/ registered capital held by the Company 本公司持有已發行股本／註冊資本面值之比例		Principal activities 主要業務
			Directly 直接 %	Indirectly 間接 %	
MRI Holdings Limited ("MRI") *(note c)* *(附註c)*	Australia *(note a)* 澳洲 *(附註a)*	A$31,184,116 31,184,116澳元	–	57.26	Investment holding 投資控股
China Pharmaceutical Industrial Limited *(note c)* 中國製藥工業集團有限公司 *(附註c)*	Hong Kong 香港	HK$2 2港元	–	57.26	Investment holding 投資控股
China Enterprises Limited ("China Enterprises") *(note c)* *(附註c)*	Bermuda *(note b)* 百慕達 *(附註b)*	Supervoting Common Stock US$30,000 Common Stock US$60,173 附有投票權普通股 30,000美元 普通股 60,173美元	33.27 *(note b)* *(附註b)*	24.84 *(note b)* *(附註b)*	Investment holding 投資控股
Zhuhai Zhongce Property Investment Limited *(note c)* 珠海中策產業園投資有限公司 *(附註c)*	British Virgin Islands *(note e)* 英屬處女群島 *(附註e)*	US$1 1美元	–	100	Holding of land development project held for resale 持有土地發展項目以作轉售
Talent Cosmos Limited *(note c)* 才宇有限公司 *(附註c)*	British Virgin Islands 英屬處女群島	US$13,000 13,000美元	–	80	Investment holding 投資控股
Super Energy Group Limited *(note c)* 超量集團有限公司 *(附註c)*	Hong Kong 香港	HK$13,000,000 13,000,000港元	–	80	Investment holding and trading of battery products 投資控股及銷售電池產品

17. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES *(continued)*

17. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration and operation 註冊成立／註冊及經營業務之地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足之普通股股本／註冊資本	Proportion of nominal value of issued share capital/ registered capital held by the Company 本公司持有已發行股本／註冊資本面值之比例 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Super Energy Battery Industries Limited *(note c)* 超量電池實業有限公司 *(附註c)*	Hong Kong 香港	HK$2,500,000 2,500,000港元	–	80	Investment holding and trading of battery products 投資控股及銷售電池產品
台山市超量電池有限公司 ("台山市超量") *(note c)* *(附註c)*	PRC 中國	RMB9,183,763 人民幣9,183,763元	–	76 *(note d)* *(附註d)*	Manufacturing of battery products 製造電池產品

Notes:

a. MRI operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. MRI and its subsidiaries are mainly engaged in the investment holding activities.

b. China Enterprises operates in both Hong Kong and PRC and its shares are traded on the Over the Counter Bulletin Board of the United States of America. The Group holds a 55.2% effective equity interest and a 88.8% effective voting interest in China Enterprises.

c. These companies are limited liability company incorporated in the respective jurisdiction.

d. 台山市超量 is a 95% subsidiary of Super Energy Battery Industries Limited and the Group hold effective 76% interest in台山市超量.

e. Zhuhai Zhongce Property Investment Limited operates in PRC.

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the assets and liabilities of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

附註：

a. MRI於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。MRI及其附屬公司主要從事投資控股業務。

b. China Enterprises於香港及中國經營業務，其股份於美國場外交易議價板買賣。本集團擁有其55.2%之實際股本權益及88.8%之實際投票權。

c. 此乃於各自之司法權區註冊成立之有限責任公司。

d. 台山市超量為超量電池實業有限公司擁有95%權益之附屬公司，而本集團則擁有台山市超量76%實際權益。

e. 珠海中策產業園投資有限公司於中國經營業務。

各附屬公司於年終或年內任何時間概無任何仍然有效之債務證券。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產及負債之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES 18.於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Interests in associates	於聯營公司之權益				
Share of net assets	所佔資產淨值	**337,212**	531,015	**–**	–
Goodwill *(note i)*	商譽*(附註i)*				
At 1st January	於一月一日	**91,785**	91,785	**–**	–
Accumulated amortisation as at 1st January	於一月一日之累計攤銷	**(10,326)**	(1,148)	**–**	–
Arising from acquisition of associates	收購聯營公司所產生	**3,931**	–	**–**	–
Less: amortisation provided for the year	減：於過往年度撥備之攤銷	**(3,059)**	(9,178)	**–**	–
Realised upon disposal/dilution of interests in associates	出售／攤薄聯營公司權益時變現	**(80,325)**	–	**–**	–
At 31st December	於十二月三十一日	**2,006**	81,459	**–**	–
Negative goodwill *(note i)*	負商譽*(附註i)*				
At 1st January	於一月一日	**(123,379)**	(123,379)	**–**	–
Accumulated negative goodwill released at 1st January	於一月一日撥回之累計負商譽	**12,338**	–	**–**	–
Release of negative goodwill during the year	年內撥回之負商譽	**10,598**	12,338	**–**	–
Release upon disposal/dilution of interests in associates	出售／攤薄聯營公司權益時撥回	**53,385**	–	**–**	–
At 31st December	於十二月三十一日	**(47,058)**	(111,041)	**–**	–
Unlisted shares, at cost	非上市股份，按成本值	**–**	–	**2**	2
Unlisted convertible notes due from an associate *(note ii)*	應收聯營公司非上市可換股票據*(附註ii)*	**55,000**	84,800	**–**	–
Loans receivables due from associates *(note iii)*	應收聯營公司貸款應收款(附註*iii*)	**81,840**	260,312	**–**	–
Less: Allowance	減：撥備	**–**	(23,398)	**–**	–
		136,840	321,714	**–**	–
		429,000	823,147	**2**	2

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES *(continued)*

Notes:

(i) Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 10 years. Negative goodwill is released to income over 10 years.

(ii) The carrying value of the unlisted convertible notes at 31st December, 2003 represented investments in convertible note issued by Wing On ("Wing On Note"). The Wing On Note bore interest at 2% per annum and was due for redemption on 19th April, 2004 at HK$84,800,000 with accrued interest. It also entitled the holders at any time after the date of the issuance of the Wing On Note and up to 19th April, 2004 to convert the Wing On Note into shares of Wing On at an initial conversion price of HK$0.032 per share (subject to adjustment).

In January 2004, the Group entered into a new convertible note agreement with Wing On pursuant to which Wing On issued the convertible notes with principal amount of HK$155,000,000 ("New Wing On Note") to the Group, of which HK$84,800,000 was used to settle Wing On Note and HK$70,200,000 were used to settle the receivables due from Wing On. The New Wing On Note is interest bearing at 2% per annum and is due for redemption on 14th June, 2007 at HK$155,000,000 with accrued interest. The New Wing On Note entitled the holders at any time after the date of the issuance of the New Wing On Note and up to 14th June, 2007 to convert the New Wing On Note into shares of Wing On at an initial conversion price of HK$0.020 per share (subject to adjustment).

In October and November, 2004, the Group converted HK$100,000,000 convertible notes of Wing On into ordinary shares of HK$0.01 each in Wing On at conversion price of HK$0.020 per share. Certain convertible notes holders also converted their convertible notes of Wing On into ordinary shares of HK$0.01 each in Wing On at conversion price of HK$0.020 per share. The interest in Wing On held by the Group was accordingly increased from approximately 32.21% to approximately 38.16% upon the conversion of the convertible notes into shares of HK$0.01 each in Wing On by the Group and other convertible note holder. The Group also disposed of approximately 7.88% interest in Wing On for a consideration of approximately HK$45 million and the interest in Wing On held by the Group was decreased to approximately 30.28%.

18. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項（續）

附註：

(i) 商譽按直線基準攤銷，而商譽之攤銷期為十年。負商譽分十年撥回作收入。

(ii) 非上市可換股票據於二零零三年十二月三十一日之賬面值即於永安所發行可換股票據（「永安票據」）之投資。永安票據按年息二厘計息，並須於二零零四年四月十九日以84,800,000港元連息贖回。永安票據亦賦予其持有人權利，可於永安票據發行日期起至二零零四年四月十九日隨時按每股初步換股價0.032港元（可予調整）將永安票據轉換為永安股份。

於二零零四年一月，本集團與永安訂立一項新可換股票據協議。據此，永安發行本金額達155,000,000港元之可換股票據（「新永安票據」）予本集團，當中84,800,000港元用作償還永安票據，而70,200,000港元則用作償還永安結欠之應收款項。新永安票據按年息二厘計息，並須於二零零七年六月十四日以155,000,000港元連息贖回。新永安票據賦予持有人權利，可於新永安票據發行日期起至二零零七年六月十四日隨時按每股初步換股價0.020港元（可予調整）轉換為永安股份。

於二零零四年十月及十一月，本集團將100,000,000港元之永安可換股票據按換股價每股0.020港元兌換為永安每股面值0.01港元之普通股。部分可換股票據持有人亦將彼等之永安可換股票據按換股價每股0.020港元兌換為永安每股面值0.01港元之普通股。據此，在本集團及其他可換股票據持有人將可換股票據兌換為永安每股面值0.01港元之股份後，本公司於永安所持權益由約32.21%增至約38.16%。本集團亦已出售約7.88%永安權益，代價約45,000,000港元，而本集團於永安所持權益已減至約30.28%。

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES (continued)

18. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項（續）

Notes: (continued)

On 30th November, 2004, the Group further entered into two placing and subscription agreements with Wing On and placing agent pursuant to which the placing agent agreed to place 6,000 million ordinary shares of HK$0.01 each in Wing On on behalf of the Group at the price of HK$0.028 per share and the Group would subscribe up to 6,000 million new ordinary shares of Wing On at HK$0.028 per share. The placing of 6,000 million ordinary shares of HK$0.01 each in Wing On and subscription of 3,660 million new ordinary shares of HK$0.01 each of Wing On were completed in December, 2004 and the Group's interest in Wing On was decreased to approximately 19.58% as at 31st December, 2004. The Group further subscribed 2,340 million new ordinary shares of Wing On in January, 2005 and the Group's interest in Wing On was increased to 25.02% subsequent to 31st December, 2004.

(iii) The amounts are unsecured, carry interest at the prevailing market date and not repayable within one year from the balance sheet date.

(iv) In March 2004, Pacific Century Premium Development Limited ("PCPD", formerly known as Dong Fang Gas Holdings Limited whose shares are listed on the Hong Kong Stock Exchange), a then 43.06% owned associate of the Group, entered into agreements with PCCW Limited ("PCCW", a company whose shares are listed on the Hong Kong Stock Exchange) to acquire various property interests from PCCW for a consideration of approximately HK$6,557 million which was satisfied by the issue of new shares and convertible notes by PCPD to PCCW or as it may direct. The above transaction was completed in May 2004 and the Group's interest in PCPD was decreased from 43.06% to 2.83% and PCPD ceased to be an associate of the Group accordingly. The Group further disposed of all its 2.83% interest in PCPD and no interest in PCPD was held by the Group as at 31st December, 2004.

附註：（續）

於二零零四年十一月三十日，本集團與永安及配售代理再訂立兩份配售及認購協議，據此，配售代理同意代表本集團配售6,000,000,000股每股面值0.01港元之永安普通股，每股作價0.028港元；而本集團將按每股0.028港元之價格認購最多6,000,000,000股每股面值0.01港元之永安新普通股。配售6,000,000,000股每股面值0.01港元之永安普通股及認購3,660,000,000股每股面值0.01港元之永安新普通股已於二零零四年十二月完成。於二零零四年十二月三十一日，本集團於永安之權益減至約19.58%。本集團於二零零五年一月另外認購2,340,000,000股永安新普通股，而本集團於永安之權益在二零零四年十二月三十一日後增至25.02%。

(iii) 以上金額均為無抵押，按當前市場利率計息及毋須於結算日後一年內償還。

(iv) 於二零零四年三月，本集團當時持有43.06%之聯營公司盈科大衍地產發展有限公司（「盈大地產」，前稱東方燃氣集團有限公司，其股份於香港聯交所上市）與電訊盈科有限公司（「電訊盈科」，其股份於香港聯交所上市）訂立多份協議，以向電訊盈科收購若干物業權益，代價約6,557,000,000港元，其支付方式為盈大地產向電訊盈科（或按其指示）發行新股及可換股票據。上述交易於二零零四年五月完成，而本集團於盈大地產之權益由43.06%減至2.83%，因此盈大地產不再為本集團聯營公司。本集團進一步出售其全部2.83%盈大地產權益，於二零零四年十二月三十一日，本集團並無持有盈大地產任何權益。

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES *(continued)*

18. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Receivables due from associates	*應收聯營公司款項*				
Amounts due from associates	聯營公司欠款	**57,163**	6,294	**563**	719
Payables due to associates	*應付聯營公司款項*				
Amounts due to associates	虧欠聯營公司款項	**3,737**	185	**–**	185
Market value of listed shares in associates	聯營公司上市股份之市值	**311,480**	325,245	**–**	–

The amounts due from associates are unsecured and repayable on demand. Except for amount due from an associate of approximately HK$54,247,000 (2003: Nil) are interest bearing, all remaining amount due from associates are non-interest bearing. The amounts due to associates are unsecured, non-interest bearing and repayable on demand.

應收聯營公司款項為已抵押及須於要求時償還。除為數約54,247,000港元(二零零三年：無)之應收聯營公司款項計息外，其餘所有應收聯營公司款項均為免息。虧欠聯營公司款項為無抵押、免息及須於要求時償還。

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES *(continued)*

18. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

The amounts due to associates are unsecured, non interest bearing and repayable on demand.

應付聯營公司之款項為無抵押、免息及需於要求時償還。

Particulars of the principal associates at 31st December, 2004 are as follows:

於二零零四年十二月三十一日，各主要聯營公司之詳情如下：

Name of associate 聯營公司名稱	Place of the incorporation/ registration/ establishment 註冊成立／註冊／成立地點	Place of operation 經營業務之地點	Proportion of nominal value of issued share capital/registered capital held indirectly by the Company 本公司間接持有已發行股本／註冊資本面值之比例 %	Principal activities 主要業務
China Velocity Group Limited ("China Velocity") *(notes a and b)* 中國高速(集團)有限公司(「中國高速」) *(附註a及b)*	Bermuda 百慕達	Hong Kong and PRC 香港及中國	22.65	Property investment and development in the PRC 中國之物業投資及發展
Wing On *(notes a and b)* 永安 *(附註a及b)*	Bermuda 百慕達	Hong Kong 香港	19.58	Business of providing package tours, travel and other related services 提供旅遊團、旅遊、及其他相關服務之業務
Hangzhou Zhongce Rubber Company Limited ("HZ Rubber") *(note c)* 杭州中策橡膠有限公司(「杭州橡膠」) *(附註c)*	PRC 中國	PRC 中國	26.00	Manufacturing of tires 輪胎製造

Notes:

(a) The shares of China Velocity and Wing On are listed on the Hong Kong Stock Exchange.

(b) These companies are a limited liability company incorporated in the respective jurisdiction.

(c) This is a sino-foreign equity joint venture.

附註：

(a) 中國高速及永安之股份於香港聯交所上市。

(b) 此為於所屬司法權區註冊成立之有限公司。

(c) 此乃中外合資合營公司。

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES *(continued)*

18. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

上表列出董事認為可構成聯營公司所佔業績或資產淨值主要部份之本集團聯營公司。董事認為提供其他聯營公司之詳情會令篇幅過份冗長。

The following is a summary of the most recent published financial information and management account of the principal associates held by the Group as at 31st December, 2004:

以下為本集團所持有主要聯營公司最新近公佈財務資料及於二零零四年十二月三十一日管理賬目概要：

Consolidated results for the year:

年度之綜合業績：

		HZ Rubber 1.1.2004 to 31.12.2004 杭州橡膠 二零零四年一月一日至二零零四年十二月三十一日 HK$'000 港幣千元	China Velocity 1.1.2004 to 31.12.2004 中國高速 二零零四年一月一日至二零零四年十二月三十一日 HK$'000 港幣千元	Wing On 1.1.2004 to 31.12.2004 永安 二零零四年一月一日至二零零四年十二月三十一日 HK$'000 港幣千元
Turnover	營業額	4,784,903	12,605	1,722,177
Net (loss) profit for the year	本年度（虧損）溢利淨額	97,940	(235,515)	35,377
Net (loss) profit for the year attributable to the Group	本集團應佔本年度（虧損）溢利淨額	25,464	(53,344)	10,614

18. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES *(continued)*

18. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

Consolidated financial position:

綜合財務狀況：

		HZ Rubber as at 31.12.2004 杭州橡膠 於二零零四年十二月三十一日 *HK$'000* *港幣千元*	China Velocity as at 31.12.2004 中國高速 於二零零四年十二月三十一日 *HK$'000* *港幣千元*	Wing On as at 31.12.2004 永安 於二零零四年十二月三十一日 *HK$'000* *港幣千元*
Non-current assets	非流動資產	1,286,257	151,929	2,037,951
Current assets	流動資產	1,753,486	81,482	564,490
Current liabilities	流動負債	(2,180,756)	(120,665)	(581,588)
Non-current liabilities	非流動負債	(90,165)	(667)	(1,075,940)
Minority interests	少數股東權益	(24,109)	(14,430)	(312,171)
Net assets	資產淨值	744,713	97,649	632,742
Share of net assets by the Group:	本集團應佔資產淨值：			
As at 31st December, 2004	於二零零四年十二月三十一日	190,893	22,117	123,890
Market value of interest held by the Group	本集團所持權益市值	N/A	52,770	258,710

19. RECEIVABLES 19. 應收賬款

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Loan and interest receivables	應收貸款及應收利息				
– secured *(note a)*	– 有抵押 *(附註a)*	**230,105**	242,967	**–**	–
– unsecured *(note b)*	– 無抵押 *(附註b)*	**666,513**	297,124	**41,958**	33,725
Promissory note and its interest receivables *(note c)*	承付票及其利息 *(附註c)*	**6,735**	–	**–**	–
Receivable due from related companies *(note c)*	應收關連公司款項 *(附註c)*	**–**	10	**–**	–
		903,353	540,101	**41,958**	33,725
Less: Allowances	減：撥備	**(302,643)**	(138,356)	**(35,223)**	–
		600,710	401,745	**6,735**	33,725
Less: Amounts due within one year and shown under current assets	減：一年內到期並列作流動資產之款項	**(563,666)**	(370,459)	**(6,735)**	(14,586)
Amounts due after one year	一年後到期之款項	**37,044**	31,286	**–**	19,139

Notes:

(a) Included in secured loan and interest receivables were amounts of approximately HK$109,286,000 (2003: HK$128,183,000) and approximately HK$120,819,000 (2003: HK$114,784,000) due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Allowances made in the loans receivables due from Danwei and Lucklong as at 31st December, 2004 were approximately HK$143,905,000 (2003: HK$48,000,000) with reference to the market value of the collateral secured to the Group. Shares in certain companies were pledged to the Group as securities to the loans receivables.

The loan receivables carry interest at the prevailing market rate.

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Ltd.(「Danwei」)及Lucklong Venture Ltd.(「Lucklong」)約109,286,000港元(二零零三年：128,183,000港元)及約120,819,000港元(二零零三年：114,784,000港元)之款項。於二零零四年十二月三十一日，就應收Danwei及Lucklong之貸款作出之撥備約為143,905,000港元(二零零三年：48,000,000港元)，此乃參考提供予本集團之抵押品之市值而釐訂。若干公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

此應收貸款均按當前市場利率計息。

19. RECEIVABLES *(continued)*

19. 應收賬款 *(續)*

(b) Included in unsecured loan and interest receivables were amount of approximately HK$80,021,000 (2003: HK$40,662,000) due from a subsidiary of an investee.

The loan receivables carry interest at the prevailing market rate.

(b) 無抵押貸款及應收利息包括應收所投資公司之附屬公司約80,021,000港元(二零零三年：40,662,000港元)之款項。

此應收貸款乃按當前市場利率計息。

(c) The principal amount of HK$6,500,000 is unsecured, carries interest at prevailing market rate and repayable on 6th May, 2005.

(c) 6,500,000港元之本金乃無抵押、按當前市場利率計息及須於二零零五年五月六日償還。

(d) Details of the receivable due from related companies are as follows:

(d) 應收關連公司款項之詳情如下：

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Paul Y. – ITC Construction Holdings Limited	保華德祥建築集團有限公司	–	5	–	–
ITC Corporation Limited	德祥企業集團有限公司	–	5	–	–
		–	10	–	–

The amounts were unsecured, non-interest bearing and were repayable on demand.

Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC") is a substantial shareholder of the Company and ITC Corporation Limited is a shareholder of Paul Y. – ITC.

該等款項為無抵押、免息及須應要求償還。

保華德祥建築集團有限公司(「保華德祥」)為本公司主要股東，而德祥企業集團有限公司則為保華德祥之股東。

20. INVESTMENTS IN SECURITIES 20.證券投資

		THE GROUP Other investments 本集團 其他投資		THE COMPANY Other investments 本公司 其他投資	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Equity securities:	股本證券：				
Listed	上市	**91,081**	140,053	**–**	–
Unlisted	非上市	**76,909**	36,314	**–**	–
		167,990	176,367	**–**	–
Debt securities:	債務證券：				
Unlisted	非上市	**45,084**	43,421	**–**	–
Club debentures	會所債券	**825**	825	**825**	825
Total	總計	**213,899**	220,613	**825**	825
Total and reported as:	總計及列作：				
Listed	上市				
Hong Kong	香港	**80,415**	112,800	**–**	–
Elsewhere	其他地方	**10,666**	27,253	**–**	–
		91,081	140,053	**–**	–
Unlisted	非上市	**122,818**	80,560	**825**	825
		213,899	220,613	**825**	825
Classified under	分類為				
Current	流動	**19,849**	2,930	**–**	–
Non-current	非流動	**194,050**	217,683	**825**	825
		213,899	220,613	**825**	825
Market value of listed securities	上市證券之市值	**91,081**	140,053	**–**	–

20. INVESTMENTS IN SECURITIES *(continued)*

The carrying value of listed securities in Hong Kong at 31st December, 2004 included amounts of HK$28,860,000 (2003: HK$18,300,000), representing 4.64% (2003: 4.64%) interest in Y.T. Realty Group Limited ("YT Realty"). YT Realty is incorporated in Bermuda with it shares listed on the Hong Kong Stock Exchange.

The carrying value of unlisted securities in Hong Kong at 31st December, 2004 included an amount of HK$43,498,000 (2003: Nil), representing 9.77% interest in Apex Quality Group Limited ("Apex"). Apex is incorporated in the British Virgin Islands and engaged in hotel and leisure related business. Apex was a 22.65% associate of the Group as at 31st December, 2003. Upon the completion of disposal of approximately 12.88% interest of Apex by the Group in September 2004, Apex ceased to be the Group's associate.

20. 證券投資 *(續)*

香港上市證券於二零零四年十二月三十一日之賬面值包括於 渝太地產集團有限公司(「渝太地產」)4.64%(二零零三年：4.64%)之權益，價值為28,860,000港元(二零零三 年：18,300,000港元)。Y.T. Reality於百慕達註冊成立，其股份於香港聯交所上市。

於二零零四年十二月三十一日，香港非上市證券之賬面值包括43,498,000港元(二零零三年：無)之金額，佔Apex Quality Group Limited(「Apex」)9.77%之權益。Apex於英屬處女群島註冊成立，從事酒店及消閒相關業務。於二零零三年十二月三十一日，Apex為本集團擁有22.65%之聯營公司。本集團於二零零四年九月完成出售Apex約12.88%之權益後，Apex已不再為本集團之聯營公司。

21. DEFERRED TAX ASSETS

The following are the major deferred tax assets recognised and movement during the prior accounting periods:

21. 遞延稅項資產

以下為於過往會計時期確認之主要遞延稅項資產及其變動情況：

		Bad and doubtful debts and allowance **呆壞帳及撥備** *HK$'000* *港幣千元*
At 1st January, 2003	於二零零三年十二月三十一日	13,454
Credit to the consolidated income statement	計入綜合收益表	770
		14,224
Realised on disposal of subsidiaries *(note 32)*	出售附屬公司時變現 *(附註32)*	(14,224)
At 31st December, 2003 and 31st December, 2004	於二零零三年十二月三十一日及二零零四年十二月三十一日	–

22. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海市龍山智業產業園 located in Long Shan Development Area, Doumen District, Zhuhai City and is to be jointly developed with 珠海市龍山工業區管理委員會. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development ("Other Asset"). The Group is also entitled to sell the Other Asset to investors at consideration to be agreed among themselves.

The amount of approximately HK227,045,000 (2003: approximately HK$226,596,000) was paid by the Group for obtaining the exclusive development right to the project and in obtaining certain parts of the right for land development.

As the directors are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current asset accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisal Limited, an independent valuer, on open market value basis and no impairment loss is identified.

22.其他資產

此數額指國內土地發展項目產生之成本。該項目為珠海市龍山智業產業園之土地發展項目，位於珠海市斗門區龍山發展區，將由集團與珠海市龍山工業區管理委員會共同發展。本集團享有項目之獨家發展權及享有權利取得土地以再發展(「其他資產」)。本集團亦有權按協定代價將其他資產售予投資者。

本集團已就取得項目之獨家發展權及部份項目土地發展權支付約227,045,000港元(二零零三年：約226,596,000港元)。

由於董事視其他資產為持作發售，故其他資產所產生之成本乃列作流動資產。

董事已參考獨立估值師普頓國際評估有限公司按公開市值基準所作估值評估其他資產之賬面值，並無發覺有減值虧損。

23. INVENTORIES 23.存貨

		THE GROUP 本集團	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Raw materials	原料	**8,004**	12,146
Work in progress	在製品	**–**	163
Finished goods	製成品	**5,704**	54,667
		13,708	66,976

23. INVENTORIES *(continued)*

23. 存貨 *(續)*

Included in above are finished goods of HK$5,704,000 (2003: HK$54,667,000) which are carried at net realisable value.

上述包括按可變現淨值列賬之製成品5,704,000港元(二零零三年：54,667,000港元)。

The cost of inventories recognised as an expense during the year was approximately HK$76,066,000 (2003: HK$2,459,991,000).

於年內確認為開支之存貨成本約為76,066,000港元(二零零三年：2,459,991,000港元)。

24. TRADE DEBTORS

24. 應收貿易賬款

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

本集團一般給予貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

		THE GROUP 本集團	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
0-90 days	0至90日	**6,832**	12,011
91-180 days	91至180日	**114**	762
Over 180 days	180日以上	**34**	945
		6,980	13,718

25. CREDITORS, OTHER PAYABLES AND ACCRUED CHARGES

25. 應付賬款、其他應付款項及應計費用

Included in creditors, other payables and accrued charges are creditors with the following aged analysis:

應付賬款、其他應付款項及應計費用之賬齡分析如下：

		THE GROUP 本集團	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
0-90 days	0至90日	**1,613**	39,468
91-180 days	91至180日	**2,838**	1,413
Over 180 days	180日以上	**513**	813
		4,964	41,694
Add: Other payables and accrued charges	加：其他應付款項及應計費用	**41,111**	43,252
		46,075	84,946

26. PAYABLES

26. 應付款項

Details of the payables are as follows:

應付款項之詳情如下：

			THE GROUP 本集團		THE COMPANY 本公司	
		Notes 附註	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Payables due to related companies	應付關連公司款項	(a)	**185,635**	201,286	**185,218**	198,105
Payables due to third parties	應付第三方款項	(b)	**7,945**	77,795	**–**	50,603
			193,580	279,081	**185,218**	248,708
Less: Amounts shown under current liabilities	減：列作流動負債之款項		**(8,637)**	(34,611)	**(275)**	(5,430)
			184,943	244,470	**184,943**	243,278

26. PAYABLES *(continued)* 26.應付款項 *(續)*

Notes: *附註：*

(a) Details of the payables due to related companies are as follows: (a) 應付關連公司之款項詳情如下：

		Notes 附註	THE GROUP 本集團 2004 二零零四年 HK$'000 港幣千元	THE GROUP 本集團 2003 二零零三年 HK$'000 港幣千元	THE COMPANY 本公司 2004 二零零四年 HK$'000 港幣千元	THE COMPANY 本公司 2003 二零零三年 HK$'000 港幣千元
Nation Cheer Investment Limited	志恒投資有限公司	*(i)*	**184,943**	192,675	**184,943**	192,675
Hanny Magnetics Limited	錦興磁訊有限公司	*(i)*	**–**	1,076	**–**	1,076
ITC Management Limited	德祥企業管理有限公司	*(ii)*	**275**	519	**275**	519
Paul Y. Project Management International Limited	Paul Y. Project Management International Limited	*(i)*	**–**	2,314	**–**	2,314
Mass Success International Limited	Mass Success International Limited	*(iii)*	**–**	1,251	**–**	1,251
Paul Y. – ITC Management Limited	保華德祥管理有限公司	*(i)*	**–**	450	**–**	–
Micro Tech Limited	Micor Tech Limited	*(i)*	**–**	270	**–**	270
Cycle Company Limited and Gunnell Properties Limited	旋高有限公司及 Gunnell Properties Limited	*(i)*	**417**	693	**–**	–
ITC Corporation Limited	德祥企業集團有限公司	*(iv)*	**–**	744	**–**	–
Paul Y. – ITC (E&M) Company Limited	保華機電有限公司	*(i)*	**–**	1,014	**–**	–
Paul Y. – ITC (E&M) Contractors Limited	保華德祥機電工程有限公司	*(i)*	**–**	280	**–**	–
			185,635	201,286	**185,218**	198,105

Notes: *附註：*

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) ITC Management Limited is a wholly-owned subsidiary of ITC Corporation Limited, a shareholder of the Company's substantial shareholder.

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

(iii) Mass Success International Limited is an associate of a substantial shareholder of the Company.

(iii) Mass Success International Limited為本公司主要股東之聯營公司。

(iv) ITC Corporation Limited is a shareholder of the Company's substantial shareholder.

(iv) 德祥企業集團有限公司為本公司主要股東之股東。

THE GROUP AND THE COMPANY

本集團及本公司

The amounts are unsecured and carry interest at prevailing market rate.

所有款項均為無抵押，及按當前市場利率計息。

Except for the payable of HK$184,943,000 (2003: HK$192,675,000) which is repayable after one year from the balance sheet date, all remaining balances are repayable on demand.

除184,943,000港元(二零零三年：192,675,000港元)之應付款項為於結算日起計一年後償還外，其餘款項均須應要求償還。

26. PAYABLES *(continued)*

26. 應付款項 *(續)*

(b) The amounts are unsecured, carry interest at prevailing market rate and repayable on demand.

THE GROUP

As at 31st December, 2003, except for the payable of HK$51,795,000 which was repayable after one year from the balance sheet date, all remaining balances were repayable on demand.

THE COMPANY

As at 31st December, 2003, except for the payable of HK$50,603,000 which was repayable after one year from the balance sheet date, all remaining balances were repayable on demand.

(b) 該等款項乃無抵押、按市場利率計息及須應要求償還。

本集團

於二零零三年十二月三十一日，除51,795,000港元之應付款項為於結算日起計一年後償還外，其餘款項均須應要求償還。

本公司

於二零零三年十二月三十一日，除50,603,000港元之應付款項為於結算日起計一年後償還外，其餘款項均須應要求償還。

27. BANK LOANS AND OTHER BORROWINGS

27. 銀行貸款及其他借貸

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Bank loans	銀行貸款	**2,245**	12,991	**–**	–
Obligations under finance leases *(note a)*	融資租約債項 *(附註a)*	**13**	175	**13**	24
Bank overdrafts	銀行透支	**6,800**	5,131	**–**	5,131
Other borrowings *(note b)*	其他借貸 *(附註b)*	**33,567**	20,131	**–**	–
		42,625	38,428	**13**	5,155
Secured	有抵押	**42,098**	12,438	**13**	5,155
Unsecured	無抵押	**527**	25,990	**–**	–
		42,625	38,428	**13**	5,155
Repayable as follows:	須於以下年期償還：				
Within one year	一年內	**42,622**	38,284	**10**	5,142
Between one and two years	一至兩年	**3**	33	**3**	13
Between two and five years	兩至五年	**–**	111	**–**	–
		42,625	38,428	**13**	5,155
Less: Amount due within one year included under current liabilities	減：一年內到期並列作流動負債之款項	**(42,622)**	(38,284)	**(10)**	(5,142)
Amount due after one year	一年後到期之款項	**3**	144	**3**	13

27. BANK LOANS AND OTHER BORROWINGS (continued) 27. 銀行貸款及其他借貸(續)

Notes: 附註：

(a)

		Minimum lease payments 最低租約付款				Present value of minimum lease payments 最低租約付款之現值			
		THE GROUP 本集團		THE COMPANY 本公司		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Amounts payable under finance leases:	根據融資租約應付金額：								
Within one year	一年內	14	45	14	14	10	31	10	11
In the second to fifth years inclusive	第二至第五年（包括首尾兩年）	4	165	4	18	3	144	3	13
		18	210	18	32	13	175	13	24
Less: Future finance charges	減：未來融資費用	(5)	(35)	(5)	(8)	-	-	-	-
Present value of lease obligations	租約債項現值	13	175	13	24	13	175	13	24
Less: Amount due within one year	減：一年內到期之金額					(10)	(31)	(10)	(11)
Amount due after one year	一年後到期之金額					3	144	3	13

The average lease term is two (2003: five) years. For the year ended 31st December, 2004, the average effective borrowing rate was 9.4% (2003: 6.7%). Interest rate is fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

租約平均為期兩年（二零零三年：五年）。截至二零零四年十二月三十一日止年度，平均實質借貸利率為9.4厘（二零零三年：6.7厘）。息率於訂立合同日期釐定。所有租約按固定還款年期訂立，且並無訂立有關或然租賃付款之安排。

The Group's obligations under finance leases contract are secured by the lessor's charge on the hired assets.

本集團之債項以出租人在租賃資產設立之押記作抵押。

(b) The amounts carrying interest at prevailing market rate.

(b) 有關款項以最優惠利率計息。

28. SHARE CAPITAL 28. 股本

		Notes 附註	Number of shares 股份數目	Value 價值 HK$'000 港幣千元
Authorised:	法定：			
Ordinary shares of HK$0.10 each at 31st December, 2003 and 2004	每股面值0.10港元之普通股於二零零三年及二零零四年十二月三十一日		**8,000,000,000**	800,000
Issued and fully paid:	已發行及繳足：			
Ordinary shares of HK$0.10 each at 1st January, 2003	每股面值0.10港元之普通股於二零零三年一月一日		**829,468,413**	82,947
Exercise of warrants	行使認股權證	*(i)*	**27,126,674**	2,713
Ordinary shares of HK$0.10 each at 31st December, 2003	每股面值0.10港元之普通股於二零零三年十二月三十一日		**856,595,087**	85,660
Issue of shares	發行新股	*(ii)*	**25,000,000**	2,500
At 31st December, 2004	於二零零四年十二月三十一日		**881,595,087**	88,160

Notes:

(i) During the year ended 31st December, 2003, 27,126,674 shares in the Company of HK$0.10 each were issued upon the exercise of 27,126,674 warrants at a price of HK$0.16 per share. The shares issued during the year ended 31st December, 2003 rank pari passu with the then existing shares in all respect.

(ii) During the year ended 31st December, 2004, 25,000,000 ordinary shares in the Company of HK$0.10 each were issued at a price of HK$0.1776 per share as a result of exercise of share options. The shares issued during the year rank pari passu with the then existing shares in all respect.

附註：

(i) 於截至二零零三年十二月三十一日止年度內，27,126,674股每股面值0.10港元之本公司股份因按每股0.16港元之價格行使27,126,674份認股權證而發行。該批於截至二零零三年十二月三十一日止年度內發行之股份在各方面與當時之現有股份享有同等地位。

(ii) 於截至二零零四年十二月三十一日止年度內，有25,000,000股每股面值0.10港元之本公司股份因按每股0.1776港元之價格行使購股權而發行。該批於年內發行之股份在各方面與當時之現有股份享有同等地位。

29. WARRANTS

In accordance with the conditions attached to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an initial subscription price of HK$0.16 per share, subject to adjustment, at any time from the date of issue to 31st December, 2003 (both days inclusive). The movement in the number of warrants of the Company during the year ended 31st December, 2003 were set out as below:

29. 認股權證

根據本公司認股權證所隨附之條件，認股權證之登記持有人有權憑每份認股權證，於發行日期起至二零零三年十二月三十一日（包括首尾兩日）期間內，隨時以現金按初步認購價每股0.16港元（可予調整）認購一股本公司新股份。於截至二零零三年十二月三十一日止年度內，本公司認股權證數目變動載列如下：

		Number of outstanding warrant 未行使認股權證數目
At 1st January, 2003	於二零零三年一月一日	165,893,682
Exercised during the year	於年內行使	(27,126,674)
Lapsed during the year	於年內失效	(138,767,008)
At 31st December, 2003	於二零零三年十二月三十一日	–

On 31st December, 2003, all of the remaining outstanding warrants, which entitled the registered holders to subscribe for 138,767,008 shares of HK$0.10 each in the Company, were lapsed.

於二零零三年十二月三十一日，所有剩餘之未行使認股權證已告失效，而該等認股權證原授權其登記持有人認購138,767,008股本公司每股面值0.10港元之股份。

At 31st December, 2004, there were no outstanding warrants.

於二零零四年十二月三十一日，並無尚未行使之認股權證。

30. SHARE OPTIONS

THE COMPANY

The 1992 Scheme

In accordance with the terms of the Company's Executive Share Option Scheme adopted on 20th July, 1992 and effective for a period of ten years after the date of the scheme, the Company granted to directors and employees of the Company and its subsidiaries share options to subscribe for its ordinary shares for a consideration of HK$1 for the primary purpose of providing incentives to directors and eligible employees. The subscription price, subject to adjustment, is based on 80% of the average of the closing prices of the shares of the Company on the five trading days immediately before the options were offered. Options granted are exercisable not later than ten years after the date the options are granted. The 1992 Scheme was terminated pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 4th June, 2002.

30. 購股權

本公司

一九九二年計劃

本公司於一九九二年七月二十日採納行政人員購股權計劃，該計劃由計劃採納日期起十年內有效。根據計劃之條款，本公司向本公司及其附屬公司之董事及僱員授予購股權以認購本公司之普通股，並就此收取1港元之代價。設立計劃之主要目的是為董事及合資格僱員提供原動力。認購價（可予調整）乃根據本公司股份在緊接授予購股權建議前五個交易日之平均收市價之80%。已授出之購股權可在購股權授出日期起計十年內行使。一九九二年計劃已根據本公司於二零零二年六月四日股東特別大會中通過之普通決議案終止。

30. SHARE OPTIONS *(continued)*

THE COMPANY *(continued)*

The 1992 Scheme (continued)

At 31st December, 2003 and 31st December, 2004, there was no shares issuable under the 1992 Schemes. The total number of shares in respect of which options may be granted under the 1992 Scheme was not permitted to exceed 10% of the shares of the Company in issue excluding any share issued pursuant to the 1992 Scheme at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual was not permitted to exceed 25% of the aggregate number of shares of the Company in issue and issuable under the 1992 Scheme at any point in time, without prior approval from the Company's shareholders.

A summary of the movements of share options under the 1992 Scheme during the year ended 31st December, 2003 were as follows:

30. 購股權 *(續)*

本公司 *(續)*

一九九二年計劃(續)

於二零零三年十二月三十一日及二零零四年十二月三十一日，概無股份根據一九九二年計劃可予以發行。根據一九九二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份(不包括根據一九九二年計劃所發行之任何股份)之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾根據一九九二年計劃不時已發行及可予發行之本公司股份總數之25%，惟取得本公司股東事先批准者則不在此限。

一九九二年計劃項下之購股權於截至二零零三年十二月三十一日止年度之變動概要如下：

			Number of shares under option 購股權涉及之股份數目		
Date of grant 授出日期	**Exercisable period 可行使期間**	**Exercise price 行使價** HK$ 港幣元	**Outstanding at 1.1.2003 於二零零三年一月一日尚未行使**	**Surrendered/ lapsed during the year 年內放棄／失效**	**Outstanding at 31.12.2003 於二零零三年十二月三十一日尚未行使**
12.1.2000 二零零零年一月十二日	18.1.2000 to 17.1.2005 二零零零年一月十八日至二零零五年一月十七日	3.145	75,000	(75,000)	–
Total for directors 董事購股權總數			75,000	(75,000)	–
Employees 僱員					
14.2.2000 二零零零年二月十四日	16.2.2000 to 15.2.2005 二零零零年二月十六日至二零零五年二月十五日	3.702	435,000	(435,000)	–
Total for employees 僱員購股權總數			435,000	(435,000)	–
Grand total 總計			510,000	(510,000)	–

30. SHARE OPTIONS *(continued)*

THE COMPANY *(continued)*

The 2002 Scheme

On 4th June, 2002, the Company adopted a new share option scheme ("2002 Scheme") which is effective for a period of ten years for the primary purpose of providing incentives to directors and eligible employees. Under the 2002 Scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company for a consideration of HK$1. Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options granted are exercisable not later than ten years after the date the options are granted. The exercise price, subject to adjustment, is determined by the board of directors of the Company and will not be less than the highest of (i) the closing price of the Company's share on the date of options granted; (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant; and (iii) the nominal value of the Company's share.

The total number of shares in respect of which options may be granted under the 2002 Scheme is not permitted to exceed 46,097,894 shares, representing 10% of the issued share capital of the Company as at the date of adoption of 2002 Scheme. Subject to the issue of a circular and the approval of the shareholders of the Company in general meeting and/or such other requirements prescribed under the Rules Governing the Listing of Securities of Hong Kong Stock Exchange from time to time, the Board may refresh the limit at any time to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 1% of the aggregate number of shares of the Company in issue and issuable under 2002 Scheme at any point in time, without prior approval from the Company's shareholders.

There were no options granted during the year ended 31st December, 2003 under the 2002 Scheme.

30. 購股權 *(續)*

本公司 *(續)*

二零零二年計劃

於二零零二年六月四日，本公司採納新購股權計劃(「二零零二年計劃」)，該計劃有效期為十年，主要為董事及合資格僱員提供原動力。根據二零零二年計劃，本公司董事會可向合資格僱員(包括本公司及其附屬公司之執行董事)授予購股權以認購本公司股份，並就此收取1港元之代價。已授出之購股權須於授出日期起計三十日內接納，並於接納之時支付每份1港元之費用。已授出之購股權可於購股權授出日期起計十年內行使。行使價(可予調整)由本公司董事會釐定，且不會少於以下三者之最高者：(i)本公司股份於授予購股權當日之收市價；(ii)本公司股份在緊接購股權授出日期前五個營業日之平均收市價；及(iii)本公司股份之面值。

根據二零零二年計劃可授出之購股權涉及之股份總數不得超逾46,097,894股股份，即本公司於採納二零零二年計劃日期時本公司已發行股本之10%。在刊發一份通函及獲本公司股東於股東大會批准之前提下，及／或遵守香港聯交所證券上市規則不時訂出之其他規定下，董事會可隨時更新該限額至本公司股東於股東大會批准當日之已發行股份總數之10%。向任何人士授予之購股權所涉及之股份數目不得超逾二零零二年計劃項下不時已發行及可予發行之本公司股份總數之1%，惟取得本公司股東事先批准者則不在此限。

於截至二零零三年十二月三十一日止年度內並無根據二零零二年計劃授出任何購股權。

30. SHARE OPTIONS *(continued)*

30.購股權 *(續)*

THE COMPANY *(continued)*

The 2002 Scheme (continued)

A summary of the movements of share options under the 2002 Scheme during the year ended 31st December, 2004 were as follows:

本公司 *(續)*

二零零二年計劃 (續)

二零零二年計劃項目下之購股權於截至二零零四年十二月三十一日止年度之變動概要如下：

Date of grant 授出日期	Exercisable period 行使期	Exercise price 行使價 *HK$* *港幣元*	Number of shares under option 購股權涉及之股份數目 Outstanding at 1.1.2004 於二零零四年一月一日尚未行使	Granted during the year 年內授出	Exercised during the year 年內獲行使	Outstanding at 31.12.2004 於二零零四年十二月三十一日尚未行使
Employees 僱員						
8.1.2004 二零零四年一月八日	8.1.2004 to 7.1.2009 二零零四年一月八日至二零零九年一月七日	0.1776	–	25,000,000	(25,000,000)	–

Consideration was received by the Company in respect of the options granted during the year was insignificant.

本公司就年內所授出購股權收取之代價低微。

The closing prices of the Company's shares at the dates of grant on 8th January, 2004 was HK$0.172.

於授出日期(二零零四年一月八日)，本公司股份之收市價為0.172港元。

The closing price of the Company's shares at the dates of exercise by the employees were HK$0.46, HK$0.41, HK$0.60, HK$0.58, HK$0.55 and HK$0.54 respectively.

於各僱員行使日期，本公司股份之收市價分別為0.46港元、0.41港元、0.60港元、0.58港元、0.55港元及0.54港元。

30. SHARE OPTIONS *(continued)*

SUBSIDIARY

China Enterprises

Pursuant to the Executive Share Option Scheme adopted on 7th June, 1994 and effective for a period of ten years after the date of the adoption of the scheme, China Enterprises granted options to officers and employees, and directors who are also employees, of China Enterprises and its subsidiaries to subscribe for common stock in China Enterprises for a consideration of HK$1 for the primary purpose of providing incentives to officers, directors and eligible employees, subject to a maximum of 910,000 shares. Shares of common stock to be issued upon the exercise of options will be authorised and unissued shares. An independent committee (the "Committee") of China Enterprises' board of directors was formed to monitor and consider the granting of options under the scheme. The subscription price will be determined by the Committee, and will not be less than 80% of the average closing price of shares of common stock over the five trading days immediately preceding the date of offer of the option.

At 31st December, 2003 and 31st Demcember, 2004, there was no shares issuable under the above scheme. The total number of shares in respect of which options may be granted under the schemes is not permitted to exceed 910,000 of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders.

30. 購股權 *(續)*

附屬公司

China Enterprises

China Enterprises於一九九四年六月七日採納行政人員購股權計劃，該計劃由採納日期起十年內有效。根據計劃之條款，China Enterprises向China Enterprises及其附屬公司之高級人員及僱員(董事亦屬僱員)授予購股權以認購China Enterprises之普通股，上限為910,000股股份，並就此收取1港元之代價。設立計劃之主要目的是為高級人員、董事及合資格僱員提供原動力。行使購股權所發行之普通股股份將為法定及未發行股份。China Enterprises之董事會成立獨立委員會(「委員會」)，監管及考慮根據計劃授出購股權。認購價由委員會釐定，惟不會低於普通股股份在授予購股權建議日期前五個交易日之平均收市價之80%。

於二零零三年十二月三十一日及二零零四年十二月三十一日，並無股份可根據上述計劃而發行。根據該計劃可授出之購股權涉及之股份總數不得超逾China Enterprises不時已發行股份數目之910,000股，惟取得China Enterprises股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾China Enterprises不時已發行股份之25%，惟取得China Enterprises股東事先批准者則不在此限。

30. SHARE OPTIONS *(continued)* 30. 購股權 *(續)*

SUBSIDIARY *(continued)* 附屬公司 *(續)*

China Enterprises (continued) *China Enterprises* (續)

A summary of the movements of share options under the share option scheme of China Enterprises held by employees during the year ended 31st December, 2003 was as follows:

China Enterprises購股權計劃項目下僱員所持購股權於截至二零零三年十二月三十一日止年度內之變動概要如下：

Exercisable period 可行使期間	Exercise price 行使價	Outstanding at 1.1.2003 於二零零三年一月一日尚未行使	Surrendered/ lapsed during the year 年內放棄／失效	Outstanding at 31.12.2003 於二零零三年十二月三十一日尚未行使
	US$ *美元*			
3.2.2000 to 2.2.2010 二零零零年二月三日至二零一零年二月二日	9.9375	20,000	(20,000)	–

31. RESERVES 31. 儲備

		Share premium 股份溢價	Special capital reserve 特別資本儲備	Capital redemption reserve 資本贖回儲備	Deficit 虧絀	Total 總額
		HK$'000 *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*
THE COMPANY	本公司					
At 1st January, 2003	於二零零三年一月一日	1,897,348	414,881	233	(1,157,457)	1,155,005
Exercise of warrants	行使認股權證	1,628	–	–	–	1,628
Net loss for the year	本年度虧損淨額	–	–	–	(94,357)	(94,357)
At 31st December, 2003	於二零零三年十二月三十一日	1,898,976	414,881	233	(1,251,814)	1,062,276
Issue of shares	發行股份	1,940	–	–	–	1,940
Net loss for the year	本年度虧損淨額	–	–	–	(144,053)	(144,053)
At 31st December, 2004	於二零零四年十二月三十一日	1,900,916	414,881	233	(1,395,867)	920,163

The special capital reserve of the Company represents the amount arising from the capital reduction carried out by the Company during the year ended 31st December, 2001.

本公司之特別資本儲備代表本公司於截至二零零一年十二月三十一日止年度進行削減股本所產生之金額。

At 31st December, 2004 and 2003, the Company had no reserves available for distribution to shareholders.

於二零零四年及二零零三年十二月三十一日，本公司並無可供分派予股東之儲備。

32. DISPOSAL/DILUTION OF INTERESTS IN SUBSIDIARIES 32. 出售／攤薄附屬公司權益

During the year, the Group disposed of its 100% interest in Tung Fong Hong Investment Limited ("TFHI"). Details of the assets and liabilities of the subsidiaries disposed of are as follows:

年內，本集團出售其於Tung Fong Hong Investment Limited(「TFHI」)之全部權益。出售之附屬公司之資產與負債詳情如下：

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Net assets disposed of:	已出售資產淨值：		
Property, plant and equipment	物業、廠房及設備	**34,924**	901,368
Deferred tax assets	遞延税項資產	**–**	14,224
Interests in associates	於聯營公司之權益	**14,808**	103,064
Receivables due from associates	應收聯營公司款項	**–**	81,551
Investments in securities	證券投資	**–**	5,216
Inventories	存貨	**49,319**	737,767
Trade debtors	應收貿易賬款	**12,112**	530,528
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項	**8,427**	207,315
Pledged bank deposits	已抵押銀行存款	**–**	70,098
Bank balances and cash	銀行結餘及現金	**22,176**	296,719
Trade creditors, other payables and accrued charges	應付貿易賬款、其他應付款項及應計費用	**(43,316)**	(757,419)
Income and other taxes payable	應繳所得税及其他應繳税項	**(30)**	(34,335)
Bank loans and other borrowings	銀行貸款及其他借貸	**(60,197)**	(1,274,058)
Obligations under finance leases	融資租約債項	**(149)**	–
Minority interests	少數股東權益	**–**	(486,909)
		38,074	395,129
Less: Interest retained as interests in associates	減：權益以於聯營公司權益形式保留	**–**	(178,053)
		38,074	217,076
Goodwill realised	已變現商譽	**9,170**	6,852
Negative goodwill reserve realised	已變現負商譽儲備	**–**	–
Exchange reserve realised	已變現匯兑儲備	**13**	(3,848)
		47,257	220,080
(Loss) gain on disposal/dilution	出售／攤薄之(虧損)收益	**(5,257)**	12,344
		42,000	232,424
Satisfied by:	支付方式：		
Cash	現金	**35,500**	232,424
Promissory note included in receivables	計入應收款項之承付票	**6,500**	–
		42,000	232,424
Analysis of the net inflow (outflow) of cash and cash equivalents in connection with the disposal/dilution of subsidiaries:	有關出售／攤薄附屬公司之現金及現金等額流入(外流)淨額分析：		
Cash consideration received	已收取之現金代價	**35,500**	232,424
Bank balances and cash disposed of	已出售之銀行結餘及現金	**(22,176)**	(296,719)
Net inflow (outflow) of cash and cash equivalents	現金及現金等額流入(外流)淨額	**13,324**	(64,295)

32. DISPOSAL/DILUTION OF INTERESTS IN SUBSIDIARIES *(continued)*

32. 出售／攤薄附屬公司權益 *(續)*

The subsidiaries disposed of during the year contributed approximately HK$96,262,000 (2003: HK$2,653,540,000) to the Group's turnover, and approximately profit of HK$6,778,0000 (2003: loss of HK$90,362,000) to the Group's loss from operations.

年內出售之附屬公司為本集團營業額帶來約96,262,000港元（二零零三年：2,653,540,000港元）之貢獻，另為本集團經營虧損帶來約6,778,0000港元（二零零三年：虧損90,362,000港元）之溢利。

33. PURCHASE OF SUBSIDIARIES

33. 購入附屬公司

During the year, the Group acquired a 80% interest in Talent Cosmos Limited for a consideration of HK$30 million. Details of the assets and liabilities acquired are as follows:

年內，本集團以30,000,000港元之代價收購才宇有限公司之80%權益。購入之附屬公司之資產與負債詳情如下：

		2004 **二零零四年** ***HK$'000*** ***港幣千元***	2003 二零零三年 *HK$'000* *港幣千元*
Net assets acquired:	已購入資產淨值：		
Property, plant and equipment	物業、廠房及設備	**27,465**	–
Investment in securities	證券投資	**4,160**	–
Interests in associates	於聯營公司之權益	**386**	–
Inventories	存貨	**10,079**	–
Trade debtors	應收貿易賬款	**8,760**	–
Bank balances and cash	銀行結餘及現金	**3,256**	–
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用	**(37,086)**	(12)
Payables due to associates	應付聯營公司款項	**(2,198)**	–
Bank loans	銀行貸款	**(10,453)**	–
Minority interests	少數股東權益	**(1,181)**	410
		3,188	398
Goodwill arising on acquisition	收購產生之商譽	**26,812**	387
		30,000	785
Satisfied by:	支付方式：		
Cash	現金	**30,000**	785

33. PURCHASE OF SUBSIDIARIES *(continued)*

33. 購入附屬公司 *(續)*

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries:

有關購入附屬公司之現金及現金等額之現金外流淨額之分析：

		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Cash consideration paid	已付現金代價	**(30,000)**	(785)
Bank balances and cash acquired	已購入之銀行結餘及現金	**3,256**	–
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries	有關購入附屬公司之現金及現金等額之現金外流淨額	**(26,744)**	(785)

The subsidiaries acquired during the year ended 31st December, 2004, contributed approximately HK$27,141,000 to the Group's turnover and approximately HK$2,005,000 to the Group's loss from operations.

於截至二零零四年十二月三十一日上年度內，於年內收購之附屬公司為本集團營業額帶來約27,141,000港元之貢獻，另為本集團帶來約2,005,000港元之經營虧損。

The subsidiaries acquired during the year ended 31st December, 2003 did not make significant contribution to the Group's turnover and the Group's loss from operations.

於截至二零零三年十二月三十一日止年度內，於年內收購之附屬公司並無為本集團帶來重大營業額貢獻及經營虧損。

34. MAJOR NON-CASH TRANSACTIONS

34. 主要非現金交易

During the year ended 31st December, 2004, the major non-cash transactions were as follows:

於截至二零零四年十二月三十一日止年度內，主要非現金交易如下：

(a) Increase in receivables of approximately HK$34,979,000 before allowances of HK$10,686,000 were resulted from reclassification from loans receivables due from associates included in interests in associates upon the completion of dilution of interest in associates.

(a) 因攤薄於聯營公司之權益完成後，將應收聯營公司貸款重新分類至計入於聯營公司之權益中，導致應收款項增加約34,979,000港元(未計10,686,000港元之撥備前)。

(b) Addition to deposit paid for acquisition of interest in properties of approximately HK$46,686,000 were repayments of loans receivables due from associates.

(b) 就收購物業權益支付之按金增加約46,686,000港元，此乃應收聯營公司貸款之還款。

(c) Addition to investment in securities of approximately HK$43,588,000 were as result of disposal/dilution of interests in associates.

(c) 因出售／攤薄於聯營公司之權益，導致證券投資增加約43,588,000港元。

(d) Loan receivables due from associates of HK$70,200,000 were settled by the issuance of convertible notes by the associates included in interests in associates.

(d) 應收聯營公司貸款70,200,000港元已按聯營公司發行可換股票據之方式償還，並已計入於聯營公司之權益中。

34. MAJOR NON-CASH TRANSACTIONS

34. 主要非現金交易

(e) Additions to deposits paid for acquisition of subsidiaries of HK$40,000,00 were repayments from receivables.

(e) 就收購附屬公司支付之按金增加40,000,000港元，此乃應收款項之還款。

During the year ended 31st December, 2003, the major non-cash transaction are as follows:

於截至二零零三年十二月三十一日止年度內，主要非現金交易如下：

(a) Increase in interests in associates of approximately HK$74,989,000 arose from the disposed of 25% interest in a 51% owned subsidiary and arose from disposal of 50% interest in a wholly-owned subsidiary.

(a) 因出售一家擁有51%之附屬公司及出售一家全資附屬公司50%權益而使於聯營公司權益增加約74,989,000港元。

(b) Increase in other receivables, deposits and repayment of approximately HK$11,032,000 were as a result of reclassification from payment for acquisition of land development right upon the termination of the project during the year ended 31st December, 2003.

(b) 因於截至二零零三年十二月三十一日止年度內終止項目並將收購土地發展權所付款項重新分類而使其他應收帳款、按金及預付款項增加約11,032,000港元。

(c) Finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases of approximately HK$168,000.

(c) 有關物業、廠房及設備之融資租約安排於訂立租約時之資本值約168,000港元。

35. COMMITMENTS

35. 承擔

At the balance sheet date, the Group had the following capital commitments:

於結算日，本集團之資本承擔如下：

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Contracted for but not provided in the financial statements in respect of	已訂約惟未在財務報表中就下列事項作出撥備：				
(i) Acquisition of interest in properties *(note 14)*	(i) 收購物業權益 *(附註14)*	**377,516**	–	**–**	–
(ii) Other assets	(ii) 其他資產	**91,981**	–		
(iii) Acquisition of subsidiaries *(note 15)*	(iii) 收購附屬公司 *(附註15)*	**10,000**	–	**–**	–
		479,497	–	**–**	–

36. OPERATING LEASE COMMITMENTS

36. 經營租約承擔

The Group has made approximately HK$8,052,000 (2003: HK$26,344,000) minimum lease payments under operating leases during the year in respect of office premises.

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為8,052,000港元(二零零三年：26,344,000港元)。

The Group as lessee

本集團作為承租人

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

		THE GROUP 本集團		THE COMPANY 本公司	
		2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
Within one year	一年內	**64**	16,216	**-**	577
In the second to fifth year inclusive	第二至第五年(包括首尾兩年)	**-**	16,930	**-**	-
		64	33,146	**-**	577

Leases are negotiated for an average term of one year and rentals are fixed for an average of one year.

租約平均以一年為期進行磋商，租金平均以一年為期予以釐定。

37. CONTINGENT LIABILITIES 37.或然負債

	THE GROUP 本集團		THE COMPANY 本公司	
	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**	2003 二零零三年 HK$'000 港幣千元
(a) Corporate guarantee given by the Company for banking facilities granted to: (a) 本公司就售予下列單位之銀行融資提供之公司擔保				
(i) subsidiaries (i) 附屬公司	**–**	–	**28,500**	26,243
(ii) associates (ii) 聯營公司	**15,500**	32,300	**15,500**	32,300
Other guarantees issued to associates 向聯營公司作出之其他擔保	**30,780**	780	**30,780**	780
	46,280	33,080	**74,780**	59,323

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the TFHI *(note 32)* and MTR for the leased properties. As at 31st December, 2004, such guarantee has not yet been released upon the disposal of the entire interest in TFHI by the Group.

(b) 本公司就TFHI*(附註32)*全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地鐵有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償債項向地鐵提供擔保。於二零零四年十二月三十一日,有關擔保於本集團出售TFHI全部權益時仍未解除。

38. PLEDGE OF ASSETS 38.資產抵押

(a) As at 31st December, 2004, bank deposits of HK$1,012,000 (2003: Nil) was pledged to secure credit facilities granted to the Group.

At 31st December, 2003, interests in an associates with net assets value attributable to the Group of approximately HK$83,622,000 were pledged to secure credit facilities granted to the associates of the Group.

(a) 於二零零四年十二月三十一日,已將1,012,000港元(二零零三年:無)之銀行存款抵押,作為本集團所獲之備用信貸額之擔保。

於二零零三年十二月三十一日,已將本集團應佔資產淨值約83,622,000港元之聯營公司權益抵押,作為本集團聯營公司所獲之備用信貸額之擔保。

(b) At 31st December, 2004, investment in securities with a carrying value of HK$72,186,000 (2003: HK$111,496,000) were pledged to secure margin account credit facilities and banking facilities granted to the Group.

The margin loan facility amounting to HK$33,567,000 included in bank loans and other borrowings (2003: HK$7,131,000) were utilised by the Group.

(b) 於二零零四年十二月三十一日,已將賬面值為72,186,000港元(二零零三年:111,496,000港元)之證券投資抵押,作為本集團所獲之備用信貸額及銀行信貸額之擔保。

本集團已動用33,567,000港元(二零零三年:7,131,000港元)之保證金備用貸款(已計入銀行貸款及其他借貸)。

39. RELATED PARTY TRANSACTIONS

39. 關連人士交易

During the year, the Group entered into the following significant transactions with related parties:

年內，本集團與下列關連公司訂立以下交易：

Name of company 公司名稱	Nature of transactions 交易性質	Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Sing Pao Newspaper Company Limited 成報報刊有限公司	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(a)	390	363
Lucklong	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(b)	–	5,984
Danwei	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(b)	–	6,683
Hanny Magnetics Limited 錦興磁訊有限公司	Loan interest expense paid and payable by the Group 本集團已付及應付之貸款利息支出	(c)	–	2,606
	Rent expenses paid and payable by the Group 本集團已付及應付之租金支出		16	17
	Sale of goods made by the Group 本集團銷售貨品		–	63
Paul Y. – ITC Management Limited 保華德祥管理有限公司	Loan interest paid and payable by the Group 本集團已付及應付之貸款利息	(d)	–	1,193
	Secondment fee paid an payable by the Group 本集團已付及應付之暫調費用		330	354
	Sales of goods by the Group 本集團銷售貨品		3	–
Paul Y. – ITC (E & M) Company Limited 保華機電有限公司	Repair and maintenance fee paid and payable by the Group 本集團已付及應付之維修及保養費	(c)	42	58
	Project management fee paid and payable by the Group 本集團已付及應付之項目管理費		–	872
	Mechanical and electrical service fee paid and payable by the Group 本集團已付及應付之機電服務費		–	7

39. RELATED PARTY TRANSACTIONS (continued) 39. 關連人士交易（續）

Name of company 公司名稱	Nature of transactions 交易性質	Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Cycle Company Limited and Gunnell Properties Limited 旋高有限公司及 Gunnell Properties Limited	Rental expenses paid and payable by the Group 本集團已付及應付之租金支出	(c)	**553**	554
Paul Y. Project Management International Limited	Project management fee paid and payable by the Group 本集團已付及應付之項目管理費	(c)	**–**	434
Paul Y. – ITC Management Limited 保華德祥管理有限公司	Sale of goods made by the Group 本集團銷售貨品	(c)	**338**	687
Paul Y. – ITC Interior Contractors Limited 保華德祥裝飾有限公司	Project management fee paid and payable by the Group 本集團已付及應付之項目管理費	(c)	**–**	15
Nation Cheer Investment Limited 志恒投資有限公司	Interest expense paid and payable by the Group 本集團已付及應付之利息開支	(c)	**12,428**	10,270
Millennium Target Holdings Limited	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(e)	**–**	31
Wing On 永安	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(f)	**1,466**	2,198
China Velocity 中國高速	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(f)	**–**	3,249

39. RELATED PARTY TRANSACTIONS *(continued)* 39.關連人士交易(續)

Name of company 公司名稱	Nature of transactions 交易性質	Notes 附註	2004 二零零四年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元
Hong Kong Wing On Travel Service Limited 香港永安旅遊有限公司	Air ticketing and travel service expenses paid and payable by the Group 本集團已付及應付之所有機票及差旅服務	(e)	**260**	73
	Sale of goods made by the Group 本集團銷售貨品		**–**	209
Mass Success International Limited	Rental expenses paid and payable by the Group 本集團已付及應付之租金支出	(g)	**577**	618
Pacific Century Premium Developments Limited ("PCPD", formerly known as Dong Fang Gas Holdings Limited) 盈科大衍地產發展有限公司(「盈大地產」,前稱東方燃氣集團有限公司)	Management fee received and receivable by the Group 本集團已收及應收之管理費收入	(h)	**200**	150
Apex	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(h)	**3,280**	248
Mirco Tech Limited	Rental expense of motor vehicles paid and payable by the Group 本集團已付及應付汽車租金開支	(c)	**216**	216
Chief Altantic Profits Limited	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(i)	**303**	306
Rosedale Park Limited	Sale of goods made by the Group 本集團銷售貨品	(i)	**–**	11
	Hotel expense paid and payable by the Group 本集團已付及應付之酒店開支		**–**	14

39. RELATED PARTY TRANSACTIONS *(continued)*

Notes:

(a) Sing Pao Newspaper Company Limited is wholly-owned subsidiary of an investee of the Group.

(b) Ms. Chau Mei Wah, Rosanna ("Ms. Chau"), a director of the Company, is the former director of Danwei and Lucklong. Mr. Lau Ko Yuen, the former alternate director to Ms. Chau, is a director of substantial shareholder of the Company and a director of Danwei and Lucklong. During the year ended 31st December, 2004, interest income received and receivable by the Group from Danwei and Lucklong were approximately HK$6,035,000 and HK$6,103,000 respectively.

(c) Hanny Magnetics Limited, Paul Y. - ITC (E & M) Company Limited, Paul Y. Project Management International Limited, Cycle Company Limited and Gunnell Properties Limited, Paul Y. ITC Management Limited, Paul Y - ITC Interior Contractors Limited, Nation Cheer Investment Limited and Mirco Tech Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(d) ITC Management Limited is the shareholder of a substantial shareholder of the Company.

(e) Millennium Target Holdings Limited and Hong Kong Wing On Travel Service Limited are wholly-owned subsidiaries of Wing On.

(f) Wing On, China Velocity are associates of the Group.

(g) Mass Success International Limited is an associate of a substantial shareholder of the Company.

(h) PCPD and Apex ceased to be associates of the Group during the year ended 31st December, 2004.

(i) China Altantic Profits Limited and Rosedale Park Limited are wholly-owned subsidiaries of PCPD and Apex.

During the year, the Company issued "all monies" guarantees and indemnity to a bank for the banking facilities granted to a non-wholly owned subsidiary and an associate of the Group and the amount of approximately HK$1,913,000 and no amount utilised by that non-wholly subsidiary and an associate respectively as at 31st December, 2004.

39. 關連人士交易 *(續)*

附註：

(a) 成報報刊有限公司為本集團之一間投資公司之全資附屬公司。

(b) 本公司董事周美華女士(「周女士」)為Danwei及Lucklong之前任董事。劉高原先生(周女士之前任替任董事)為本公司主要股東之董事以及Danwei及Lucklong之董事。於截至二零零四年十二月三十一日止年度內，本集團已收及應收Danwei及Lucklong之利息收入分別約6,035,000港元及6,103,000港元。

(c) 錦興磁訊有限公司、保華機電有限公司、Paul Y. Project Management International Limited、旋高有限公司及Gunnell Properties Limited、保華德祥管理有限公司、保華德祥裝飾有限公司、志恒投資有限公司與Mirco Tech Limited 為本公司主要股東之全資附屬公司。

(d) 保華德祥管理有限公司為本公司主要股東之股東。

(e) Millennium Target Holdings Limited及香港永安旅遊有限公司為永安之全資附屬公司。

(f) 永安及中國高速為本集團之聯營公司。

(g) Mass Sucess International Limited為本公司主要股東之聯營公司。

(h) 於截至二零零四年十二月三十一日止年度內，盈大地產及Apex為本集團之前聯營公司。

(i) China Atlantic Profits Limited及Rosedale Park Limited為盈大地產及Apex之全資附屬公司。

年內，本公司就本集團一間非全資附屬公司及一間聯營公司所獲授之銀行信貸向銀行提供「一切款項」擔保及彌償保證，而於二零零四年十二月三十一日，非全資附屬公司及聯營公司已分別動用約1,913,000港元及零港元。

39. RELATED PARTY TRANSACTIONS *(continued)*

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 18, 19 and 26.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

39. 關連人士交易 *(續)*

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註18、19及26。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相議定。

40. RETIREMENT BENEFIT SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. The Group and employees each contribute 5% of the relevant payroll costs to the Scheme.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme. The amount of contributions payable to the pension schemes are charged to the income statement.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

The total cost charged to income statements of approximately HK$851,000 (2003: HK$27,196,000) represents contribution payable to these schemes by the Group in respect of the current year.

40. 退休福利計劃

本集團為全體香港合資格僱員設有強制性公積金計劃(「強積金計劃」)。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。本集團及其僱員各向計劃供款相關薪金成本之5%。

在收益表扣除有關強積金計劃之退休福利計劃供款乃本集團按計劃規則指定之比率應向計劃作出之供款。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助退休金計劃。合資公司須以僱員工資總額之若干百分比向退休金計劃供款，作為有關福利之資金。本集團須就退休金計劃承擔之唯一責任為根據該計劃進作出供款。應向退休金計劃作出之供款額乃在收益表扣除。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生，及可用以減低本集團於未來數年應付之供款。

於收益表扣除之總成本為851,000港元(二零零三年：27,196,000港元)，代表本集團於本年度應就該等計劃支付之供款。

41. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

On 19th April, 2005, the Company announced a proposed group reorganization ("China Strategic Group Reorganization") which, if approved and implemented, will result in, (i) the Company continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investment; (ii) all other subsidiaries of the Group carrying on property development and investment holding business, and all other associates of the Group carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under the Group Dragon Investments Limited ("GDI") (a wholly owned subsidiary of the Company) and its subsidiaries upon completion of the China Strategic Group Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of the Company on a record date to be fixed, on the basis of one GDI shares for every share in the Company after consolidation under the capital reorganization as described below ("Capital Reorganization").

The Company also proposed to carry out the Capital Reorganization which involve, inter alia, the followings:

(i) cancellation of the paid-up capital of HK$0.05 on each issued share of the Company and reduction in the nominal value of each issued share from HK$0.10 to HK$0.05 ("Capital Reduction") and the cancellation of the entire share premium account of the Company;

(ii) subdivision of each authorized but unissued share of the Company into two reduced shares of HK$0.05 each ("Subdivision");

(iii) every two reduced shares of the Company of HK$0.05 each arising from the Capital Reduction and Subdivision will then be consolidated into one ordinary share of HK$0.10; and

(iv) the credits of approximately HK$44,079,000 and HK$1,900,916,000 resulting from the Capital Reduction and the cancellation of the share premium account, respectively to the special capital reserve account of the Company.

Details of the China Strategic Group Reorganization and Capital Reorganization are set out in the joint announcement of the Company dated 19th April, 2005.

41. 結算日後事項

下列事項乃於結算日後發生：

於二零零五年四月十九日，本公司宣佈集團重組之建議(「中策集團重組」)，倘獲批准及付諸實行，將導致(i)本公司繼續保持公眾上市公司之地位，其附屬公司將專注於電池產品製造及銷售業務、證券及物業投資，以及非上市投資項目之投資；(ii)本集團旗下經營物業發展及投資控股業務之所有其他附屬公司，以及本集團旗下經營輪胎製造及營銷、提供旅行團、旅遊及其他相關服務之所有其他聯營公司，將於中策集團重組完後收歸群龍投資有限公司(「群龍」，本公司之全資附屬公司)及其附屬公司；及(iii)於將釐訂之紀錄日期以實物分派方式向本公司當時之股東分派群龍股份，基準為每股本公司股份(於下文所述根據股本重組完成股份合併後)將獲發一股群龍股份(「股本重組」)。

本公司亦建議進行股本重組，當中涉及(其中包括)下列各項：

(i) 註銷每股本公司已發行股份之繳足股本0.05港元，將每股已發行股份之面值由0.10港元削減至0.05港元(「削減股本」)，以及註銷本公司之全部股份溢價賬；

(ii) 將每股法定但未發行之本公司股份拆細成為兩股每股面值0.05港元之經削減股份(「拆細」)；

(iii) 削減股本及拆細後，每兩股每股面值0.05港元之本公司經削減股份將合併成為一股面值0.10港元之普通股；及

(iv) 將分別因削減股本及註銷股份溢價賬所產生之進賬款項約44,079,000港元及1,900,916,000港元，計入本公司之特別資本儲備中。

中策集團重組及股本重組之詳情載於本公司於二零零五年四月十九日刊發之聯合公佈內。

A summary of the consolidated results and of the assets and liabilities of the Group for each of the five years ended 31st December, 2004 is set out below:

本集團截至二零零四年十二月三十一日止五個年度各年之綜合業績以及資產與負債概述如下：

(a) Results

(a) 業績

		Year ended 31st December, 截至十二月三十一日止年度				
		2000 二零零零年 *HK$'000* *港幣千元*	2001 二零零一年 *HK$'000* *港幣千元*	2002 二零零二年 *HK$'000* *港幣千元* *(Note)* *(附註)*	2003 二零零三年 *HK$'000* *港幣千元*	**2004** **二零零四年** ***HK$'000*** ***港幣千元***
Turnover	營業額	3,158,058	3,234,404	3,601,735	2,884,493	**123,403**
Loss before taxation	除稅前虧損	(812,883)	(1,001,147)	(695,566)	(169,184)	**(124,564)**
Taxation	稅項	(6,608)	(5,982)	(12,250)	(10,935)	**(6,464)**
Loss before minority interests	未計少數股東權益之虧損	(819,491)	(1,007,129)	(707,816)	(180,119)	**(131,028)**
Minority interests	少數股東權益	88,809	408,399	233,682	(9,409)	**(45,024)**
Net loss for the year	年度虧損	(730,682)	(598,730)	(474,134)	(189,528)	**(176,052)**
Dividends	股息	46,098	–	–	–	**–**

(b) Assets and liabilities

(b) 資產與負債

		At 31st December, 於十二月三十一日				
		2000 二零零零年 HK$'000 港幣千元	2001 二零零一年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元 (Note) (附註)	2003 二零零三年 HK$'000 港幣千元	**2004 二零零四年 HK$'000 港幣千元**
Investment properties	投資物業	71,818	49,341	–	–	**–**
Properties, plant and equipment	物業、廠房及設備	2,734,587	2,452,199	746,778	43,156	**35,238**
Properties under/held for development	發展中/待發展物業	157,401	137,000	–	–	**–**
Payment for acquisition of land development rights	收購土地發展權所付款項	–	2,727	14,687	–	**–**
Deposit paid for acquisition of a property	收購物業所付按金	–	–	–	–	**47,012**
Payment for acquisition of subsidiaries	收購附屬公司付款	–	–	–	–	**40,000**
Intangible assets	無形資產	107,208	–	–	–	**–**
Goodwill	商譽	–	32,708	30,953	9,325	**25,807**
Interests in associates	於聯營公司之權益	115,752	176,268	681,328	823,147	**429,000**
Investments in securities	證券投資	757,197	473,408	410,685	217,683	**194,050**
Receivables – due after one year	應收賬款－一年後到期	18,995	302,439	22,586	31,286	**37,044**
Loans to minority shareholders	借予少數股東之貸款	28,074	26,765	–	–	**–**
Deferred tax assets	遞延稅項資產	–	–	13,454	–	**–**
Net current assets	流動資產淨值	1,256,530	604,755	855,502	903,557	**984,141**
		5,247,562	4,257,610	2,775,973	2,028,154	**1,792,292**
Share capital	股本	460,979	46,098	82,947	85,660	**88,160**
Reserves	儲備	2,388,875	2,174,692	1,651,106	1,447,720	**1,223,577**
Shareholders' funds	股東資金	2,849,854	2,220,790	1,734,053	1,533,380	**1,311,737**
Minority interests	少數股東權益	1,699,376	1,323,582	728,942	250,160	**295,609**
Deposits received	已收按金	76,638	76,638	–	–	**–**
Non-current liabilities	非流動負債	595,213	593,121	312,978	244,614	**184,946**
Loans from minority shareholders	來自少數股東之貸款	26,481	43,479	–	–	**–**
		5,247,562	4,257,610	2,775,973	2,028,154	**1,792,292**

Note: The amounts were restated as a result of the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income Taxes" issued by the Hong Kong Institute of Certified Public Accountants ("SSAP 12"). However, the financial impact in respect of the adoption of SSAP 12 has not been accounted for in this summary for the two years ended 31st December, 2001.

*附註：*以上金額因採納香港會計師公會頒布之會計實務準則第12號(經修訂)「所得稅」(「會計實務準則第12號」)而重列。然而，此截至二零零一年十二月三十一日止兩年之摘要並無計及採納會計實務準則第12號之財務影響。




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